SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2006

Telefónica de Argentina S.A.
(Exact name of registrant as specified in its charter)

Telefonica of Argentina Inc.
(Translation of registrant’s name into English)

Avenida HUERGO 723
Ground Floor
(C1107A0H) Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica de Argentina S.A.

TABLE OF CONTENTS

Item

1	English translation of annual report filed with the Comisión Nacional de Valores (the Argentine Securities and Exchange Commission), including the Audit Report of Pistrelli, Henry Martin y Asociados S.R.L. and the Financial Statements and Operating and Financial Review and Prospects as of and for the fiscal years ended December 31, 2005 and 2004.

Item 1

Financial Statements
and Operating and Financial Review and Prospects

As of and for the fiscal years ended December 31, 2005 and 2004

Unaudited Information

CONTENTS
ANNUAL REPORT
POLITICAL AND ECONOMIC AND LEGAL CONTEXT
Political and economic context
Regulatory Framework
Tariff Renegotiation
Public Utilities Legislative Proposal

Corporate governance framework
Good Corporate Governance Practices
Audit Committee
Disclosure Committee
Market disclosure rules
Internal rules of conduct on negotiable securities
Regulations on registration, reporting and monitoring of financial information
Internal rules of conduct for the Finance and Accounting Areas
Channel for Protected Disclosures and Procedure for Protection to the party reporting the complaint
Manual of Ethical Standards and Behavior

CORPORATE ISSUES
History and equity ownership
Shareholding structure
Dividend policy
Listing
Business organization
Internal control and financial reporting
Organizational chart
Directors and committees of Telefónica de Argentina S.A.
Appointment of independent directors
Executive management
Directors and executive management compensation
Human resources management
Telefónica in the community
ATIS Project

SERVICE AND MARKET SEGMENTS
Residential customer service
Public telephones
Preferential Business Unit
Wholesale business
Long distance services
Network services
Collection management
Sale of the Equity Interest in Telinver S.A.
Significant variables

ECONOMIC AND FINANCIAL ISSUES
The strategic plan
Financing policy and financial position
Global note program
Comparative balance sheet figures
Analysis of main changes in balance sheet captions
Result for the year
Analysis of main changes in income statement captions
Proposed (income) loss appropriation
Proposed Directors’ and Supervisory Committee fees

PROSPECTS
ACKNOWLEDGMENTS

Unaudited Information

POLITICAL AND ECONOMIC AND LEGAL CONTEXT

Political and economic context

     After the 2001-2002 crisis, political uncertainty lost intensity, a circumstance that contributed to a partial restoration of the institutional balance. Néstor Kirchner, of the Justicialist Party ("PJ") took office as President of Argentina on May 25, 2003, and in the second half of 2003, authorities were elected for executive and legislative offices. The PJ not only gained control of most of the provincial governorships but also obtained absolute majority in both Houses of the Argentine Congress.

     In the recent legislative elections of October, the PJ retained its dominant position in both Houses of Congress; however, the internal fragmentation within the party has forced the official wing called Frente para la Victoria (“FV”) to depend on the will of the rest of the PJ, in particular in the Lower House, where the official wing holds 107 seats, while the required quorum for holding sessions is 129.

     As far as the renegotiation of the defaulted sovereign debt is concerned, the Government presented, on March 18, 2005 the outcome of the exchange process that concluded on February 25, 2005. The acceptance rate was 76.15% even though the Government’s expected level had been, at minimum, a two-thirds acceptance level and the international financial community demanded a minimum of 80%. As a result, Argentina’s total sovereign debt decreased from US$ 189.8 billion to US$ 126.5 billion (equivalent to 77% of Gross Domestic Product (“GDP”), according to the official figures). Anyway this level of indebtedness is still above the one prevailing as of December 2001, but the terms have been considerably extended and the amounts corresponding to the service of the debt are also lower.

     On December 15, 2005, President Kirchner announced the early payback of the debt to the International Monetary Fund (“IMF”). To that end, on January 3, 2006 a disbursement was made for an amount in the region of US$ 9.5 billion. The Government applied to this disbursement all the “unrestricted” reserves (those in excess of the amounts that support the money supply); such resources would be reinforced with various sources of internal and external funding, as for instance funds contributed by the National Treasury, loans granted by Venezuela and other financing. In turn, the imbalance in net worth caused to the Central Bank's reserves was compensated through the issuance of non-transferable Government securities denominated in US Dollars. This measure calls for further improvements in Argentina's fiscal and monetary discipline since in the light of this decrease in reserves (though transient), confidence in the system tends to drop. However, the excess in the demand of US Dollars is a juncture whereas the excess in the supply of US Dollars continues to be a structural reality.

     Economic activity continues recovering at a fast pace. The GDP (measured in real terms) increased to 8.8% in 2003 and 9% in 2004, whereas increased to 9.2% in the first in the first eleven months of 2005, reaching absolute values above the levels recorded in 1998. The country’s annualized inflation rate continues in 2-digit; In 2005, retail prices have recorded a cumulative increase of 12.3% (higher than for the same period of 2003 and 2004) while wholesale prices have had a cumulative increase of 10.7% in the same period. In 2004, the Consumer Price Index (“CPI”) rose 6.1% and the Wholesale Price Index (“WPI”) increased by 7.9% .

     The employment continues to improve. The unemployment rate was 11.1% in the third quarter of 2005 falling down from levels of over 20% as presented during the worst periods of the Argentine crisis 2001-2002. But the increase in the activity rate, i.e., the population that enters the labor market looking for a job, is the main reason for the deceleration in the declining trend that has been shown by the unemployment rate. In contrast, the social situation does not show significant improvements compared to the economic activity. Poverty still stands at very high levels close to 38.5% of population and indigence represents the 13.6% of population. In addition, the work of non-registered employees continuous being high and both unemployment and public insecurity are the main demands of the society.

     As far as the main financial variables are concerned, the situation seems stabilized. The dollar exchange rate fluctuates from $3.00 to $3.05 per US dollar. Capital flight is not significant and controls on speculative capital have been established. The Merval index closed December 31, 2005 above 1,500 points. Interest rates are still low, even with negative values in real terms. The excess liquidity resulting from the increase in deposits and the gradual pace in the expansion of loans generates low needs of funding in the local financial system. Still, money supply margins are reduced and a tightening in monetary policy should be the most probable future scenario.

     The prospects for the next months anticipate an economic activity that will continue increase though at a slower pace than in the last quarters, affected by the restrictions on installed capacity and the energy crisis. Regarding the price scenario, the retail inflation rate would reach 2-digit annualized levels and the wholesale inflation rate will continue to be influenced by the change in the international price of oil and the rest of the relevant commodities. In turn, the employment rate will continue to improve although it is not expected to experience the high employment-product elasticity recorded in the 2002-2004 period. Therefore, the unemployment rate will probably record annual slight declines.

Unaudited Information

     In the financial markets the peso is expected to maintain its appreciation against the US dollar, while interest rates will tend to increase slightly, following increases in international rates. Both the variable and fixed income market would range according to with the volatility that implies the sustainability of public and external accounts, as well as the conditions of the World economy, in order to satisfy funding needs for the rest of the 2006-2007 period.

Regulatory Framework

      Tariff Renegotiation

     The Public Emergency and Exchange System Reform Law No. 25,561, dated January 6, 2002, provided that in the agreements executed by the Federal Administration under public law regulations, including public works and utilities, indexation clauses based on foreign countries’ price indices and any other indexation mechanisms are annulled. Law No. 25,561 also established that the prices and tariffs resulting from such clauses are denominated in Pesos at the $ 1 to US Dollar 1 exchange rate. Furthermore, Section 9 of this Law authorized the National Executive Branch (the “PEN”) to renegotiate the above contracts taking into account the following criteria in relation to public utilities: a) the impact of tariffs on the competitiveness of the economy and the distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the systems comprised; and (e) the profitability of the companies (see Note 10.1 to the Company’s Financial Statements).

     On May 20, 2004, the Company, Telecom Argentina S.A. and the Argentine Government signed a memorandum of understanding pursuant to which the parties confirmed their intent to reach a final contractual renegotiation agreement prior to December 31, 2004, which eventually did not come to happen. In addition, they agreed to maintain the General Tariff Structure currently in force for the Basic Telephony Service until December 31, 2004 and to implement the actions necessary for: (i) the development of services aimed at the beneficiaries of the Head of Household Plan and for pensioners who do not have a telephone line and, (ii): the promotion of Internet access in provincial centers at discount prices. Lastly, the memorandum of understanding ratified tax stability for the contracts.

     The relationship between variables determining revenues and costs was affected as a result of the “pesification” and freezing of the Company’s tariffs within the context of a potentially inflationary economy and may continue to be mismatched depending upon the regulatory framework to be designed by the Argentine Government in the future. The Transfer Contract provides for mechanisms to re-balance the relation between the variables that determine income and costs (including investments), i.e., the so-called "economic and financial equation" upon the occurrence of certain circumstances.

     On February 15, 2006, the Renegotiation and Analysis of Public Utilities Agreements Unit (UNIREN) signed on behalf of the National Government and together with the Company, a Memorandum of Understanding 2006. Once the procedures set forth in current rules and regulations have been complied with, this instrument shall be a necessary precedent in order to reach the Protocol of the Renegotiation Agreement on the Transfer Contract approved pursuant to Decree 2332/90 (“Protocol of Renegotiation”), in accordance with the provisions under section 9 of Law No. 25,561.

      Among others, the Memorandum of Understanding 2006 deals with the following main issues:

1.	Investments: the Company shall continue with the investments aimed at the development and technological update of its network and new services

2.	Service Targets and Long-Term Targets: it is agreed that as of December 31, 2010 the Company must achieve the goals established as Long-Term Targets pursuant to Decree No. 62/90 and in the General Regulations on Basic Telephone Service Quality. Targets have also been established for achievement starting in 2005 which shall be in force until the date above mentioned.

3.	Contractual Situation: the National Communications Commission (“CNC”) and UNIREN's Executive Secretary have expressed that they have proceeded, in accordance with current rules and regulations, to an analysis of the progress and degree of compliance by the Company with the commitments assumed pursuant to the Transfer Contract and the regulatory framework. The conclusion has been that as of the date thereof the Company has complied to an acceptable degree, there being only specific non-compliances, for which penalties have been imposed, and issues inherent in operations being pending, which will be resolved before June 30, 2006.

Unaudited Information

4.	Regulatory Framework.

5.	Stay of Actions and subsequent Waiver of Rights and Withdrawal of Actions.

6.	Adjustment of Incoming International Calls in the Local Area through the application of a correction factor, so that the value referred to in section 37 of Annex II to Decree 764/00 undergoes a three-fold increase.

7.	Unification of the low-rate time band for local calls, national and international long- distance calls, which in the aggregate results in the application of lower discounts starting with the implementation of the Protocol of Renegotiation.

8.	Equal Treatment: In the context of the process to renegotiate the agreements, the National Government undertakes to treat the Company on the basis of terms reasonably similar and equal to those afforded to other telecommunications companies participating in said process.

     The parties agree to comply with and maintain the legal conditions provided in the Transfer Agreement and regulations effective to date. Thirty days after the public hearing to be summoned by the UNIREN to discuss the Letter of Intent 2006, both the Company and its shareholders should suspend for 210 working days all the claims, remedies, and lawsuits filed or in progress both before administrative, arbitral or any other court in Argentina or abroad, based on or related to the events occurred or measures taken as a result of the emergency situation under Law No. 25,561 regarding the Company’s license and Transfer Agreement.

     In order to ensure the necessary foreseeability in the telecommunications sector and considering the telecommunications expertise and experience contributed by sector companies, the PEN committed its efforts to consolidating an adequate and consistent regulatory framework which, based on the legal and technical aspects of the industry, supplements and strengthens the regulations applicable to the sector.

     In the framework of the renegotiation of the Company's agreement with the Government, and within a 30-day term subsequent to the confirmation of the Protocol of Renegotiation by the National Executive Power, the Company and the shareholders representing at least 98% of the capital stock, shall waive fully and expressly all the rights they may potentially invoke, and shall withdraw any actions commenced or pending, on the basis of, or in relation to, the events occurred or measures implemented as a result of the emergency situation established pursuant to Law No. 25,561 as regards the Transfer Contract and the license of the Company. The waivers and withdrawals stipulated shall not be construed as a waiver on the part of the Company of the rights it may have as a result of different circumstances arising in the future. Should such waiver of rights and withdrawal of actions fail to take place, the Protocol of Negotiation shall be deemed terminated on grounds attributable to the Company and its license shall be revoked or considered expired.

     As of the date of issuance of these financial statements, the date of the Public Hearing has not yet been fixed. Additionally, the Memorandum of Understanding 2006 shall be subject to any other approval required by currently applicable rules and regulations.

      Public Utilities Legislative Proposal

     On August 24, 2004, the PEN sent to the National Congress a proposal whose purpose consists in establishing a general regulatory framework for the supply of public utilities. Given that the proposal is intended to establish general framework conditions, it does not identify the sectors that would be covered by its scope, whose determination would be subject to the enactment of specific legislation. The Proposal defines public utilities as a service that is supplied by the public administration either directly or indirectly to satisfy a public interest necessity, and provides that the National Government has exclusive authority to supply public utilities per se or through third parties.

     The Proposal seeks to introduce substantial changes in the regulatory framework under which the Company currently supplies its services. Should it finally become a law, it might be applicable to the renegotiation of public utilities contracts (see Note 10.1 to the Company’s Financial Statements) . The Proposal includes provisions relating to the supply of services by private providers, always in the form of concessions, licenses or permits for specific terms, and establishes that the assets assigned to the supply of the services must be transferred to the State upon the expiration of such term. At present, the Company renders its services under a perpetual license and has the title to the assets assigned to the supply of the services.

Unaudited Information

     In addition, although the Proposal states that tariffs must give the service supplier the chance to obtain a reasonable return on invested capital, it grants certain powers to the State that in practice could affect significant aspects such as tariffs (revenues) and service supply conditions, besides allowing it to impose investment obligations, the requirement that the private supplier must assume a portion of the cost of preferential tariffs charged to certain categories of users (the so-called social tariff), “rescue” the supply of service for public interest reasons without any default in the discharge of obligations by the supplier, etc.

     Pursuant to the Memorandum of Understanding 2006, the National Executive Power has undertaken to make efforts to establish in the future a stable legal framework allowing to regulate the activities in the sector. To that end, it shall send a bill of proposed legislation to the Legislative Power which shall include the following minimum contents:

•	Assurance of a stable and effective regulatory framework applicable to the industry;

•	Maintenance and assurance of legal stability for the benefit of service development;

•	Strengthening of the Nation's common good;

•	Assurance of adequate service provision:

•	Assurance of effective protection for the rights of users and consumers;

•	Incentives to the involvement of the private sector in telecommunications;

•	Promotion of sustainable technological evolution in the sector with a view to fixed and wireless connectivity;

•	Development of the Argentine telecommunications industry;

•	Promotion of job creation;

•	Promotion of investment commitments that guarantee sustainable development in telecommunications infrastructures based on respect for the principle of technological freedom and

•	Establishment of equal treatment for all providers.

     The Company cannot anticipate whether the above legislative projects or other future regulatory proposals will be finally enacted or will form part of the regulatory framework applicable to the Company, or whether they will be enacted as currently drafted or in any other way that could have a higher or lesser effect on the conditions and framework under which the Company currently operates.

     The financial statements consider the effects derived, and those projected, by the Company’s Management, from the regulations enacted as of the date of issuance. The effects of any additional regulations that may be implemented shall be considered at the time they are enacted in their final form and once they are part of the regulatory framework in force and applicable to the Company’s operations.

Corporate Governance Framework

➢	Good Corporate Governance Practices

     Aware of the significant conceptual and regulatory progress made in modern corporate governance rules and standards, both in the United States and in Argentina, and recognizing the need to be aligned with the worldwide objectives of the Grupo Telefónica at the global level, the Company’s Board of Directors has implemented the following Good Corporate Governance actions.

The overriding principles of corporate governance at Grupo Telefónica are:

(i)       The maximization of the Company’s value in the interest of its shareholders,

(ii)       The crucial role of the Board of Directors in the Company’s management and administration, and

(iii)       Transparency of information in the company’s relationships with employees, shareholders, investors and customers.

5

Unaudited Information

•	Audit Committee

Pursuant to the provisions set forth in the Regime of Transparency in Public Offerings as approved by Decree No. 677/01, companies whose shares are listed in stock exchanges are required to create an Audit Committee. The Audit Committee is to hold sessions jointly with three or more members of the Board of Directors, whose majority must be made up by independent directors according to the criteria determined by the National Securities Commission.

During fiscal 2005, the Audit Committee was made up by Messrs: Alfredo Jorge Mac Laughlin, Guillermo Harteneck and Luis Ramón Freixas Pinto. They are all independent directors. On February 24, 2005, the Audit Committee approved its Action Plan for fiscal 2005, which has been duly implemented. On December 21, 2005, Mr. Alfredo Jorge Mac Laughlin submitted his resignation to the Board of Directors and, consequently, to the Audit Committee. This resignation was submitted to the consideration of the Board of Directors at their meeting dated February 7, 2006, in which Mr. Jaime Urquijo Chacón was unanimously designated to replace Mr. Mac Laughlin

The Audit Committee has issued its annual report detailing the treatment afforded to the matters for which it is responsible.

•	Disclosure Committee

The Disclosure Committee is responsible for receiving, classifying and reviewing all corporate information in order to determine that which is to be released to the markets and arranging it in accordance with the features, terms and scope set forth in the local and foreign laws applicable to the Company. The Disclosure Committee’s sessions and powers are governed by its internal regulations.

•	Market Disclosure Rules

Along with their statutory obligations, Telefónica S.A. (“TSA”) and Telefónica have assumed a transparency commitment towards their shareholders, investors and the market in general, with a view to positioning Grupo Telefónica as the forerunner in transparency policies.

With this objective in mind, the Company has several rules that set the basic principles for information disclosure control systems and processes aimed at ensuring that the Company’s material information is known by its top executives and management team, establishing also the mechanisms for conducting periodical evaluations of the effectiveness of those processes and systems.

•	Internal Rules of Conduct on Negotiable Securities

The Company has established internal rules of conduct on negotiable securities for the purpose of restricting the execution of transactions involving negotiable securities of the Grupo Telefónica by the top management and other employees with access to inside information. These rules provide: a) duties to disclose personal deals; b) the prohibition to make deals related to inside information; c) treatment as confidential information.

6

Unaudited Information

•	Rules on Registration, Reporting and Monitoring of Financial Information

The Company approved the Rules on Registration, Reporting and Monitoring of Financial and Accounting Information, aimed at: a) maintaining control levels that ensure that the transactions and amounts included in the Company’s financial statements are adequately reflected; b) maintaining any necessary processes to ensure that financial and accounting information is complete; c) carrying out adequate processes that ensure that the financial information is furnished and known by the members of the organization responsible for each relevant aspect; d) defining and delimiting the responsibilities of each level within the organization regarding the reliability of the information that is publicly disclosed and applying such mechanisms as necessary to assure the confidence of investors and other users of the information; e) establishing the mechanisms and principles necessary to maintain, to the extent permitted by the applicable laws, uniform accounting practices and criteria in the whole Grupo Telefónica; f) seeing and controlling that the transactions made among companies of the Grupo Telefónica are adequately identified and reported; g) maintaining adequate supervision processes that ensure the permanent effectiveness of the financial information registration, disclosure and monitoring system, identifying and correcting any potential deficiency or failure.

•	Internal rules of conduct for the Finance and Accounting areas.

According to these rules, the Chairman and the General Manager of the Company, as well as the executive managers in charge of finance and accounting, must follow certain behavior guidelines such as: (i) preventing real or apparent vested interest conflicts in their personal or professional relationships, (ii) complying with regulations imposed on securities markets, especially the provisions referred to the use of inside information and market manipulation, (iii) acting on the basis of loyalty to the Company and its shareholders, irrespective of their own or third party interests in the event of a vested interest situation, (iv) acting with due diligence and loyalty, duly complying with internal control rules in order for information disclosed to the markets to be timely, complete, faithful, truthful, accurate and clear to ensure the protection of the interests of investors and compliance with the requirements imposed by the market in which the securities are listed, and (v) honoring the commitments to maintain as confidential the information that they may access in the discharge of their duties.

•	Channel for Protected Disclosures and Procedure for Protection to the party reporting the complaint (Whistleblower)

The Company’s Board of Directors approved and implemented in fiscal 2005 the basic guidelines for the Channel for Protected Disclosures and the Procedure for Protection to the party reporting the complaint (whistleblower) established by the Audit Committee to: (i) receive, file and treat the protected disclosures reported by Company employees with respect to accounting, internal control or auditing practices that may involve frauds, alteration in financial information or risks for Grupo Telefónica and the companies that make up the group, and (ii) the anonymous and confidential submission by Company employees of concerns or objections related to accounting or auditing issues, providing in these cases for protection and assurance of confidentiality for those employees who report or disclose such events in good faith or those who assist in the process to detect frauds.

•	Manual of Ethical Standards and Behavior

The Manual of Ethical Standards and Behavior that describes the foundations on which the behavior of Telefónica members is to be based either inside the Company or towards customers and third parties was prepared and published during 2005.

In 2005 the Company received a recognition for its Good Governance, an annual prize given by Center for Financial Stability (“CEF”), a non-profit foundation whose purpose is to measure the quality and transparency of Corporate Governance in companies. The Company ranked second in the Transparency and Disclosure index designed by the CEF

7

Unaudited Information

In the course of fiscal 2005 the Company implemented the Good Corporate Governance actions already explained (http://www.telefonica.com.ar/responsabilidadcorporativa).

CORPORATE ISSUES

      History and equity ownership

     The Company was organized in Argentina as a stock corporation (“sociedad anónima”) on April 23, 1990, under the name Sociedad Licenciataria Sur Sociedad Anónima, for a period of 99 years. The organization of the Company was filed for registration with the Argentine Public Registry of Commerce on July 13, 1990. Its present corporate name was filed for registration on December 3, 1990.

     Telefónica de Argentina’s corporate stock is represented by common book-entry Class A and Class B shares, each with a Ps.1.00 face value. All Class A shares, representing 62.53% of the Company’s stock, are owned by Compañía Internacional de Telecomunicaciones S.A. (“COINTEL”) and their transfer is subject to regulatory approval. The remaining 37.47% equity in the Company is represented by Class B shares.

     The Company’s principal executive office is located at Ingeniero Huergo 723, Ground Floor, (C1107AOH) Buenos Aires, Argentina. Its telephone number is (++5411) 4332-2066.

     As of the date of this report, Cointel owns a 64.83% equity interest in the Company through its holding of all of the Class A shares, representing 62.53% of capital stock, and 40.2 million Class B shares representing a 2.3% of capital stock. In turn, Cointel is owned by three affiliates of the Spanish international media and telecommunications company Telefónica S.A. that collectively own the entire capital stock of Cointel. These three affiliates are Telefónica International Holding B.V. (“TIHBV”, with a 37.3258% interest), Telefónica Holding de Argentina S.A. (“Holding”, with a 50% interest), and Telefónica Internacional S.A. (“TISA”, with a 12.6742% interest).

     In addition, TISA owns a 32.25% equity interest in the Company represented by Class B shares and TIHBV holds Class B shares representing a 0.95% equity interest. Class B shares representing an aggregate 1.96% interest in the Company are held by minority shareholders and are listed on several Argentine exchanges and the New York Stock Exchange.

     The Company is a licensed supplier of fixed-link public telecommunications services and basic telephone services in Argentina. Applicable regulations define basic telephone services as both (1) the supply of fixed telecommunications connections which form part of the public telephone network or are connected to such network, and (2) the provision through these links of local, domestic long-distance and international telephone voice services. The Company’s license is perpetual, as it has been granted for an unlimited period of time.

➢ Shareholding structure

The Company’s shareholding structure as of December 31, 2005 as follows:

8

Unaudited Information

      (1) Treasury shares arising from payment of fractionary interests to minority shareholders. Exchange date: December 12, 2001

Dividend Policy

     The declaration, amount and payment of dividends are determined by a majority vote of the holders of the Company’s common stock on recommendation of the Company’s Board of Directors. Because COINTEL is the majority shareholder of the Company and can appoint the number of directors necessary to prevail in the Board, it can recommend and approve or disapprove the declaration, amount and payment of dividends, subject to the availability of profits and the customary legal restrictions contained in Argentine law.

     Under a shareholders’ agreement dated April 21, 1997, THA and TISA had agreed to cause Cointel, the Company and their subsidiaries to distribute to their respective shareholders the maximum portion of their earnings, respectively, for each fiscal year to the extent permitted by applicable laws and any financial agreements and debt instruments to which they may be subject. The distribution of these dividends was further contingent upon (i) such distributions being advisable as a matter of prudent business judgment; (ii) sufficient funds being available, and (iii) there being no significant restrictions on the ability of any of these companies to raise funds in the financial markets.

     The following table presents information on annual cash dividends paid for each indicated fiscal year since December 1, 1991.

9

Unaudited Information

Date of payment	% of equity	Total US$ (1) payment	Banco Nación rate of exchange (on payment date)
December 18, 1991	1.15% (2)	27,111,420	1.000
March 17, 1992	1.15% (2)	27,111,420	1.000
June 11, 1992	1.15% (2)	27,111,420	1.000
September 11, 1992	1.25% (2)	29,351,059	1.000
December 22, 1992	1.40% (2)	33,005,207	1.000
March 19, 1993	1.50% (2)	35,362,721	1.000
June 11, 1993	3.40% (2)	80,155,502	1.000
January 5, 1994	3.75% (2)	88,406,803	1.000
June 3, 1994	4.10% (2)	96,658,106	1.000
December 22, 1994	4.80% (2)	113,160,708	1.000
May 3, 1995	5.15%	121,412,010	1.000
December 22, 1995	5.15%	121,412,010	1.000
May 17, 1996	5.15%	121,412,010	1.000
December 27, 1996	5.15%	121,412,010	1.000
July 15, 1997	5.44%	128,248,802	1.000
December 12, 1997	5.75%	135,557,098	1.000
July 8, 1998	7.00%	149,878,334	1.000
December 23, 1998	7.00%	149,861,376	1.000
July 21, 1999	7.00%	149,858,916	1.000
December 7, 1999	7.00%	149,858,916	1.000
August 8, 2000	7.00%	149,858,916	1.000
March 29, 2001	7.00%	149,858,916	1.000
November 8, 2001	7.00%	149,858,916	1.000

(1)	Stated in US dollars (US$ as of dates of payment)
(2)	Adjusted for capitalization.

➢	Listing

     The stock of Telefónica de Argentina S.A. has been listed on the stock exchanges of the Argentine cities of Buenos Aires, La Plata, Córdoba, Rosario, and Mendoza since December 26, 1991.

     Its stock is also listed since March 8, 1994, on the New York Stock Exchange (NYSE) through ADSs representing 10 Class B shares each. The shares are identified with the “TAR” ticker symbol.

     High and low stock quotes on the Buenos Aires Stock Exchange for the latest nine years are as follows:

10

Unaudited Information

Fiscal year	High $	Low $
1996	3.42	1.97
1997	4.02	3.37
1998	3.90	1.95
1999	3.24	2.58
2000	4.93	2.43
2001	3.73	0.75
2002	2.80	0.80
2003	3.05	1.14
2004	3.90	1.95
2005 1st quarter	3.35	2.17
2005 2nd quarter	2.58	2.30
2005 3rd quarter	2.76	2.19
2005 4th quarter	3.05	2.55

Business organization

     Corporate decision-making at of the Company relies on an internal division into functional, geographic, customer, or business unit departments and process standardization and operation as set forth in written procedures, to allow for and ensure the coordination of tasks and functions across the organization.

     In conjunction with authority delegation and decentralized decision-making, control procedures are in place to maximize goal setting and attainment and ensure dynamic operations in keeping with the style of a high-technology, mass service provider.

Internal Control and Financial Reporting

     The Sarbanes – Oxley Act, published in the United States in 2002, lays down a series of duties related to internal control over financial information that are mandatory for all public companies governed by the U.S. Securities and Exchange Commission (“SEC”). Specifically, section 404 of the SOX requires the inclusion in a firm’s annual report of a statement by management of the effectiveness of internal controls over the Company’s financial reporting.

     Although such rule does not apply to the Company in this fiscal year, but on the understanding that it shall apply in the future, the Company has established a General Assessment Model that includes the review of the Company’s general controls as well as the specific controls over the main processes with an impact on financial reporting. Said review is carried out mainly in the following phases: the first phase consists in identifying the Company’s processes that feed critical accounts; then such process are subject to a preliminary analysis that includes identifying existing control activities, required controls not yet in place, as well as those that though currently applied are not reflected in the documented description of processes, as well as proposals for improvement in the design of existing controls. The second phase verifies that the controls established in the prior phase are properly operational and proposes actions and improvements in internal control.

     Therefore, the implementation of such Model, in combination with planning, administrative procedures, information and communication systems, personnel assessment, management and quality control, contributes to ensuring an internal control system that guarantees that objectives shall be met with efficacy and efficiency in operations, with reliable financial information and in compliance with current rules and regulations.

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Organizational Chart

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Directors and committees of Telefónica de Argentina S.A.

☐ Regular Directors	☐ Supervisory Committee

Mario Eduardo Vázquez Chairman	Statutory auditors
José María Alvarez Pallete Vice chairman	Santiago Carlos Lazzati
Juan Ignacio López Basavilbaso	Edgardo Alejandro Sanguineti
Eduardo Navarro	Eduardo Luis Llanos
José Fernando de Almansa Moreno-Barreda
Alfredo Jorge Mac Laughlin(1)	Alternate statutory auditors
Guillermo Harteneck	Jorge Héctor Martínez
Luis Ramón Freixas Pinto	María Cristina Sobbrero
Lorena Edith Ratto
☐ Alternate Directors

Jaime Urquijo Chacón (1)	☐ Audit Comité
Carlos Fernández-Prida
Javier Benjumea Llorente	Alfredo Jorge Mac Laughlin(1)
Juan Carlos Ros Brugueras	Guillermo Harteneck
Javier Delgado Martinez	Luis Ramón Freixas Pinto
Manuel Echanove Pasquín
Juan Jorge Waehner
Manuel Alvarez Trongé

☐ Board Secretary

Alejandro Lastra

(1) On December 21, 2005, Mr. Alfredo Jorge Mac Laughlin submitted his resignation to the Board of Directors and, consequently, to the Audit Committee. The Board of Directors accepted his resignation in their meeting held on February 7, 2006, unanimously designating Jaime Urquijo Chacón to replace Mr. Mac Laughlin.

➢ Appointment of independent directors

Telefónica de Argentina S.A. currently has three regular members of the Board who meet the independence requirements established by the National Securities Commission. These directors are members of the Audit Committee.

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Executive management

•	Corporate Division

	President	Mario Eduardo Vázquez
	Director, Purchasing	Roberto Kalbermatter
General Director, Institutional Relations and
	Corporate Security	José Luis Rodríguez Zarco
	Director, Corporate Finance	Angel Jiménez Hernández
	Director, Communications and Corporate Image	María Constanza Grignani
	Director, Internal Audit Corporate	Manuel Neira Montes
	Director, Fundación Telefónica	Carmen Grillo
	Corporate General Secretary	Alejandro Pinedo

•	Fixed Telephony

	General Manager	Juan Jorge Waehner
	Director, Residential Business Unit	Fernando Luis Fronza
	Director, Network Operations	Rodolfo Enrique Holzer
	Director, Preferential Business Unit	Marcelo Tarakdjian
	Director, Wholesale Business Unit	José Luis Aiello Montes
	Director, Finance and Management Control	Juan Ignacio López Basavilbaso
	Director, Strategy and Regulatory Matters	José Luis Aiello Montes
	Director, Human Resources	Rafael Pablo Bergés
	Director, IT and Business Transactions	María Fernanda Torquati
Clerk of the Board of Directors and Company
	Secretary of Telefónica de Argentina	Alejandro Lastra

Directors and executive management compensation

     The compensation of the Board of Directors is determined and approved by the shareholders’ meeting after the end of each fiscal year.

     The compensation of executive managers is determined in accordance with a dual policy providing for fixed and variable compensation. The fixed portion of compensation is proportional to the responsibility that is inherent in a certain position and compensation paid for similar positions on the market. The variable portion of compensation is hinged on performance, and is proportional to the extent to which certain predetermined goals have been achieved throughout the year.

     Additionally the Company approved an “Incentive Plan with payment in cash” whose purpose is to potentiate the motivation of executives and their commitment to the achievement of the Company’s operating, commercial and financial goals, always with a view to safeguarding the Company’s specific interest. The Program is intended as a one-off plan and consists of a single payment in cash upon completion. It came into force on January 1, 2005 and shall expire on December 31, 2007. As regards eligibility for the plan, the beneficiaries must hold a job title of at least director and they have to be selected by the Company’s top leaders on the basis of criteria such as contribution, strategic importance and personal performance and at the time of completion of the Program, such employees must continue to be rendering services to the Company. The amount of the incentive payment shall be calculated according to the executive level of each beneficiary and the degree of achievement of the objectives established for the executive as of December 31, 2007.

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Human Resources Management

     In 2005 the Company defined a new vision and mission which called for adjusting its human resources strategy so that its plans and programs may exert leverage for the cultural change required by the Company to face its business challenges and accompany Grupo Telefónica’s global strategy. The vision, as now defined, is “to be Argentina’s most admired company in terms of personnel enthusiasm, customer satisfaction and contribution to the country’s development”.

     The strengthening at the local level of the Customer Commitment Program brought human resources closer to the Company’s different areas in order to understand and apply a focused approach to customer satisfaction by managing the workplace environment and career development in the Company.

     In order to manage the Company’s workplace environment, the Company worked on the basis of the results of the survey carried out by the end of 2004. Thus actions were called for to generate a vision shared by all the members of the Company, strengthen communications by increasing capillarity and working synergistically with management to strengthen its leadership in workplace environment management and to bring about the improvements required by each segment. The survey tools used were improved and new elements were incorporated to diagnose specific problems in the most critical segments. As a result, actions were implemented to closely focus on the problems detected. This also called for cross-sectional actions, training for line managers to lead the process and a strategy of permanent communication to involve and inform the whole Company. An Intranet site was created to register and update all the improvement actions designed by management and to provide a forum for exchanges between colleagues in relation to workplace environment actions for the various groups.

     It is important to note that the workplace environment survey carried out in November 2005 has showed a global improvement, reflected in 6 percentage points, in the average of positive answers and in 14 percentage points in global satisfaction with Telefónica. These data stand for 79% of the Company’s employees.

     In the course of 2005 the Company launched the Employee Satisfaction with You Program. This Program rests on five pillars: communication and integration, recognition, celebration, benefits and wellbeing based on which actions are designed to exert leverage in cultural change, help all employees to gain a better understanding of the Company, its objectives and results as well as the benefits it offers to its people and to facilitate closer cooperation between the Company’s top executives and the rest of its personnel. And a major component of this Program consists in celebrating and recognizing achievements. The main actions implemented in the framework of this Program have been: breakfasts shared by employees and all the members of the Steering Committee, parties for Children’s Day, cycles of lectures, celebration of major public anniversaries and special commemorations, implementation of flextime in summer and winter vacation, as well as activities aimed at improving our employees’ life styles.

     Additionally, and given that individual development is an essential component of the Company’s new vision, numerous actions implemented by human resources were targeted at various segments of leaders and professionals to work on individual development. In this context, a Program was developed for Company Directors and Managers that included communications events, meetings with the Steering Committee and a process of managerial assessments in which the competencies of the Company’s executives were surveyed. Line managers were also present in communications events and in training programs aimed at improving leadership and negotiation skills, among others. Events have also been arranged for integration between managers from different areas in order to promote mutual acquaintance and better relations between areas.

     As regards the professional segment, a Self-Development and Career Design Manual was published and distributed in Telefónica. This communication action was implemented in the framework of a series of workshops on the issue, targeted at professionals and heads of areas and it includes a site in the Company’s corporate Intranet that takes the participant by the hand in an individual professional development plan. Procedures have been improved and implemented to allow employees within the Company’s ranks as well as the public at large to apply for positions in the Company. In this respect, there have been 11 international employee rotations, 325 positions in the Company have been covered, which implied interviewing 975 people including professionals, analysts and managers. And the Company awarded thirty-eight scholarships for post-graduate studies and 4 scholarships to study abroad.

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     The new position assessment and organization system was fully operative in 2005. It is intended to strengthen fairness inside the Company and supply its personnel with information on career development opportunities according to the area of interest. A plan for communication of these actions to all the personnel not covered by collective bargaining agreements was implemented, with the above information being formally integrated into human resources management systems.

     As regards our relationships with the trade unions, after the direct action measures adopted by Federation of Telephony Workers and Employees of Argentina ( Federación de Obreros y Empleados Telefónicos de la República Argentina) “FOETRA” and the Federation of Workers, Experts and Employees in the Telecommunications Services and Industries of Argentina (Federación de Obreros, Especialistas y Empleados de los Servicios e Industria de las Telecomunicaciones de la República Argentina) “FOEESITRA” in the course of November and December 2005, agreements were reached in relation to salary increases for the personnel represented by these trade unions.

     In terms of on-the-job safety, agreements were signed with FOEESITRA in relation to three issues deemed critical for risk management: fall protection when working at heights, emergency actions and the supply of personal protection clothing and gear. The focus was placed in the implementation of new procedures for work at heights and a suitable Communications Plan was launched.

     During 2005, work continued with the help of the process optimization methodological tool, Six Sigma in various Company processes and areas. The implementation of this methodology pursues an increase in the quality perceived by customers (satisfaction) and the economic benefits resulting from the improvements in processes in order to supply fault-free products and services. The implementation of this tool aims at a transformation in the manner in which we think, implement and control our activities, providing them with the order and discipline necessary for increased efficiency. Specifically in Human Resources, the tool has been applied to minimize variables associated to the process to supply clothing and personal protection gear, which was selected based on its impact, both on money and on employee satisfaction.

Telefónica in the Community

     In our daily activities, all of us members of the Grupo Telefónica de Argentina may appreciate from a vintage point the economic and social development, as well as the improvement in the style of living associated with access to technology. Therefore, through Fundación Telefónica, the Company has been working for years already to multiply efforts and take education, social promotion and culture to the less favored social layers in order to share knowledge and encourage equal opportunity for all and in all the areas in which the Company is involved.

     Side by side with other entities, Fundación Telefónica worked on the Civil Society Comprehensive Development Program. This program supplies Non-Governmental Organizations with technical assistance, consultancy and tools to help professionalize their human resources. This space, within the social promotion area, was born out of an alliance between the Córdoba Catholic University’s Business Management School (ICDA) and the Minetti Foundation.

     Fundación Telefónica’s Social Promotion area has promoted the creation of an Argentine Network of Microcredit Institutions. This entity was created approximately a year ago as an initiative of various institutions in the sector in order to strengthen microcredit institutions through joint work on issues common to all and to potentiate and develop microfinance in Argentina. The network brings together 13 institutions, 8 microcredit entities (Alternativa 3, Entre Todos Asociación Civil, Fundación Provivienda Social, Fundación Grameen Mendoza, Fomento de Iniciativa Económica (“FIE”), Fundación Progresar, Banco Mundial de la Mujer y Fondo de Inversión Social (“FIS”)) and 5 institutions in support of the sector (Gestión de Proyectos de Economía Social (“GPS”), Bar Association – Comisión Probono-, Fundación Telefónica, Foncap and Etimos) and relies also on the support of Fundación Ford. The Network pursues the strengthening of its member institutions through training, technical assistance, exchange of information, legal advisory services, dovetailing for funding purposes, as well as the formation of a framework that favors development in the sector, mainly through the generation of proposals to be applied to the fiscal and legal framework and dovetailing the state, the financiers and the NGOs.

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     One of the current initiatives is the Corporate Volunteering Program, which gives employees the opportunity to channel their solidarity spirit. This Foundation Program trains staff in the subject they will work on or in the institution that they will support, in technical assistance for project design and follow-up, volunteering, management support and momentum to create a network of volunteers in each business area or line within the Company. Program membership is voluntary. Presently there are 714 employees working on social projects in line with the objectives of the Foundation. Each Business Unit has a Coordinator Volunteer. The Program is fully coordinated inside the Company.

     In the field of education, we must highlight the EducaRed portal (www.educared.org.ar), a major education portal targeted at teachers and students of primary and secondary schools whose goal consists in fostering the inclusion of new communication and information technologies in schools. EducaRed has already become a point of reference in its own right as a source of information, tools, updating proposals and spaces for the development and exchange of educational experiences powered by the use of new technologies.

     In 2005, with a turnout in excess of 2000 people, Fundación Telefónica organized the Second EducaRed Iberoamerican Congress under the theme “Education and New Technologies” a forum for innovating debate on strategies, trends and research in the field of Internet use, new Information Technologies and communication technologies as well as the contribution made by virtual environments to education. The event was targeted mainly at teachers, students in the area of teacher training, school directors from the different levels of education, experts and researchers, the community of parents, all of whom make up the educational environment and those interested in the problems inherent in the incorporation of new technologies into the different sectors of the educational level.

     This year Fundación Telefónica launched a new site destined to Education for Kids designated “Kids in the Net” - “Infancia en Red” (www.infanciaenred.org.ar). This aims at bringing forth a measurable change in educational communities and improving the quality of life of small kids by training their teachers on the basis of applications of new information technologies and communications.

     Among other actions, in the Telemedicine and Disabilities area, a series of Internet courses were developed together with the DISCAR Foundation to be delivered to persons with mental, motor and hearing disabilities for them to be familiarized with the manners in which employment offers can be accessed in the Web for a real employment search.

     Another portal developed by Fundación Telefónica in 2005 was IntegraRed (www.integrared.org.ar), the portal about Telemedicine and Disabilities run by, and targeted at, persons with disabilities, their families, and organizations in the civil society and the community. It is run by persons with disabilities because that Fundación Telefónica’s Mission consists in contributing to an improvement in the quality of life by promoting personal autonomy through the use of new information technologies and communications. And it is targeted at persons with disabilities because the portal facilitates access to updated information on: new technologies applied to improving the quality of life; an agenda of events, courses, congresses as well as information on institutions that supply services and deal with Disabilities issues from various standpoints, among others.

     Regarding the cultural area, the Espacio Fundación Telefónica stands as a new integration point between the artistic and cultural expressions. Open to the community and at its service, it provides the highest multimedia technology applied to education, health, solidarity, visual arts and experimentation, among other areas.

     Espacio Fundación Telefónica has a multimedia videoconference room where, among other possibilities, top-notch artistic expressions can flourish. Technological integration takes place also in other areas at Espacio Fundación Telefónica: the Media Library (collection of books, periodicals and audiovisual and digital material) the Media Lab (a multi-media laboratory equipped with cutting edge technology) and the Plasma room where shows from other points of the world are held.

     The Espacio Fundación Telefónica, domiciled at Arenales 1540, Buenos Aires, is open to the public (free entrance and tickets) from Tuesdays to Sundays, between 2:00 PM and 8:30 PM.

     The actions undertaken by the Telefónica de Argentina Foundation may be consulted at the following Internet address: ( www.fundacion.telefonica.com.ar).

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ATIS Project

     Since 2004, all Telefónica Latinoamericana (Latin America) carriers have been working with a common goal, that is, the development and implementation of the ATIS Project.

     ATIS is a system for Commercial Assistance, Billing and Collection, designed on the basis of a single working methodology for all carriers, which includes the best practices and will affect the most critical business processes. This system will support the management of over 30 million clients across Latin America and will have a direct impact on the efficiency of daily activities and processes.

     As regards Argentina, ATIS (Billing and Collection modules) has been in the production phase since December 17, 2004, the date of kick-off for billing operations using the new system. In 2005, all of the Company’s Residential Customers and close to 50% of Small and Medium Enterprises Customers went live.

The implementation of ATIS offers the following benefits to the customer:

•	Integrated application with highly versatile parameters. This helps improve the time to market of the new products, services and discount plans and offers an integrated view of customer data both from the standpoint of Invoicing and Collections.
•	Change in the design of invoices and improvements in content in order to increase customer satisfaction as regards the invoicing process.
•	A new document under the name of “Payment Reminder”, attached to the invoice and detailing the total debt in the account that may be used to pay the invoice through any means of payment.
•	Possibility of defining multiple debt management scenarios using the segment to which the customer belongs as a variable.
•	Invoicing process in conformity with the ISO 9001 standard.
•	Invoicing in a single account with all the customers’ lines

SERVICE AND MARKET SEGMENTS

Residential customer services

     In 2005 the residential market borne witness to the country’s economic growth as year-to-year variation in income was 7%, cellular telephony boomed and competition became more intense. Management continued to focus on the customer, guiding efforts to the improvement of customer satisfaction in the framework of a renewed Customer Commitment Program, redefining its scope and deploying new strategies to adapt the program to permanent updates.

     The Customer Commitment Program has included the successful implementation of Quality Management Systems under the ISO 9001: 2000 standard that involved the following processes:

- Service in Commercial Offices Residential Unit (UNRe)
- Telephone assistance and Commercial Management
- Telephone assistance and Technical Support

     The processes certified have a direct impact on customer perception which yields an ever increasing improvement in customer satisfaction indicators.

     In this respect, the most recent customer satisfaction measurements, carried out in November 2005 yield the following results: 73.1% of General Satisfaction and 86.8% of Satisfaction with Speedy. The improvements in key processes that deserved special emphasis were: Operation, Installation and Time to Operation, Billing, Marketing, Expenditures and Service in Commercial Offices.

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     In turn, indicators as regards service at commercial offices and on the telephone have reflected the actions focused on customers, showing very good indices of efficiency as a result of hiring third-party personnel and in spite of the conflicts with the trade unions occurred during the year. Commercial assistance for Basic Telephony and Speedy exceeded the proposed 85% objective for the second half-year of 2005 and achieved a marked reduction in the need for repeated calls through the project “One-contact only Resolution”.

     As regards telephone assistance, the efficiency of 114 rose to an average 71% per year. Speedy’s Help Desk in turn increased the number of on-line resolved complaints reducing by 20% the time to repair, which translates into an annual average efficiency of 73%. Times to repair, both in the traditional business as in ADSL lines also showed major improvements.

     In the course of this fiscal year, the mark of 238 thousand residential customers with ADSL service was exceeded. This has been not only a major milestone in the aspiration to turn Telefónica into a Broad Band company but also a significant contribution to Argentine society in its progress towards bridging the digital gap. The Company has also been able to launch plans to double speed, delivering levels of service in accordance with current market trends, thanks to the actions implemented in the framework of the Speedy Excelente Program. Such expansion in a highly competitive market was achieved while maintaining the levels of Average Revenues Per User (“ARPU”) of the product under control. Intense efforts were made as well in the reduction of churn (customer turnover rate), which dropped from 3.2% per month in the first quarter of the year to 1.6% per month in the last quarter. These achievements have consolidated the Company’s leadership in broad band access in Argentina.

     As regards the Company’s traditional business, the number of Basic Telephony customers continues to grow: it rose by 4% in the aggregate. In this respect, both the plans designed to improve network flexibility and the differential marketing policies deserve special emphasis. Additionally, the level of customers who cancelled their subscriptions was under control, with a churn ranging from 0.2% to 0.3% per month. The number of supplementary services customers went hand in hand with the above growth as the level of penetration was maintained at 1.8 services per line.

     As regards new products, the Company launched the Telemergencias service, an alarm monitoring system for home security, among other projects, such as the Renuévate, through which the company seeks to modernize telephone equipment in the homes of its customers offering enhanced features and benefits through a marketing scheme that greatly exceeded the goals established in the original sales objectives.

     The objectives established in the business segments were achieved with the leverage afforded by commercial intelligence tools, micro-segmenting models, consumption prediction models, studies into demand, targeted commercial actions, etc. These tools helped strengthen the Company’s commercial actions and improve efficiency in the respective processes.

     In the course of the year efforts continued in the implementation of projects intended to maintain and incorporate technological tools to increase post-sale service efficiency, the most important of which is completion of development in the GPyM – GAUDI solution (a dispatch system with mobile automatic complaint management) with 15 switch exchanges currently working under this new application.

Public telephones

     Fiscal Year 2005 has posed a challenge to Public telephones due to the growth in substitute products. As a result, actions have been implemented to mitigate the impact.

     For that reason the policy of incentives to traffic through promotional actions such as discounts, instantaneous prizes and calls free of charge in the points of sale continued and were very well received by customers.

     A specialized agency started with a series of visits to the points of sales in order to recondition image in more than 14,000 points, succeeding in achieving consistent signaling and shop windows. This gives rise to closer contact between the members of the Company’s network, which shows positive results in the surveys.

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     The Company’s installed Public Phones increased by 3%, mainly due to an increase in the phone booth market which strengthens the Company’s aid vocation and social access to telephone services for the lower income segments.

     The Company’s 0800 number gained a stronghold as a Commercial Assistance Center with specialized sales representatives offering the best advice and commercial assistance. Along those lines Account Executives received training.

     At the same time, the Company continued to curb operating costs through substitution of imports: the booths used for outdoor telephones have been bought to local suppliers.

     All of this has positioned Telefónica once again as the most chosen company, leader in the Public Telephony market.

Preferential Business Unit

     Having strengthened the Preferential Business Unit (UNPre in Spanish), Telefónica succeeded in maintaining its leading position in the segment Small and Medium Enterprises (“PYMES” in Spanish), retailers and professionals. Thus, the Company has gained a foothold as the only provider in Argentina to offer comprehensive telecommunications solutions in this segment.

     Today this Business Unit serves 160,000 customers by supplying differential service, hands-on advice and accompanies growth in small and medium enterprises through value propositions based on an understanding of their true needs, training and development of new products and services tailored to each specific need.

     The implementation of a new Call Center for Small and Medium Enterprises in Mercedes and certification of conformity to the ISO 9001:2000 standard in retail billing processes, in commercial assistance centers and commercial management and technical support in the PYMES call center allowed the Company to reach the highest quality standards in conformity with international requirements.

     The Company’s commitment to its customers as well as an orientation towards full customer satisfaction represent a clear and permanent channel of communications that will allow Telefónica to maintain its leadership in the segment.

Wholesale business

     During 2005, Telefónica’s wholesale business saw significant growth. The reasons for such growth include, in the first place, the opportunities offered by the increase in the cellular telephony market, which, though at a slightly slower pace when compared to the previous year, exceeded the levels expected, and in the second place, the introduction of new services that helped increase Telefónica’s share in the broad band business, a segment that continues to show high growth rates.

     The increase in traffic both in fixed telephony and in the number of billable voice and data links, which reflect the economy’s expansion, brought forth an opportunity that was also significantly tapped by the wholesale business.

Long distance services

     The market of long-distance services, measured in generated traffic, continues to show a positive trend. Although this positive evolution encouraged competition in this service, Telefónica succeeded in maintaining leadership measured both in terms of the market captured and of the monetary values yielded.

     Telephony over IP benefited in 2005 from the growth in broad band access Internet services. This new technology favored the entry in the market of non-traditional companies with new business models. Although their impact is not significant, Telefónica is presently working on the development of new products aimed at meeting this new need in communications.

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Network services

     During 2005 the “end of the world fiber optic project” was successfully completed. In spite of the difficulties in terms of weather and surface, 1,350 km of this link have been completed within the terms planned, which will allow the Company to significantly increase its network capacity for the whole Patagonia Region with the supply of increased and improved services that will contribute to development, growth and education in the region.

     The project “Dense Wavelength Division Multiplexing - DWDM was implemented in the Buenos Airse Multiple Area (“AMBA”). The project included the creation of three rings with wide coverage. The deployment of this technology provides a solution to Metropolitan access which allows for scalability, flexibility and reliability in the network. With the range of speeds available plus the protection awarded by the synchronous digital hierarchy (“SDH”) we are in a position to meet basically any customer requirement in the area.

     As a part of the deployment plan for 2005, more than 95,000 Asymmetric Digital Subscriber Line (“ADSL”) ports were installed, which increased the number of ports installed to over 370,000 ports in 240 switch exchanges in service.

     The Network Area has been coordinating, either at the Latin America level or at the local level, different synergic initiatives in order to standardize processes and implement the best practices employed by leading carriers all over the world. Some of the most relevant initiatives have been those related to logistical processes for materials required in the company’s billable lines and spare parts for the Company’s internal equipment in order to reduce inventories to the minimum required values and be able to supply the quality of service required by customers and optimize the costs of tied-in capital. Another relevant project that extends over multiple years at the Latin American level, whose implementation is currently underway and focuses on Customer Commitment, namely Comprehensive Customer and Services Management (“GICS”) pursues the objective of standardizing assistance service to Large Customers and Small and Medium Enterprises focusing on customers’ vision.

     The Network Area personnel coordinate educational visits by different high schools to the República Building and are actively involved in the Program Interactive Classroom designed to train young students and teachers in the use of Internet at school. Its main objective is to disseminate and encourage the use of the web. This program is being implemented by an interdisciplinary team of Telefónica de Argentina professionals which strengthens the corporate values of Contribution and Closeness to Society.

Collection Management

     In 2005, Telefónica focused its efforts on the reduction of the delinquency levels accompanying growth in the Company’s various business lines and minimizing the expenses associated with management activities.

     In the residential segment, intense efforts were made to start up the new ATIS billing/collection system simultaneously working on the re-design of management events for customers with Speedy in order to prevent customers from canceling their subscriptions as a consequence of collection-related problems.

     New actions were also implemented for the purpose of increasing customer satisfaction levels, such as “payment notices” that allow customer re-authorization a few hours after the invoice in arrears has been paid; or the redesign of the management processes applicable to customers who pay their invoices through a direct debit from their accounts.

     Personalized customer service has now been enhanced to cover small and medium enterprises in addition to the modality that applies to the remaining wholesale customers and companies.

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Sale of the Equity Interest in Telinver S.A.

      Telefónica Publicidad e Información S.A. and Telefónica Publicidad e Información Internacional S.A. (TPI Group), which acquired 95% and 5% of the shares respectively. These are Spanish companies members of the Telefónica Group and Company affiliates. The transaction was approved by the Company’s Audit Committee prior to the approval thereof by the Board of Directors. (see Note 16 to the Company’s financial statements)

Significant variables

	31-dec-01	31-dec-02	31-dec-03	31-dec-04	31-dec-05
	(a)

Lines installed	4,555,122	4,561,447	4,570,739	4,615,470	4,728,439
Lines in service	4,321,020	4,182,277	4,168,825	4,328,513	4,534,844
Residential Internet Customers (b)	112,745	94,256	101,446	93,793	117,178
Public Telephones	122,665	101,552	107,529	117,028	120,625
Total headcount	9,410	8,998	8,736	8,757	8,898
Installed lines per employee (c)	484.1	506.9	523.2	527.0	531.4
Lines in service per employee (c)	459.2	464.8	477.2	494.3	509.6
Network digitalization (en %)	100	100	100	100	100
ADSL	25,462	34,410	69,336	188,840	301,902
Optical fiber cable (kilometers)	16,611	16,727	16,730	17,187	18.511
Capital expenditures in the year (e)	909	151	186	437	473
Operating income (e)	5,902	3,006	2,695	2,983	3,367
Net income (loss) (e)	351	(3,993)	405	(8)	767
Reliability (d)	1.01	0.24	0.37	0.42	0.70

(a) Twelve months ended December 31, 2001.
(b) As from the year ended on December 31, 2003 Internet customers corresponding to the Small and Medium Enterprises are included due to the reclassification of customers.
(c) Considering total personnel at the closing date
(d) Shareholders’ Equity to Total liabilities
(e) In millions of constant pesos (see note 2.1. to the financial statements)

ECONOMIC AND FINANCIAL ISSUES

The strategic plan

     The Strategic Plan is a tool essential for the Company to meet the objectives aimed at ensuring maximum value generation for all stakeholders (customers, employees, shareholders and the society at large). Thus, the strategy deployed by Telefónica de Argentina is defined by means of a process that involves all the areas of the Company and generates internal communication channels that encourage thorough analysis, the contribution of ideas and a creative attitude.

     The following guidelines were established in order to continue to increase income, profitability and cash flow generation: increase number of customers, succeed in having a leadership position in a massive broad band market; increase the number of customers and the value of such customers; safeguard and renew the traditional business improving the quality perceived by our customers.

     In this framework Telefónica embarked upon a deep commercial transformation seeking to strengthen a position as a broad band company that considers customer satisfaction to be a key factor for growth. Speedy’s current broad leadership bears witness to this change process. In this respect, the plans contemplate continuing to increase the share of investments destined to broad band in the global budget of investments for the coming years.

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Financing policy and financial position

     The Company’s general financing policy is to cover future fund needs to continue its investment plan and repay short and long-term debt mainly with funds generated by the operations plus, if possible depending on the evolution of the economic situation and current economic policies, bank loans and access to capital markets. Alternatively, it would request for long-term refinancing of its payables.

     In the fiscal year ended December 31, 2005, investments in Fixed Assets amounted to 473 million Pesos. For fiscal 2006, the Company plans to invest approximately 500 million Pesos. These are preliminary estimates and are based on technical, economic and commercial factors, exchange rates, evolution of the inflation rate, demand and availability of equipment and buildings.

     As of December 31, 2005, Telefónica has financial and banking debts for the equivalent of 2,760 million pesos, of which 2,241 million pesos are classified as non-current in the balance sheet.

     In the course of 2005, as well as in prior fiscal years, the Company achieved a gradual reduction in its stock of short-term indebtedness through a combination of partial payments and long- and short-term refinancing. On February, 2005 the Company issued negotiable obligations for 250 million (see note 12 to the financial statements) and expects to make further placements in the future, which, combined with internally-generated flows as well as possible refinancing and/or other financing alternatives as evaluated by the Company, shall allow it, in the opinion of the Company’s Management, to successfully settle or refinance the remaining balance of its short-term indebtedness.

   • Global note program

     The shareholders’ meeting held on December 19, 2003 approved the creation of a global program (the “Program”) for the issuance of simple negotiable obligations not convertible into shares, denominated in pesos or in any other currency, with ordinary guarantee, in various series and/or successive tranches, either cumulative or non-cumulative, for a maximum outstanding amount of 1.5 billion pesos or its equivalent amount in other currencies, and delegated to the Board of Directors the ability to set the remaining issue conditions and to decide to request or not authorization to quote in the Stock Exchange of Buenos Aires (“BCBA”) and the MAE (automated over-the-counter market in Argentina) and/or other foreign exchange markets.

     On March 22, 2004, the Company’s Board of Directors approved the main terms and conditions of the Program, whose public offering was authorized by the National Securities Commission pursuant to Resolution No. 14,779 dated April 23, 2004.

     In the course of 2004, the Company proceeded to two issuances under the Program. The first took place in May and was designated as LESEP Class, May 2005 Series. This issuance comprised the placement of $163.3 million in negotiable obligations with zero coupon. The second Class was issued in October for a total of $200 million in two Series, Series A at a fixed rate for a one-year term and Series B at a floating rate for an 18-month term.

     On February 11, 2005 the Company issued the third class of negotiable obligations for 250 million in two Series, the Fixed Rate series at 365 days for 200 million with a 8% nominal interest rate coupon (which was fully cancelled upon maturity, after December 31, 2005) and the Variable Rate Series at 730 days for 50 million with a variable interest rate coupon based on the Tasa Encuesta plus a spread of 2.5%, with a nominal annual minimum of 7% and a nominal annual maximum of 15%. The destiny of the funds was the refinance of the liabilities.

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Comparative balance sheet figures

     Management is constantly assessing the Company’s financial condition and will assess any action that may be required in the future as a result of current rules and regulations

   • Analysis of main changes in balance sheet captions

     Current assets increased by 34.2% . The main causes of this variation have been an increase in cash and banks and current investments, mainly due to the increase in the cash flows from operations and to an increase in trade receivables accounted for mainly by increased sales and an extension in the average collection days. Non-current assets decreased by 6.2% mainly due to a net decrease in fixed assets resulting from the depreciations for the year and partially offset by investments and by the increase in other receivables resulting from the long-term sales of non-current investments.

     Current liabilities have decreased by 19.2% . Said decrease is mainly due to the reduction in bank and financial debts resulting from the payments made and the re-financing of long-term liabilities. This decrease was partially offset by an increase in balances due to suppliers, resulting in turn from the increase in activities and a reclassification of the allowances which are now considered as current. Non-current liabilities decreased by 18.5% mainly due to a reduction in bank and financial debts resulting from the payments made during the fiscal year and the decrease in tax liabilities due to the deferred tax liabilities. Net liabilities from discontinued businesses are those related to the segment that has been discontinued as a result of the sale of the Company’s investment in Telinver S.A.

Comparative balance sheet figures	Comparative
(Restated as described in Note 2.1 to the financial
statements)	2005	2004

Current Assets	828	617
No-current Assets	6.378	6.799

Total Assets	7.206	7.416

Current Liabilities	1.398	1.730
Non-current Liabilities	2.822	3.461

Total Liabilities	4.220	5.191

Net liabilities from discontinued businesses	31	37

Shareholders’Equity	2.955	2.188

Total Liabilities and shareholders’ equity	7.206	7.416

Result for the year

•	Analysis of main changes in income statement captions (Restated as described in Note 2.1 to the financial statements)

The result for the year was a $767 million profit, broken down as follows:

•	Sales for $3,367 million and operating, administrative and selling expenses for $2,699 million.

24

Unaudited Information

•	Net financial results for the year ended on December 31, 2005 showed a $315 million loss. This result is primarily due to the variation in Exchange gains/losses between both fiscal years, which amounted to a 73 million profit, resulting from the appreciation of the peso against foreign currency, from a loss in 2004 for 65 million, to income in 2005 for 8 million. In addition, as regards the amount representing interest, financial charges and adjustments, the charge decreased by $100 million, down from a $370 million loss in 2004 to a $270 million loss in 2005, mainly due to a decrease in financial indebtedness.

•	Other net expenses for $64 million.

•	The result from discontinued operations in 2005 yields income for 103 million. In 2004 such result had been a 3 million loss. This increase is mainly due to the result from the sale of the Company’s equity in Telinver S.A. (see notes 2.3.m) and 17.a to the Company’s financial statements).

•	The balance of income tax for 2005 amounts to income for 375 million.

Proposed (income) loss appropriation

•	Unappropriated loss based on the Financial Statements as of December 31, 2004 and approved on February 14, 2005	(3,153)
•	Change in results from prior years	(582)
	(see note 2.2.k) to the Financial Statements)
•	Unappropriated loss at the beginning of the year, changed	(3,735)

•	Net income	767

•	Unappropriated loss as of December 31, 2005	(2,968)

     The Board of Directors submits to the consideration of the Shareholders’ meeting the absorption of the negative balance in unappropriated results for $ 2,968 million by applying the balances under the following captions in their entirety: Reserve for future dividends for $ 1,626 million, Legal reserve for $ 416 million to the absorption of such loss. As regards the account Comprehensive capital adjustment for $ 926 million, the proposal is to proceed to a partial application of such balance to the loss absorption in accordance with the provisions of the National Securities Commission (Chapter XXIII, Annex I, Numeral 11.15) . Subsequent to the absorption, no balances shall remain in the account unappropriated losses.

     Additionally, after the absorption mentioned, the Company shall be unable to distribute dividends until the legal reserve is reinstated for $ 416 million, and the Company sets up the reserve corresponding to the result for the year ended December 31, 2005 for $ 38 million, as provided for in section 70 of the Companies Law.

Proposed Directors and Supervisory Committee fees

     The Board of Directors proposes that fees be approved for its members in this fiscal year for the amount of $ 4,632,413 (Pesos four million six hundred and thirty two thousand, four hundred and thirteen), which includes the amounts that reflect compliance with technical and administrative duties. Additionally, it proposes that payment of fees to the Supervisory Committee should be for the amount of $ 270,000 (Pesos two hundred and seventy thousand).

     The compensation to the Board of Directors as proposed takes into consideration the respective duties of the members, their competencies and other parameters as mentioned in section 261 of the Companies Law and in section 2, sub-section d), Chapter III, Book I of General Resolution No. 368/01 of the National Securities Commission.

25

Unaudited Information

Prospects

     During 2004 and 2005, the telecommunications industry continued to adapt itself to the changes occurred since the beginning of 2002. The companies reacted to the new scenario by carrying out liability restructurings, mergers and acquisitions, among others. Despite cash flow constraints, the existing installed capacity generated a level of competition that affected the raise of prices in the industry.

     In this scenario, the Company has the following management priorities for the short and medium term and maintains its vision: “to be Argentina’s most admired company in terms of personnel enthusiasm, customer satisfaction and contribution to the country’s development”:

•further strengthening the traditional fixed telephony business by increasing the number of residential customers;

• continuing to tap Internet’s growth opportunities by forerunning broadband (ADSL) development, considered to be the main growth leverage for the residential segment. In the coming years the Company will implement a plan for growth that will allow it to maintain leadership in the access market in the areas it serves, maintaining quality and service standards comparable to the most developed markets around the world, with the aim of reaching one million ADSL customers in 2008

•consolidating the Company as a comprehensive supplier for corporate customers, i.e., shifting from a vision focused on product development to a vision focused on the development of integrated offerings tailored to the needs of each segment;

•applying selective criteria to expenditures and investment projects

•continuing with adequate cash management, honoring assumed commitments;

•encouraging the Company’s conversion into an organization focused on, and committed to, the customer; and

•confirming the Company’s commitment to Argentina’s growth capitalizing the opportunities resulting from such growth.

     In connection with the regulations governing the supply of telecommunication services, at present there are several legislative initiatives in the form of bills including:

1) a bill for establishing the National Regime of Utilities (the “Bill”). The Bill defines public services as a kind of service that is supplied by the public administration either directly or indirectly to satisfy a public interest necessity, and provides that the National Government has exclusive authority to supply public services per se or through third parties.

The Bill seeks to introduce substantial changes in the regulatory framework under which the Company currently supplies its services. Should it be finally enacted, it might be applicable to the renegotiation of public service contracts. The Bill includes provisions on the supply of services by private providers, always in the form of concessions, licenses or permits for specific terms, and establishes that the assets assigned to supply of the services must be transferred to the State upon the expiration of such term. At present, the Company renders its services under a perpetual license and has the title to the assets assigned to supply of the services.

In addition, although the Bill states that rates must give the service supplier the chance to obtain a reasonable return on invested capital, it grants certain powers to the State that in practice could affect significant aspects such as rates (revenues) and service supply conditions, besides allowing it to impose investment obligations, the requirement that the private supplier must assume a portion of the cost of preferential rates charged to certain categories of users, “rescue” the supply of service for public interest reasons without any default in the payment of its obligations by the supplier etc.

2) a bill that changes the treatment to be given to customers in arrears that was approved by the Senate on October 21, 2004. This proposal establishes that before the payment demand is sent to the customer in arrears, the public service supplier company must invite the customer to a mediation instance aimed at determining the actual difficulty to pay the service and giving the

26

Unaudited Information

customer the possibility of exercising his right to be heard. At such instance a payment schedule will be established without imposition -for that time only- of default interest if the payment is agreed upon and documented in such opportunity.

     Pursuant to the Memorandum of Understanding 2006, the National Executive Power has undertaken to make efforts to establish in the future a stable legal framework allowing to regulate the activities in the sector. To that end, it shall send a bill of proposed legislation to the Legislative Power which shall include the following minimum contents:

•	Assurance of a stable and effective regulatory framework applicable to the industry;
•	Maintenance and assurance of legal stability for the benefit of service development;
•	Strengthening of the Nation's common good;
•	Assurance of adequate service provision:
•	Assurance of effective protection for the rights of users and consumers;
•	Incentives to the involvement of the private sector in telecommunications;
•	Promotion of sustainable technological evolution in the sector with a view to fixed and wireless connectivity;
•	Development of the Argentine telecommunications industry;
•	Promotion of job creation;
•	Promotion of investment commitments that guarantee sustainable development in telecommunications infrastructures based on respect for the principle of technological freedom and
•	Establishment of equal treatment for all providers.

     The Company cannot anticipate whether the above legislative projects or other future regulatory proposals will be finally enacted or will form part of the regulatory framework applicable to the Company, or whether they will be enacted as currently drafted or in any other way that could have a higher or lesser effect on the conditions and framework under which the Company currently operates.

     As from the second semester of 2003 there has been an improvement in the macroeconomy, including stabilization of the peso with respect to the US dollar. Although in 2005 retail prices already recorded an accumulated increase of 12.3%, it is a priority issue, deserving the Government’s special attention in order to keep such index under control. In particular, the Company expects that the outcome of the renegotiations of the agreement with the Argentine Government; and how the government will regulate tariffs; may have a material effect on the results of its operations in future years accompanying the macroeconomic situation in Argentina, including inflation, devaluation and unemployment.

     In particular, the Company’s results of operations are very sensitive to changes in the peso/ US dollar exchange rate because its primary assets and revenues are denominated in pesos while 64% all of its liabilities are denominated in US dollars.

     The Company’s current long-term business strategy is to maintain and enhance its position in Argentina’s competitive telecommunications market. The implementation of this strategy involves the introduction of service offerings in new geographic areas, improving and expanding the services in the markets currently served by the Company and its continuous development as a provider of telecommunications services for corporate and residential customers, among other aspects.

     In the long term, the Company intends to continue to solidify its position as the leading provider of integrated business solutions in Argentina by providing a full range of services including voice, value added services, and particularly in ADSL, and other high-technology products for corporate users of various sizes through different marketing channels. The Company also intends to continue to invest substantial resources and expects investments in 2006 to be in the region of 500 million, both in traditional service and in ADSL as well as in training and personnel development and in incentive programs to reduce costs and improve efficiency.

     The Company considers that the implementation of these short- and long-term business strategies, hand in hand with current stability in Argentina’s economic situation, will continue having a positive

27

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impact on the competitiveness of its telecommunications activities, reducing the adverse effects of growing competition.

Acknowledgments

     The Board of Directors wishes to express its appreciation to all our staff for their cooperation during the year, and to our customers and vendors for their confidence in our company and their support in 2005.

28

Unaudited Information

TELEFONICA DE ARGENTINA S.A.

TABLE OF CONTENTS OF THE FINANCIAL STATEMENTS (1)

Table of Contents

Report of independent public accountants.

Balance Sheets as of December 31, 2005 and 2004. (1)

Income Statements for the fiscal years ended December 31, 2005 and 2004. (1)

Statements of Changes in Shareholders' Equity for the fiscal years ended December 31, 2005 and 2004. (1)

Statements of Cash Flows for the fiscal years ended December 31, 2005 and 2004. (1)

Notes to the Financial Statements as of December 31, 2005 and 2004. (1)

Operating and Financial Review and Prospects.

(1) See notes 2.2. and 2.5.

(English translation of the auditor’s report originally issued in Spanish, except for the elimination of paragraph 5. of
that report and for the addition of paragraph 4. of this report)

AUDITOR’S REPORT

To the Board of Directors of
Telefónica de Argentina S.A.

1.	We have audited the accompanying balance sheet of Telefónica de Argentina S.A. (the “Company” or “Telefónica”, an Argentine corporation) as of December 31, 2005, and the related statements of income, changes in shareholders’ equity and cash flows for the year then ended; all expressed in constant Argentine pesos (Note 2.1). These financial statements and those mentioned in the next paragraph are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

2.	The financial statements of Telefónica as of and for the year ended December 31, 2004, were audited by other auditors, whose report dated February 14, 2005, expressed an unqualified opinion on those statements before the restatement adjustments described in the last sentence of this paragraph. In addition, such auditors mentioned in their report that the financial statements of the subsidiary Telinver S.A. as of and for the year ended December 31, 2004, were audited by other auditors, whose report dated February 14, 2005 expressed an unqualified opinion on those statements. The financial statements as of and for the year ended December 31, 2004 have been restated to give retroactive effect to the changes described in Note 2.2 to the accompanying financial statements.

3.	We conducted our audit in accordance with generally accepted auditing standards in Argentina. An audit requires that the auditor plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Company’s management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

4.	As further explained in Note 19. to the accompanying financial statements, certain accounting practices applied by the Company conform with generally accepted accounting principles in the City of Buenos Aires, Argentina, and with accounting standards set forth by the Argentine National Securities Commission (“CNV”), but do not conform with generally accepted accounting principles in the United States of America. The effects of these differences have not been quantified by the Company. Accordingly, the accompanying financial statements are not intended to present the information on the Company’s financial position and the related results of its operations and its cash flows in accordance with generally accepted accounting principles in the United States of America.

5.	In our opinion, the financial statements mentioned in paragraph 1 present fairly, in all material respects, the financial position of Telefónica as of December 31, 2005, and the results of its

(English translation of the auditor’s report originally issued in Spanish, except for the elimination of paragraph 5. of
that report and for the addition of paragraph 4. of this report)

operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles in the City of Buenos Aires, Argentina, and the pertinent regulations of the Argentine Business Associations Law and the CNV.

Buenos Aires,
February 22, 2006

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.

ROSANA E. SERIO
Partner

TELEFONICA DE ARGENTINA S.A.
BALANCE SHEETS AS OF DECEMBER 31, 2005 AND 2004 (1)
(amounts stated in millions of Argentine Pesos, restated as described in note 2.1.)

	December-05	December-04

ASSETS
CURRENT ASSETS
Cash and banks (note 3.1.a)	22	14
Investments (notes 21.c) and 21.d))	341	243
Trade receivables (note 3.1.b)	395	273
Other receivables (note 3.1.c)	64	79
Inventories (note 3.1.d)	3	5
Other assets (note 3.1.e)	3	3

Total current assets	828	617

NONCURRENT ASSETS
Trade receivables (note 3.1.b)	1	3
Other receivables (note 3.1.c)	380	152
Investments (note 21.c)	1	1
Fixed assets (note 21.a)	5,950	6,584
Intangible assets (note 21.b)	46	59	(2)

Total noncurrent assets	6,378	6,799

Total assets	7,206	7,416

LIABILITIES
CURRENT LIABILITIES
Trade payables (note 3.1.f)	508	410
Bank and financial payables (note 3.1.g)	519	1,092
Payroll and social security taxes payable (note 3.1.h)	89	78
Taxes payable (note 3.1.i)	126	91
Other payables (note 3.1.j)	56	59
Reserves (note 21.e)	100	-

Total current liabilities	1,398	1,730

NONCURRENT LIABILITIES
Trade payables (note 3.1.f)	97	67
Bank and financial payables (note 3.1.g)	2,241	2,500
Payroll and social security taxes payable (note 3.1.h)	13	16
Taxes payable (note 3.1.i)	232	582
Other payables (note 3.1.j)	36	29
Reserves (note 21.e)	203	267

Total noncurrent liabilities	2,822	3,461

Total liabilities	4,220	5,191

NET LIABILITIES OF DISCONTINUED OPERATIONS (note 3.1.k.)	31	37

SHAREHOLDERS' EQUITY	2,955	2,188

Total liabilities and shareholders' equity	7,206	7,416

(1)	See notes 2.2. and 2.5.
(2)	Includes 1 million corresponding to intangible assets of discontinued operations (see note 2.3.h).

The accompanying notes 1 to 21 are an integral part of these financial statements.

MARIO EDUARDO VAZQUEZ
Chairman

3

TELEFONICA DE ARGENTINA S.A.

INCOME STATEMENTS FOR THE FISCAL YEARS
ENDED DECEMBER 31, 2005 AND 2004 (1)

(amounts stated in millions of Argentine Pesos, restated as described in note 2.1.)

	December-05	December-04

INCOME / (LOSS) OF CONTINUING OPERATIONS
NET REVENUES	3,367	2,983
COST OF SERVICES PROVIDED (note 3.1.l)	(1,883)	(1,902)

Gross profit	1,484	1,081

ADMINISTRATIVE EXPENSES (note 21.h)	(394)	(323)

SELLING EXPENSES (note 21.h)	(422)	(184)

Subtotal	668	574

LOSS ON EQUITY INVESTMENTS	-	(1)

HOLDING AND FINANCIAL INCOME/(LOSS) ON ASSETS (2)
Exchange differences	5	5
Interest and financial income	38	30
Holding (loss) / gain from government securities	(5)	5
Holding (loss) / gain from financial instruments	(1)	4

HOLDING AND FINANCIAL INCOME/(LOSS) ON LIABILITIES (3)
Exchange differences	3	(70)
Interest and financial charges	(308)	(400)
Holding loss from financial instruments	(28)	(1)
Other (note 3.1.n)	(19)	(21)
OTHER EXPENSES, NET (notes 3.1.m) and 21.h)	(64)	(130)

Net Income / (Loss) before Income Tax	289	(5)

INCOME TAX (notes 2.2. and 2.3.k)	375	-

Net Income / (Loss) for the fiscal year of continuing operations	664	(5)

INCOME / (LOSS) OF DISCONTINUED OPERATIONS (4)
Loss on equity investments	(6)	(3)
Income from disposition, net of tax effects (5)	109	-

Net Income / (Loss) for the fiscal year of discontinued operations	103	(3)

Net Income / (Loss) for the fiscal year	767	(8)

Earnings / (Losses) per share for continuing operations (6)	0.38	(0.003)
Earnings / (Losses) per share for discontinued operations (6)	0.06	(0.002)

Earnings / (Losses) per share for the fiscal year (6)	0.44	(0.005)
Earnings per ADS for the fiscal year of continuing operations (6)	3.81	(0.03)
Earnings per ADS for the fiscal year of discontinued operations (6)	0.59	(0.02)

Earnings per ADS for the fiscal year (6)	4.40	(0.05)

(1)	See note 2.2. and 2.5.
(2)	Mainly related to current investments, trade receivables and other receivables.
(3)	Mainly related to trade, bank and financial, other payables and reserves.
(4)	See notes 2.3.m) and 17.
(5)	Includes 7 million corresponding to the tax effect resulting from the disposition.
(6)	Basic and diluted earnings per share and American Depositary Shares (“ADS”) are the same, as there are no outstanding options to purchase shares. Amounts expressed in Argentine Pesos (note 2.3.n).

The accompanying notes 1 to 21 are an integral part of these financial statements.

MARIO EDUARDO VAZQUEZ
Chairman

4

TELEFONICA DE ARGENTINA S.A.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2005 AND 2004
(amounts stated in millions of Argentine Pesos, restated as described in note 2.1.)

	SHAREHOLDERS’ CONTRIBUTION			ACCUMULATED INCOME (LOSSES) (2)

	CAPITAL STOCK (1)

ACCOUNT	Outstanding shares	Comprehensive adjustment to capital stock	Subtotal	Legal Reserve	Reserve for future dividends	Accumulated Income (Losses)	TOTAL

Balance as of December 31, 2003	1,746	2,135	3,881	416	1,626	(3,145)	2,778

Balance modification (note 2.2.)	-	-	-	-	-	(582)	(582)

Modified balance as of December 31, 2003	1,746	2,135	3,881	416	1,626	(3,727)	2,196

Net loss for the fiscal year ended December 31, 2004	-	-	-	-	-	(8)	(8)

Balance as of December 31, 2004	1,746	2,135	3,881	416	1,626	(3,735)	2,188

Net income for the fiscal year ended December 31, 2005	-	-	-	-	-	767	767

Balance as of December 31, 2005	1,746	2,135	3,881	416	1,626	(2,968)	2,955

(1)	Includes 2,355 treasury shares.
(2)	See note 4.

The accompanying notes 1 to 21 are an integral part of these financial statements.

MARIO EDUARDO VAZQUEZ
Chairman

TELEFONICA DE ARGENTINA S.A.
STATEMENTS OF CASH FLOWS (1)
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2005 AND 2004 (11)
(amounts stated in millions of Argentine Pesos, restated as described in note 2.1.)

	December-05	December-04

Cash and cash equivalents at end of year (2) (3)	338	249
Cash and cash equivalents at beginning of year of continued activities (3)	249	340

Increase (Decrease) in cash and cash equivalents	89	(91)

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS

Net income/(loss) for the fiscal year	767	(8)
Adjustments to reconcile net income/(loss) for the fiscal year to net cash provided by operating activities:
Income/(loss) of discontinued operations (12)	(103)	3
Exchange differences (4)	(5)	67
Fixed assets amortization	1,063	1,126
Material consumption	44	56
Intangible assets amortization	13	14
Cost of services provided	16	14
Holding (loss)/gain from financial instruments	29	(3)
Holding (loss)/gain from government securities	5	(5)
Increase in allowance and accruals (5)	150	183
Loss on equity investments	-	1
Income tax	(375)	-
Gain from disposition of current investments (6)	(3)	-
Interest accrued net (7)	239	314

Changes in assets and liabilities:
Trade receivables	(191)	(118)
Other receivables	63	34
Current investments	(23)	5
Inventories	(13)	(14)
Trade payables	94	(34)
Payroll and social security taxes payable	8	3
Taxes payable	38	40
Other payables	(10)	(17)
Collected interests	20	13
Reserves	(36)	(77)
Payment of tax on minimum presumed income	(38)	(43)

Cash flows provided by operating activities	1,752	1,554

Cash flows used in investing activities:
Fixed assets purchases (9) (10)	(441)	(387)
Current investments	11	-

Cash flows used in investing activities	(430)	(387)

Cash flows used in financing activities:
Proceeds from loans	332	565
Repayments of loans	(1,260)	(1,471)
Interest paid	(305)	(350)
Increase in intangible assets (8)	-	(2)

Cash flows used in financing activities	(1,233)	(1,258)

Increase (Decrease) in cash and cash equivalents	89	(91)

(1)	Cash and cash equivalents with original maturities not exceeding three months are considered to be cash and cash equivalents which totaled: (i) 22 million and 316 million, respectively, as of December 31, 2005; (ii) 14 million and 235 million, respectively, as of December 31, 2004, and (iii) 16 million and 324 million, respectively, as of December 31, 2003.
(2)	In 2005, cash and cash equivalents at the end of year do not include 25 million corresponding to Discount Bond (see note 14.).
(3)	In 2005 and 2004, cash and cash equivalents at the beginning and at the end of year do not include 8 million corresponding to Other investments (see notes 2.3.e) and 21.c).
(4)	In 2005 and 2004, net of 3 million and 2 million, respectively, corresponding to the exchange difference originated by cash and cash equivalents denominated in foreign currency.
(5)	It does not include increases/decreases of allowances of Deferred tax asset and Patriotic Bond.
(6)	Included in “Other expenses, net” in the income statements.
(7)	Net of other financial charges.
(8)	In 2005, net of 1 million transfer of other receivables to intangible assets.
(9)	In 2005 and 2004, net of 32 million and 41 million, respectively, financed by trade payables.
(10)	In 2004, net of 9 million of transfers of inventories to fixed assets.
(11)	See notes 2.2. and 2.5.
(12)	In 2005 and 2004 the discontinued operations did not generate cash flows for the Company (see note 17.).

The accompanying notes 1 to 21 are an integral part of these financial statements.

MARIO EDUARDO VAZQUEZ
Chairman

TELEFONICA DE ARGENTINA S.A.

NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005 AND 2004

Amounts stated in millions of Argentine Pesos (except where expressly indicated that figures are stated
in Argentine Pesos or other currency)

1.       OPERATIONS OF THE COMPANY

Telefónica de Argentina S.A. (“Telefónica” or “the Company”) has been granted a license for an unlimited period of time to provide Basic Telephone Services to the Southern Region of Argentina (the “Southern region license”), which was exclusive until late 1999.

Additionally, the Company signed a license agreement with the Secretary of Communications (“S.C.”) for an unlimited period of time, to provide local and domestic and international long-distance telephone services and telex services in the Northern region of the country. The Company’s obligations under this license mainly relate to service quality and coverage of the areas to be serviced.

On June 9, 2000, the National Executive Power (“PEN”) issued Decree No. 465/00 which provided the complete deregulation of the telecommunications market as from November 9, 2000.

On September 3, 2000, the PEN issued Decree No. 764/00 which, in the context of such deregulation, approved the Rules for Licenses for Telecommunication Services, the Interconnection, the Universal Service and the Management and Control of Radioelectric Spectrum. These rules constitute the current regulatory framework applicable to the Company. On September 19, 2000, the Company filed a reconsideration petition against certain specific issues of Decree No. 764/00. The Court has not ruled on this issue.

The Company’s short-term strategy has been to adapt its business plans to address the challenges and risks presented by the Argentine economic crisis. Therefore since early 2002 the Company, has focused on the renegotiation of the agreement reached with the Government and has been taking certain steps to moderate the effects of the imbalance between changes in revenues and costs caused by the significant increase in the prices of supplies and the cost of technology–related investments usually required by the business that the Company operates, and the situation affecting service rates described in note 10.1. Some of these measures include: i) capital expenditures controls, ii) operating costs reduction, iii) increased collection rates and, iv) debt renegotiation, cash management and roll-over of short-term debt.

The relationship between variables determining revenues and expenses was affected as a result of the “pesification” and freezing of the Company’s tariffs within the context of a potentially inflationary economy and may continue to be mismatched depending upon the regulatory framework to be designed by the Argentine Government in the future. The Transfer Contract provides for mechanisms to re-balance the relation between the variables that determine income and costs (including investments), i.e., the so-called “economic and financial equation” upon the occurrence of certain circumstances (see note 10.). As mentioned in note 2.4. , the Public Emergency and Exchange System Reform Law established the pesification of originally US dollar-denominated utility tariffs previously agreed upon in US dollars at the US$1.00 to $1.00 exchange rate and authorized the PEN to renegotiate agreements. Given this framework, on February 15, 2006, the Renegotiation and Analysis of Public Utilities Agreements Unit (UNIREN) signed on behalf of the National Government and together with the Company, a Memorandum of Understanding (the "Memorandum of Understanding 2006") which seeks a commitment to establish in the future a stable legal framework maintaining the legal conditions set forth in the Transfer Contract and the rules in force as of the date.

As of the date of issuance of these financial statements, the evolution of the main macroeconomic variables since the economic crisis of years 2001-2002 show positive signs such as growth of the economy, stabilization of the exchange rate and less inflation, although there have been certain signs of deceleration in the pace of economic growth and rises in domestic prices. Therefore, in the opinion of the Company’s Management, there is greater certainty in the operating and economic environment due to, among other factors, a relative stabilization in the Peso equivalent amounts of its foreign currency denominated debt, due to the financing already obtained and the gradual reduction of short term debt (see notes 2.3. g and 13).

Although the Company has adopted the above mentioned measures to mitigate the effects of changes in its business resulting from the issue described in the above paragraphs, and certain indicators of the Argentine economy are currently showing favorable signals, the future operating conditions and characteristics might not continue to be stable to the extent that in the event of new developments in the economic context, the regulatory framework may fail to establish the rules to allow reinstating the balance of the variables that constitute the Company’s economic and financial equation (see note 10.).

Telefónica has signed a Management Agreement (the “Agreement”) with its operator and majority shareholder, Telefónica S.A. (“TSA”), formerly known as Telefónica de España S.A. Under this Agreement, the complete management of Telefónica is entrusted to the operator. Such agreement was automatically extended until April 2003 at TSA61607 UNKNOWNCHARSENDs option. On October 30, 2002, TSA notified the Company that it intended to exercise the option to extend the effective term of the Agreement for an additional period of five years to be counted as from April 30, 2003. Until that date the management fee amounted to 9% of the Company’s “gross margin”, as defined in the Agreement. On July 30, 2003, the Company entered into a Supplement to the Agreement, confirmed by the General Shareholders’ Meeting held on April 19, 2004, pursuant to which the management fee as from May 1, 2003 was reduced to 4% of the gross margin.

On April 10, 2002, the Company’s General Ordinary and Special Shareholders’ Meeting approved an amendment to the corporate purpose. The corporate purpose was broadened for the Company to be able to engage in other types of businesses not strictly related to rendering telecommunications services, including: purchasing equipment, infrastructure, and telecommunications-related goods, as well as rendering any type of services, such as consulting and accounting, human resources and tax administration services. In view of the broadening of the corporate purpose, it is necessary to obtain the related authorization of the telecommunication regulatory authority. The related request has been filed to the S.C. and is pending. Therefore, the changes to the Company’s corporate purpose are subject to administrative approval by the S.C.

On November 11, 2005, the Company sold its equity interest in Telinver S.A. (see note 17.).

2.       SIGNIFICANT ACCOUNTING POLICIES

2.1.       Presentation of financial statements in constant Argentine Pesos

Until the three-month period ended March 31, 2002, the Company’s financial statements have been prepared recognizing the effects of changes in the purchasing power of money only through August 31, 1995, (maintaining the restatements recorded until that date), by the restatement of amounts to constant pesos, by means of the application of the restatement method in constant currency as set forth by Argentine Federation of Professional Council in Economic Sciences (“FACPCE”) in effect as of that date. Effective September 1, 1995, for Argentine GAAP purposes, and considering the economic stability conditions at that moment, and according to the requirements of the National Securities Commission (“CNV”), the Company discontinued application of the restatement method. This accounting criterion was accepted by Argentine GAAP until December 31, 2001.

In 2002, as a result of the new inflationary conditions, and the changes to the Argentine economic model resulting from the enactment of the Public Emergency and Exchange System Reform Law, the Professional Council of Economic Sciences of the City of Buenos Aires (“CPCECABA”) approved the reinstatement of inflation accounting in financial statements for fiscal years or interim periods ended as from March 31, 2002 in accordance with Argentine professional accounting principles, and provided that all recorded amounts restated by changes in the general purchasing power until the suspension of such adjustments and any other amounts originated in transactions during the stability period are to be considered stated in currency of December 2001.

Decree No. 1,269/02 of the PEN and later Resolution No. 415/02 of the CNV, reestablished the requirement of presentation of financial statements in constant currency. Nevertheless, in 2003, Decree No. 664/03 of the PEN and the later Resolution No. 441/03 of the CNV set forth again that as from March 1, 2003, the restatement of financial statements in constant currency should be discontinued.

However, the CPCECABA discontinued the application of the method that required restatement into constant currency as from October 2003. In accordance with the above, the financial statements of the Company as of December 31, 2005 and 2004 have been prepared recognizing the effects of variations in the purchasing power of the Argentine peso until February 28, 2003 (restated according to changes in the Argentine wholesale price index published by the Argentine Institute of Statistics and Census (“INDEC”)) in compliance with the regulations issued by the PEN and the CNV (the accumulated effect on that index between January 1, 2003 and September 30, 2003 was a 1.4% decrease). The effect on the Company’s shareholders’ equity as of December 31, 2005 and 2004 and on results for the fiscal years then ended of not restating figures until September 30, 2003 is not significant.

2.2.       Unifying of accounting principles

In August 2005, the CPCECABA approved Resolution CD No. 93/2005, whereby it introduced a series of changes in its professional accounting standards, as a result of the agreement entered into with the FACPCE to unify Argentine professional accounting standards. Such Resolution is effective for the Company as from January 1, 2006, and its early enforcement is accepted. In addition, it establishes transition standards that defer the effective term of certain changes to the years beginning January 1, 2008.

On December 29, 2005, and January 26, 2006, the CNV issued General Resolutions Nos. 485/05 and 487/06, whereby it approved, with a few amendments, the abovementioned CPCECABA resolution. Such CNV resolutions become effective for the Company as from January 1, 2006.

The application of these new standards would bring about changes that were evaluated by the Company as of December 31, 2005. The most significant change to TASA regards the fact that the difference between the adjusted-for-inflation book value of fixed assets (an other non-monetary assets) and the respective tax base constitutes a temporary difference that results in recognizing a deferred tax liability, allowing for the option of not recognizing such liability with the related disclosure in the notes to the financial statements. As of December 31, 2005, as provided for in the effective accounting standards approved by the CNV, the Company decided to record the respective deferred tax liability charging the accumulated effect to prior-year retained losses (see note 2.3. k).

The retroactive effect of booking deferred tax liabilities for the difference between the book value of fixed assets adjusted for inflation (and other nonmonetary assets) and its tax base, after considering the periods provided for the reversal of deferred tax assets and liabilities, resulted in a 582 million increase in accumulated losses at the beginning of the fiscal year ended December 31, 2004. In addition, the effect of the change was credited to "Income tax" in the fiscal year ended December 31, 2005, which decreased income for 351 million.

Regarding the rest of the changes, the Company evaluated that they were not significant for the years ended as of December 31, 2005, and 2004. In addition see note 2.5. for other changes affecting financial statements as of December 31, 2004.

2.3.       Valuation methods

The Company applied the valuation criteria established by professional accounting principles applicable to the Company and approved by the CPCECABA, which, in their application to the transactions and the balances included in these financial statements, do not differ significantly from the valuation criteria established by CNV regulations (see note 2.2. ).

The preparation of financial statements in conformity with generally accepted accounting principles in Argentina requires Company’s Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of these financial statements and the reported amounts of revenues and expenses during each fiscal year.

Among others, these financial statements reflect the effects of economic and foreign exchange regulations that were known as of the date of issuance of these financial statements. All Company Management’s estimates have been made accordingly (see notes 2.3. g., 2.3. k., 2.4. , 10, 13 and 16 among others, for material estimates concerning the effects of the crisis in Argentina and related economic and regulatory government actions). Some of these measures, which directly and indirectly affect the Company’s business relationships, have been challenged in legal actions filed by third parties to which the Company is not party. The effects of any additional measures that could be taken by the Government and the implementation of those already adopted, as well as the effects of potential modifications resulting from such legal actions, will be accounted for when the Company’s Management becomes aware of them.

Final results may differ from those estimated by the Company’s Management. Accordingly, the decisions that are to be made in reliance on these financial statements should consider the potential future development of such governmental actions, and the Company’s financial statements should be read in light of these circumstances.

The principal valuation methods are as follows:

a) Cash and banks:

Amounts in Argentine Pesos: stated at nominal value, including financial income/expense accrued through the end of each fiscal year, if applicable.

Amounts in foreign currency: stated at the exchange rate applicable to its settlement in effect at the end of each fiscal year, according to the intended use by the Company, including accrued financial income/expense as of each date, if applicable.

b) Receivables and payables:

Receivables and payables in local currency: at nominal value, plus, if applicable, financial results accrued as of the end of each fiscal year, which does not significantly differ from the accounting measurement obtained by calculating the discounted value of the cash flows that would be derived from respectives assets and liabilities.

Receivables and payables in foreign currency: valued at the exchange rates applicable to their settlement prevailing as of the end of each fiscal year, in accordance with the Company’s intended use, plus, if applicable, the financial results accrued as of those dates, which do not differ significantly from the measurement of the discounted value based on the rate of each transaction.

For purposes of calculating the cash flow61607 UNKNOWNCHARSENDs discounted value, as long as Law No. 25,561 (Public Emergency and Exchange Regime Reform Law) is still in force, the interpretation of the CPCECABA has been that the discount rate to be used would be such as stated in the transaction, and in the absence of such rate or a representative rate for the transaction or of the market, the interest rate quoted by Banco de la Nación Argentina for savings accounts would be taken into account.

Trade receivables: include services provided and settlements with foreign correspondents, both billed and accrued and unbilled as of the end of each fiscal year, the latter being determined based upon information about actual consumption, subsequent billings and estimates using real historical data.

Trade receivables are disclosed net of the allowance for doubtful accounts, which has been assessed based on historical data and the estimated trend of collections. The Company includes as a receivable the portion accrued as of each fiscal year of the surcharge for late payment included in the invoices for payments until the “second due-date” of the invoice. For amounts that are past-due beyond the second due-date provided in the original invoice, the interest for late payment is recorded in the cases in which the Company estimates that it will be recovered.

Prepaid services: since baseline services committed to be rendered by IBM (IBM Argentina S.A.) over the duration of the contract will be received by the Company in uniform quantities over the duration of the contract, the baseline service total original cost of US$ 213 million is accrued based on the straight line method over the duration of the contract. So, Prepaid services balance included in Other receivables relating to the baseline services received includes (see note 9.1. ):

a) The balance of the decreasing monthly installments paid to IBM as of each fiscal year-end less the cost accrued on the straight line method basis over the term of the agreement as of each of those dates. Annual increases in service costs as agreed upon between the parties are accrued and recorded in the Company’s income statement as from the fiscal year in which such increases occur.

b) Deferred gain: due to the interdependence of the terms of the agreement on outsourcing of the service and sale to IBM of the related equipment, the Company did not recognize any gain from the sale of the assets similarly to a sale and operating leaseback and, so, the gain is deferred and amortized ratably over the term of the services agreement as an adjustment to the cost accrued for the services mentioned in a).

Patriotic Bond: as of December 31, 2004 this bond had been valued at its estimated recoverable value, recording an allowance for impairment taking into account the sovereign debt restructuring process commenced by the Argentine Government, which included such bonds (see note 14.).

Universal Service contribution (see note 16.): the Company calculates the charge for the Universal Service contribution, consisting in 1% of revenues from telecommunications services, net of automatic deductions provided by the related Regulation and in accordance with Company’s estimates of the amounts payable within each fiscal year, since the detailed rules of calculation and payment of this contribution are still pending. If resulting in a balance payable to the Universal Service fund, such net amount is booked as liability. On the other hand, all deductions and subsidies that must first be approved by the regulatory entity will be booked by the Company as receivable in the fiscal year in which its reimbursement is approved by such entity.

c) Inventories:

Equipment and supplies for selling (including telephone accessories and prepaid cards) have been accounted for at the replacement cost up to the limit of their estimated realizable value.

Inventories are accounted for net of the allowance for impairment in value and slow turnover, determined based on inventory recoverability analysis at the end of each fiscal year.

d) Other assets:

Other assets include buildings no longer used for Company’s operations and intended for sale. The carrying book value has been recorded at restated cost as described in note 2.1. , which does not exceed its estimated realizable value.

e) Current investments:

Investments in mutual funds: measured at their net realization value as of December 31, 2005.

US$ Discount Bonds: considering the intention of the Company, these bonds have been measured at their net realization value as of December 31, 2005 plus, financial income/loss accrued as of the year-end (see note 14.).

Intelsat: Telefónica’s interest in Intelsat Ltd. (formerly known as International Telecommunications Satellite Organization ("Intelsat")) as of December 31, 2004, was accounted for at the U.S. dollar amount of paid-in capital, stated at the exchange rate applicable to that date up to the limit of its interest valued by the equity method, determined on the basis of the latest available financial information.

On January 28, 2005, the Company sold its shareholding interest in Intelsat. The effects of such sale were recognized as of that date (see note 18.).

f) Noncurrent investments:

The investment in E-Commerce Latina S.A. as of December 31, 2005 has been valued by the equity method, based on the financial statements of that company as of September 30, 2005. The Company considers that there were no significant events during the quarter ended on December 31, 2005 that could significantly affect the value of such investment at that date.

The Company’s equity interests in Telinver S.A. and E-Commerce Latina S.A. as of December 31, 2004 have been valued by the equity method, determined on the basis of the financial statements as of that date and prepared by application of criteria consistent with those applied to the preparation of these financial statements (see note 17.).

g) Fixed assets:

The fixed assets received from Empresa Nacional de Telecomunicaciones (“ENTel”) have been valued at their transfer price. Subsequent additions have been valued at cost. All figures have been restated as described in note 2.1. and depreciated by the straight-line method over their remaining useful lives. When the construction of work in process extends over time, its value includes the cost net of the effect of inflation, if applicable, of financing by third parties related to the investment during the construction period until such time as the asset is ready to be used for a productive purpose. During the fiscal years ended December 31, 2005 and 2004, interest in work in process was capitalized for 11 million and 8 million, respectively. As of December 31, 2005 and 2004, the residual value of cumulative capitalized interest on fixed assets is 444 million and 503 million, respectively.

For fixed assets whose operating condition warrants replacement earlier than the end of the useful life assigned by the Company to the fixed asset category, the Company calculates the depreciation charge based on the adjusted remaining useful life in accordance with the related assets replacement plan.

The Company habitually uses third-party sites to install its transmission equipment. The Company maintains a liability at present value to reflect the removal of assets installed at third-party sites whose counterpart consists in an increase in the value of the related fixed asset, which is depreciated on the basis of the estimated useful life of such asset.

Telefónica’s fixed assets were assessed for impairment based on their recoverable value on the basis of the Company Management’s best estimate of future discounted cash flows of its telecommunications business, considering current information and future telephone service rates estimates. The Company has monitored the evolution of the macroeconomic variables that affect its business and, from time to time, it has adjusted its projections based on the latest trends. As explained in note 1., the main macroeconomic variables have shown a relative stabilization. In the opinion of the Company’s Management, based on the preparation of projections based on such trends and the consideration of operating strategies available for possible scenarios, the Company will generate future cash flows sufficient to recover the balances corresponding to its fixed assets. Notwithstanding the foregoing, as explained in note 10.1. , the Company will continue to monitor the projected situation and will assess the effect of any new future developments.

h) Intangible assets:

As of December 31, 2005, trademarks were valued at acquisition cost restated as described in note 2.1.

The rights of use links have been valued at the acquisition cost restated as indicated in note 2.1. and are amortized by the straight-line method over 15 years, the term of the rights.

Deferred expenses are incurred in connection with the issuance of negotiable obligations and have been restated as described in note 2.1. , were deferred and are being amortized by the straight-line method as from the issuance date to the maturity of such negotiable obligations. The amortization of such deferred expenses has been recognized in the line “Other holding and financial income/(loss) on liabilities” of the Company’s income statements. In addition, those expenses include the amount related to the “authorization fee” in connection with waivers granted by the holders of negotiable obligations which are amortized on a straight-line basis through maturity.

The license related to the data transmission business, including the authorizations to use the “B” Band, have been restated as described in note 2.1. and is amortized by the straight-line method over a 10-year term.

The non-competition clauses have been valued at its acquisition cost and are amortized by the straight-line method for the term of such agreements.

As of December 31, 2004, trademarks and the license to use the logo were valued at acquisition cost restated as described in note 2.1. , net of accumulated amortization which is calculated based on the remaining duration of the contract with Telinver S.A., i.e., until October 2007. As a result of the transaction mentioned in note 17., the Company transferred the license to use the logo and certain trademarks to Telinver S.A.

Intangible assets value as of December 31, 2005 do not exceed their recoverable value.

i) Reserves:

During the normal course of business, Telefónica is subject to several labor, commercial, tax and regulatory claims. While these actions are being contested, the outcome of such individual matters is not predictable with assurance. Charges have been recorded for contingencies where it is probable that the Company will incur a loss. The amount of loss is based on management’s assessment of the likelihood of occurrence taking into account legal counsel’s opinion regarding the matter. As of December 31, 2005, the amount booked for reserves is 303 million (see note 11.).

j) Financial instruments:

The Company uses currency swaps, which, in the context of the Convertibility Law between the U.S. Dollar and the Argentine Peso, were intended to eliminate the variability in the cash flows of its debts denominated in Yens and in Euros and that currently reduce such variability in relation to the variations in the exchange rate between the yen/euro and the U.S. dollar so that, the Company has ensured a fixed exchange rate between the yen/euro and the U.S. dollar for these obligations paying for the coverage a fixed percentage. The main criteria used by the Company to determine the hedge effectiveness are: i) notional amount of swap contracts and hedged items; ii) currency of the swap contracts and covered items, and iii) maturity date of the hedge instrument and the hedged item. As of December 31, 2005 and 2004, the hedge relationships were deemed to be ineffective because of the devaluation of the peso and the freezing of the Company’s tariffs.

k) Income tax and tax on minimum presumed income:

The Company records income tax by applying the deferred method. Deferred tax assets result from the temporary differences arising from allowances, accruals and financial charges that are not yet deductible for tax purposes and mainly from tax loss carryforwards of previous fiscal years. Deferred tax liabilities result mainly from temporary differences between the carrying amount restated as described in note 2.1. and the value for tax purposes of fixed assets, mainly due to the effect of the restatement applied to fiscal years 2002 and 2003, due to different depreciation criteria and to the treatment of capitalized interest.

In order to book the temporary differences, the Company applied the liabilities method: the determination of net deferred tax assets or liabilities is based on temporary differences charged to the “Income tax” caption in the income statements.

As described in note 2.2. , in August 2005, the CPCECABA approved Resolution CD No. 93/2005, whereby it introduced a series of changes in its professional accounting standards, as a result of the agreement entered into with the FACPCE to unify Argentine professional accounting standards. On December 29, 2005, and January 26, 2006, the CNV approved General Resolutions No. 485/05 and 487/06, whereby it approved, with a few amendments, the abovementioned CPCECABA resolution. Such CNV resolutions become effective for the Company as from January 1, 2006.

Under CPCECABA Resolution MD 11/03, the Company had not recognized as deferred tax temporary difference the difference between the book value of fixed assets adjusted for inflation (and other nonmonetary assets) and its tax base. However, the unification of the new accounting standards described in note 2.2. and approved by the CNV through General Resolutions Nos. 485/05 and 487/06 allow for such difference to be booked as deferred tax liability.

As of December 31, 2005, as provided for in the effective accounting standards approved by the CNV, the Company decided to record the deferred tax liability, and charged the respective amount to prior-year losses. Upon retroactively including this deferred tax liabilities, the mechanics to compute the net deferred tax assets provided by the regulation implies the subsequent retroactive booking under deferred tax assets of a compensable portion of temporary differences and accumulated NOLs amounting to 551 million which, if such liabilities had not been booked, should continue to be affected by the related recoverability allowance as of December 31, 2004, and 2003.

The accumulated effect on shareholders’ equity at the beginning of the fiscal year ended December 31, 2004, related to the booking of deferred tax liabilities after the abovementioned netting and considering the periods provided to reverse deferred tax assets and liabilities, represented a 582 million increase in accumulated losses as of that date.

The Company’s Management evaluates the recoverability of deferred tax assets based on estimates. Ultimately, the recoverability of deferred tax assets depends upon the Company’s ability to generate enough taxable income during the periods in which these temporary differences are expected to be deductible.

Considering its estimates, the Company’s Management takes into account the reversal time period of deferred tax liabilities, projected taxable income and tax planning strategies. This assessment is based on a series of internal forecasts updated to reflect current trends. In accordance with accounting principles in force, the Company must recognize deferred tax assets when future deductibility is likely. As of December 31, 2005, based on the information and projections available as of that date and considering the reversal of deferred tax assets and liabilities and the variables affecting the future taxable income, including the renegotiation of the Argentine debt, the changes in NOL amounts for the last three years, the stability and foreseeability of the foreign exchange rate, the inflation for the coming two years, and the reduction in foreign currency debt, the Company estimates that the deferred tax assets will probably be recovered (see note 2.4. ). The effect of the reversal of the allowance as of December 31, 2004, was included in the "Income tax" line in the income statement.

Under the Public Emergency and Exchange System Reform Law No. 25,561, as implemented by Decree No. 2,568/02, losses generated by the effect of the Argentine Peso devaluation on monetary assets and liabilities in foreign currency involved in the generation of Argentine-source income, existing as of January 6, 2002, valued at an exchange rate of $1.00 per US$1.00, should be adjusted using an exchange rate of $1.40 per US$1.00, and be carried forward five years as from the date of the enactment and used to offset income taxes at a proportion of 20% each year.

The Company’s foreign exchange tax loss as calculated by the above procedures and by application of a $1.40 exchange rate for the U.S. dollar was approximately 750 million, which are computed in equal parts in five years starting December 31, 2002. As of December 31, 2005, there is a remaining balance of 150 million to be computed in the next fiscal year.

As of December 31, 2004 the Company held a tax loss carryforward balance of approximately 2,410 million (844 million at a 35% tax rate) originated in fiscal 2002 which could be applied to offset future income tax charges until 2007 (expiration of the total tax loss carryforward). The Company has estimated taxable income of approximately 728 million for the year ended December 31, 2005, that would be offset against cumulative tax loss carryforwards existing at the beginning of the fiscal year.

The following table presents the components of the Company’s deferred tax balances:

	December 31, 2005		December 31, 2004
Deferred tax assets

Income tax on tax loss carryforwards	589	(1)	844
Exchange differences deductible in future
fiscal years	53		106
Allowance for doubtful accounts	40		45
Accrual for reverses and other non-
deductible allowances and accruals	199		172

	881		1,167
Allowance for deferred tax net assets	-		(474)

Subtotal	881		693

Deferred tax liabilities

Fixed and intangible assets	(1,095)		(1,256)
Dismissal accrual for tax purposes	(14)		(14)
Other liabilities	(4)		(5)

Subtotal	(1,113)		(1,275)

Total diferred tax liabilities, net	(232)		(582)

(1) Net of 255 million of tax loss carryforwards that offset the tax charge corresponding to the taxable income estimated for the year ended December 31, 2005, 25 million of which correspond to discontinued operations.

The following is the reconciliation of the income tax amount resulting from the application of the corresponding tax rate on net income before tax and the amount charged to the income statement for the fiscal years ended December 31, 2005 and 2004:

	December 31, 2005	December 31, 2004
Net income/(loss) before tax at statutory
income tax rate	101	(2)

Permanent differences:

Net non-taxable results	(3)	4
Inflation restatement effect	1	(2)
Reversal of allowance for deferred tax
assets	(474)	-

Total	(375)	-

Additionally, the Company calculates the Tax on minimum presumed income by applying the effective tax rate of 1% on certain production assets valued according to the tax regulations in effect as of the end of the fiscal year. This tax is supplementary to the Income tax. The Company’s tax liabilities for each fiscal year will be the higher of these two taxes. However, if the Tax on minimum presumed income exceeds Income tax during one fiscal year, such excess may be computed as prepayment of any Income tax excess over the Tax on minimum presumed Income that may arise in the next ten fiscal years.

The Company has determined a Tax on minimum presumed income charge for the fiscal year ended December 31, 2005 in an amount of 35 million that was included in the caption “Other non current receivables” as the Company’s Management has estimated that such tax would be recoverable based on its tax projections and the terms for recovery established by the law (10 years). As of December 31, 2005, the Company maintains 149 million as Tax on minimum presumed income capitalized and measured at their discounted value on the basis of the Company’s tax projections. These balances (nominal value) might be computed as a prepayment in accordance with the description provided in the previous paragraph and based on the following detail:

Maturity year	Amounts in million of pesos

2012	47
2013	40
2014	35
2015	35

157

l) Shareholders' equity accounts:

Shareholders' equity accounts have been restated as described in note 2.1. except for “Capital stock - Outstanding shares”, which is stated at its original amounts. The adjustment required to restate this account in constant Argentine Pesos (see note 2.1. ) is included in the “Comprehensive adjustment to capital stock”.

m) Revenue recognition:

Revenues and expenses are credited or charged to income on an accrual basis. The Company recognizes income from fixed telephony services (local and long distance, prepaid cards and access to the network, among others) based on the use of the network. Charges for the installation of telephone lines are recorded as income in the term corresponding to the estimated mean life of the relation with the customer and the costs associated to these charges are recorded as expense in the term corresponding to the estimated useful life of the related fixed assets.

The Company recognizes income from sales of equipment when they are delivered and accepted by its customers. For contracts where the Company provides customers with an indefeasible right to use network capacity, the Company recognizes revenue ratably over the term on stated life of the agreement. In addition, the effects of the adjustment of prices agreed upon with customers in relation to services rendered are recognized when all necessary conditions are met to consider them as revenues.

Recognition of the Telinver S.A. sale: the Company assessed income in the amount of about 109 million related to the sale of its interest in Telinver S.A. Upon assessing the income from the sale, the Company considered the value of its interest in Telinver S.A. as of October 31, 2005, other costs related to the transaction, as well as the guarantee granted to Telefónica Publicidad e Información S.A. (“TPI”) and to Telefónica Publicidad e Información Internacional S.A. (“TPII”), which make up the TPI group (“TPI Group”) and Telinver S.A. (see note 15.3); therefore, the Company deferred booking the income from the sale in the amount of 49 million until the uncertainty related thereto is resolved, so that it will be probable that the Company receives the economic benefits associated to the disposal for that amount.

Income from the sale of the interest in Telinver S.A., net of its tax effect, is disclosed in the statement of income under "Income/loss of discontinued operations" (see notes 15.3. and 17.).

As of December 31, 2005 and 2004 charges for the use, depreciation and amortization of non-monetary assets (materials, inventories, fixed assets and intangible assets) have been stated based on the inflation restated amounts of such assets (see note 2.1. ).

n) Net earnings/loss per share:

The Company calculates the net earnings/loss per share on the basis of 1,746,050,074 common shares (net of 2,355 common treasury shares) with a face value of $1 and with a vote per share. As of December 31, 2005 and 2004, the Company has calculated net earnings per share corresponding to continuing and discontinued operations.

o) Net liabilities of discontinued operations

The following is the disclosure of the valuation criteria used for net liabilities for discontinued operations not described in the preceding paragraphs:

Raw materials and supplies: they correspond to paper for printing directories. They have been accounted for the replacement cost up to the limit of their estimated realizable value.

Directories in edition process: have been accounted for at their production cost, which does not significantly differ from reproduction cost and does not exceed its estimated realizable value.

Trademarks: as of December 31, 2004, trademarks and the license to use the logo were valued at their acquisition cost restated as described in Note 2.1. , net of accumulated amortization, which is calculated based on the remaining duration of the contract with Telinver S.A., i.e., until October 2007. As a result of the transaction mentioned in note 17., the Company transferred the license to use the logo and certain trademarks to Telinver S.A.

2.4.       Law of Public Emergency – rules and regulations currently in force

Starting in early December 2001, the national authorities implemented several monetary and foreign exchange control measures, announcing that the country would default on the payment of services of its sovereign debt, and enacting Law No. 25,561 of Public Emergency and Exchange System Reforms that implied a profound change in the economic model in force as of that time and amended the Convertibility Law in force since March 1991 (mainly due to the devaluation of the peso and the conversion to pesos of the obligations to deliver sums of money, both related and not related to the financial system).

Other regulations were issued subsequently, amending some of the above mentioned regulations. The main aspects of such other regulations as of the approval of these financial statements are:

a) Public Emergency and Foreign Exchange System Law provided for the conversion into pesos of public utility rates that had been agreed upon in US dollars at the $ 1 = US$ 1 rate and it authorized the Federal Executive to renegotiate the agreement (see note 10.1.);

On February 15, 2006, the Argentine Government, through the UNIREN, and the Company executed the Memorandum of Understanding 2006. After the procedures provided for in current regulations were met, this instrument will be the necessary background to execute the Memorandum of Understanding for the Transfer Agreement Renegotiation approved by Presidential Decree 2332/90 (“Memorandum of Understanding for Renegotiation”), as provided for in Law No. 25,561, section 9.

Among other aspects, the Memorandum of Understanding 2006 discusses the following main issues:

1)	Investments: the Company will continue making investments for the technological upgrade and development of its network and new services.
2)	Service and long-term goals (see note 8.).
3)	Contractual situation (see note 8.).
4)	Regulatory framework (see notes 10.1. and 16.).
5)	Suspension of actions and subsequent dismissal of the right and shares (see notes 8. and 10.1.).
6)	Adaptation of international incoming calls in the local areas by the application of the correction factor so that the value mentioned in section 37, Exhibit II, Presidential Decree 764/00 would be increased threefold.
7)	Unification of the reduced rate calling time band for local, domestic and international long-distance calls thus resulting, as a whole, in the application of smaller discounts as from the effectiveness of the Memorandum of Understanding for Renegotiation.
8)	Fair treatment: Within the framework of the agreements renegotiation process, the Argentine Government commits to give a reasonably similar and fair treatment to the Company, as other telecom companies that participate in the process.

The Memorandum of Understanding 2006 shall be submitted to a public hearing to favor the involvement of users and the community in general so that its terms and conditions can be the consensus basis to sign the Memorandum of Understanding for Renegotiation. As of the date of issuance of these financial statements, the date for the public hearing had not been set. In addition, the Memorandum of Understanding 2006 will be subject to the rest of the approvals required by current regulations.

b) the extension of the Argentine public emergency through December 31, 2006;

c) the suspension of dismissals without a justified cause and the penalization to pay a 50% surcharge on the severance pay provided for in current labor regulations should personnel be dismissed without a justified cause, unless the labor relationship started after 2002. Thus, the Argentine Government continues to reduce gradually the double severance payment with the objective mentioned in the regulations to eliminate it completely if unemployment is below 10%.

2.5       Consolidated financial statements – Discontinued operations

Until September 30, 2005, the Company filed consolidated financial statements with its subsidiary Telinver S.A. As from December 31, 2005, and as a consequence of the disposition of the Company's equity interest in Telinver S.A. described in note 17, the Company no longer files consolidated financial statements. In addition, the assets and liabilities of Telinver as of December 31, 2004, and revenue, costs and expenses, and cash flows for the years ended December 31, 2005 and 2004, have been excluded from the respective captions in the accompanying balance sheet as of December 31, 2004, and income statements and statements of cash flows for the years ended December 31, 2005 and 2004, and have been reported separately in such financial statements as of those dates, under Discontinued Operations (see note 17).

2.6       Concentration of operations and credit risk

In the Company’s Management opinion, Telefónica does not have a significant credit risk concentration. The Company analyzes potentially doubtful accounts and records the related allowance. The maximum credit risk involved does not differ significantly from the accounts receivables amount reflected in the balance sheet as of each date.

2.7       Financial instruments with off-balance sheet risk

Hedging Policy

An essential element of the exchange rate management policy is to minimize the negative financial results due to variations in the exchange rates, while still being able to maintain open currency positions (under strict risk supervision). The primary objectives of the policy are: (i) to secure the payments in foreign currency, hedging firstly the short term payments and then hedging the long term ones, including through derivative instruments; (ii) to cover the Company's indebtedness in foreign currency as disclosed in the balance sheet as they become due and (iii) to modify the composition of the Company's financial indebtedness, or to refinance it by issuing Peso-denominated debt or entering into agreements to Peso denominated debts.

As of December 31, 2005, the Company keeps bank and financial indebtedness in foreign currency for an amount equivalent to 2,527 million and for the purpose of partially hedging its indebtedness in foreign currency, the Company has deposits in US dollars as of that date for an amount of US$ 86 million.

The main aspects of the hedging policy of the Company are the following:

i.       Existence of a clearly identified risk and the risk management objectives and strategies.

Since the Convertibility Law pegged the peso at a value of $1 per US$1, exchange rates risks were mainly related to changes in the value of the peso/US dollar in comparison with currencies other than the Argentine peso and the US dollar. In January 2002, the Argentine government devalued the Argentine peso and currently the peso/US dollar exchange rate is determined by a free market with certain controls.

Until 2002, the Company did not hedge its US dollar-denominated debts obligations because under the Convertibility Law the peso/US dollar exchange rate was essentially fixed at parity and the Company had revenues stream linked to the US dollar because rates were denominated in US dollars and converted into pesos at the end of each month. However, in some cases, the Company hedged US dollars against Japanese yens and euros (see point iii.a)). Before the Convertibility Law, according to the Transfer Contract, the rates were to be restated for inflation in Argentina and in certain extraordinary circumstances, by a specific formula which considered both the effect of the inflation and the variation in exchange rates. Since the end of the Convertibility Law almost all of the Company's revenues are stated in pesos but almost all of the Company's debt was denominated in foreign currency, so the Company had a mismatch between revenues and its financial debt in foreign currency.

As a consequence of the above mentioned mismatch the Company established a policy of partially hedging the Company’s exposure to exchange rate risk derived from the fluctuation between the value of the peso against foreign currencies and certain debt obligations denominated in foreign currencies. Moreover, the Company’s policy does not include the holding of derivative instruments to hedge the exposure to interest rate risk.

The Company has no financial instruments for trading purposes.

ii.       Matching the main features (notional, maturity date, and interest payment dates) of the underlying and one side of the derivative.

The Company tries to obtain this balance especially for the foreign currency debt and derivatives hedging payments in foreign currency. Even when a perfect hedge of the flows is sought, the lack of depth of the Argentine's derivative markets has led historically to imbalances between the characteristics of the hedges and the underlying debts, which however, have not been significant with respect to the purpose of the hedge. The Company intends to reduce those imbalances as mentioned below, as long as this does not involve disproportionate transaction costs.

The Company documents at the inception of the transaction the relationship between hedging instruments and hedged items; this process includes linking all derivatives designated as hedges to specific assets and liabilities or to specific firm commitments in foreign currency.

iii.       Capacity to revaluate derivative instruments at market prices.

The Company uses internal valuations for the derivatives instruments which are verified with independent parties' valuations (e.g. bank valuations).

As part of its hedge policy, the Company has entered into the following financial instruments:

a)	Swaps:

In September 1999, the Company entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the yen-US dollar exchange rate, in connection with the loan amounting whose nominal amount as of December 31, 2005 was 5.7 billion yens granted by The Export Import Bank of Japan (currently the Japan Bank for International Cooperation) and maturing in February 2011, which accrues interest at a rate of 2.3% per annum. Such swap agreement provides a fixed exchange rate of 104.25 yens per US dollar. The interest rate to be paid to Citibank N.A. during the validity of the loan for the US dollars received is 7.98% per annum. As of December 31, 2005 the related liability, taking into account the effect of the above mentioned swap and the additional interest accrued, amounts to US$58 million. The contract establishes, among other provisions for this type of transaction, certain events of default under which the creditor may accelerate payment terms. Events of default include failure to pay financial debts for amounts in excess of 2% of the Company's shareholders' equity.

Additionally, during December 1999, the Company entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the euro-US dollar exchange, in connection with a portion of the net position of assets and liabilities in euros, including the balance of the loan granted by Istituto Centrale per il Credito a Medio Termine (“Mediocredito Centrale”) which matures in November 2017, and accrues interest at a rate of 1.75% per annum. Such swap agreement has an 8-year term until November 2007 and provides a fixed exchange rate of 0.998 euro per US dollar. The interest rate paid to Citibank N.A. during the validity of the loan for the US dollars to be received is 2.61% per annum.

b)	Options:

Call Spreads: in September 2004 the Company entered into an agreement with Telefónica Internacional S.A. (“TISA”) for two new strategies of exchange rate options, known as “Call Spread”, with maturities in January and February 2005. These Call Spreads consisted of an acquisition of a call option and a sale of a call option with different strike prices for a specific amount of currency.

Options could be exercised only upon maturity thereof. Upon each maturity date, January and February 2005, the options were not exercised because the exchange rate prevailing at those dates was outside the strike band of the options. The cost of the premium paid has been charged to the Company’s income statement.

As of December 31, 2005 there are no pending option transactions.

3.       DETAIL OF THE MAIN BALANCE SHEET AND INCOME STATEMENT ACCOUNTS

3.1       Breakdown of the main accounts

Below is a breakdown of the main accounts (foreign currency balances are presented in note 21.g):

a) Cash and banks:

	Current

	December 31,	December 31,
	2005	2004

Cash	1	-
Banks	21	14

Total	22	14

b) Trade receivables:

	Current		Noncurrent

	December 31,	December 31,	December 31,	December 31,
	2005	2004	2005	2004

Without maturity	35	-	-	-
Past due (3) (4)	338	168	5	12
Current	159	248	-	-

Subtotal (2)	532	416	5	12
Allowance for doubtful accounts (1)	(137)	(143)	(4)	(9)

Total	395	273	1	3

(1)	See note 21.e).
(2)	In 2005 and 2004, includes 35 million and 33 million, respectively, corresponding to related companies (see note 15.4.).
(3)	In 2005 and 2004, net of 8 million totally reserved.
(4)	As a consequence of refinancing past-due trade receivables, approximately 11 million and 7 million of refinanced receivables are disclosed as current receivables as of December 31, 2005 and 2004, respectively.

c) Other receivables:

	Current		Noncurrent

	December 31,	December 31,	December 31,	December 31,
	2005	2004	2005	2004

Related companies receivables (1)	27	21	226	-
Guarantee deposits	3	3	2	-
Legal deposits	5	7	-	-
Prepayments to vendors	2	3	-	-
Prepaid services (2)	6	13	-	-
Financial Prepayments	-	10	-	-
Patriotic Bond (3)	-	-	-	84
Prepaid expenses	7	1	-	-
Tax on minimum presumed income	-	-	149	120
Prepaid insurance	1	3	-	-
Financial Instruments (4)	1	1	1	3
Other (5)	12	17	2	1

Subtotal	64	79	380	208
Allowance for impairment of Patriotic
Bond (note 21.e) (3)	-	-	-	(56)

Total	64	79	380	152

(1)	See note 15.4.
(2)	See note 9.1.
(3)	See notes 2.3.b) and 14.
(4)	See note 2.7.
(5)	In 2005 and 2004, net of 9 million totally reserved.

d) Inventories:

	Current

	December 31,	December 31,
	2005	2004

Telephone equipment and other equipment	5	8
Allowance for impairment in value and slow
turnover (note 21.e)	(2)	(3)

Total	3	5

Other assets:

	Current

	December 31,	December 31,
	2005	2004

Real property intended for sale
	3	3

Total	3	3

f) Trade payables:

	Current		Noncurrent

	December 31,	December 31,	December 31,	December 31,
	2005	2004	2005	2004

Vendors, contractors and
correspondents (1)	355	282	2	2
Management fee (2)	80	70	-	-
Billing on account and behalf of
cellular and audiotext companies	59	53	-	-
Services collected in advance (3)	5	5	62	65
Deferred income	9	-	33	-

Total	508	410	97	67

(1)	In 2005 and 2004, includes 35 million and 30 million, respectively, corresponding to related companies (see note 15.4.).
(2)	See note 15.4.
(3)	Includes deferred revenues related to the sale of indefeasible rights to use network capacity, recognized by the straight line method during the term of the agreement. In 2005 and 2004 includes 5 million, as current amount and 57 million and 60 million as noncurrent, corresponding to related companies (see note 15.4.).

g) Bank and financial payables:

	Current		Noncurrent

	December 31,	December 31,	December 31,	December 31,
	2005	2004	2005	2004

Negotiable obligations (1)	434	346	2,059	2,251
Imports financing	6	15	7	13
Long-term financing	7	8	55	70
Foreign bank loans	29	93	120	166
Credit balances with banks	5	29	-	-
Local bank loans	-	123	-	-
Related company - Telefónica
Internacional S.A. (“TISA”) (2)	38	478	-	-

Total	519	1,092	2,241	2,500

(1)	See note 12.
(2)	See notes 13. and 15.4.

h) Payroll and social security taxes payable:

	Current		Noncurrent

	December 31,	December 31,	December 31,	December 31,
	2005	2004	2005	2004

Vacation and bonus accrual	56	47	-	-
Social security taxes payable	17	14	-	-
Pre-retirement agreements and
others (1)	14	15	11	16
Incentive plan for executives (2)	-	-	2	-
Other	2	2	-	-

Total	89	78	13	16

(1)	Pre-retirement agreements mature through 2009, and do not have any adjustment clauses. This amount includes 8 million related to benefits granted to employees included in such agreements, which are to be allocated by them to social security tax payments corresponding to the period between the date of the agreement and December 31, 2005 and are to be paid by the Company until the worker qualifies to obtain legal pension benefits.
(2)	See note 20.

i) Taxes payable:

	Current		Noncurrent

	December 31,	December 31,	December 31,	December 31,
	2005	2004	2005	2004

Tax on minimum presumed income (net of
prepayment)	11	9	-	-
Turnover tax accrual (net of prepayment)	14	12	-	-
Value added tax	21	11	-	-

	Current		Noncurrent

	December 31,	December 31,	December 31,	December 31,
	2005	2004	2005	2004

Health and safety taxes	25	24	-	-
Deferred tax liability, net (1)	-	-	232	582
Other	55	35	-	-

Total	126	91	232	582

(1)	See note 2.3.k).

j) Other payables:

	Current		Noncurrent

	December 31,	December 31,	December 31,	December 31,
	2005	2004	2005	2004

Related companies payables (1)	11	13	-	-
Financial instruments (2)	12	10	17	4
International Telecommunication Union
(“U.I.T”) (3)	21	21	-	-
Other	12	15	19	25

Total	56	59	36	29

(1)	See note 15.4.
(2)	In 2005 corresponds to foreign currency swap agreements and in 2004 corresponds to foreign currency swap agreements and currency exchange option agreements (see note 2.7.).
(3)	See note 11.b).

k) Net liabilities of discontinued operations:

	December 31,	December 31,
	2005	2004

Equity investments	-	37
Deferred income – Sale of Telinver
S.A. (1)	49	-
Deferred tax assets	(18)	-

Total	31	37

(1)	See notes 2.3.m) and 15.3.

l) Cost of services provided:

	Income/(loss)

	December 31,	December 31,
	2005	2004

Telecommunications services (note 21.h)	(1,867)	(1,888)
Cost of services provided (note 21.f)	(16)	(14)

Total	(1,883)	(1,902)

m) Other expenses, net:

	Income/(loss)

	December 31,	December 31,
	2005	2004

Employee terminations (note 21.h)	13	37
Contingencies	56	99
Miscellaneous, net	(5)	(6)

Total (note 21.h)	64	130

n) Other holding and financial income / (loss) on liabilities:

	Income/(loss)

	December 31,	December 31,
	2005	2004

Deferred expenses amortization	(8)	(9)
Tax on bank account credits and debits	(11)	(12)

Total	(19)	(21)

3.2 Aging of current investments, receivables and payables as of December 31, 2005

	Assets				Liabilities (c)

	Current investments	Trade receivables (a)		Other receivables	Trade payables	Bank and financial payables	Payroll and social security taxes payable	Taxes payable	Other payables

Past Due:
Up to three months	-	193		-	6	-	-	-	-
From three to six months	-	21		-	15	-	-	-	-
From six to nine months	-	15		-	-	-	-	-	-
From nine to twelve months	-	10		-	-	-	-	-	-
From one to two years	-	22		-	-	-	-	-	-
From two to three years	-	15		-	2	-	-	-	-
Over three years	-	67		-	-	-	-	-	-
Without maturity	48	35		29	35	5	-	299	38
Current:
Up to three months	293	155		11	433	145	65	47	12
From three to six months	-	2		10	11	96	7	11	-
From six to nine months	-	2		4	3	232	10	1	6
From nine to twelve months	-	-		10	3	41	7	-	-
From one to two years	-	-		14	12	663	8	-	16
From two to three years	-	-		364	9	419	3	-	13
From three to four years	-	-		-	8	34	1	-	4
From four to five years	-	-		-	8	678	1	-	1
Over five years	-	-		2	60	447	-	-	-

Subtotal:	341	537		444	605	2,760	102	358	90
Allowance for doubtful accounts	-	(141)		-	-	-	-	-	-
Benefits under the Collective Labor
Agreements	-	-		-	-	-	-	-	2

Total	341	396		444	605	2,760	102	358	92

Balances
Percentage accruing interest at fixed
rate	93%	-		54%	-	92%	-	-	32%
Percentage accruing interest at
variable rate	-	46%	(b)	-	-	6%	-	-	-
Percentage accruing income at
variable rate	7%	-		-	-	-	-	-	-
Interest
Annual average interest rate in
foreign currency	5%	-		5%	-	9%	-	-	6%

Annual average interest rate in local
currency	7%	28%	(b)	11%	-	8%	-	-	-

(a)	Includes 5 million past-due classified as noncurrent taking into account Company’s Management estimates regarding probable collection terms.
(b)	Such percentage is related to the portion of receivables over which surcharges are applicable for being in arrears. The rate indicated is that corresponding to bills collected with such surcharges.
(c)	Net liabilities of discontinued operations are not included.

4.       RESERVE FOR FUTURE DIVIDENDS

Different Shareholders’ Meetings authorized the setting aside of a Reserve for future dividends, which was to be used for paying cash dividends, at the Board’s discretion. However, owing to the fact that the Company has accumulated losses, the Board of Directors would not currently be able to utilize such reserve for paying cash dividends until those losses are absorbed and there are liquid and realized profits.

5.       REGISTRABLE ASSETS

On October 27, 1994, “ENTel in liquidation” issued Resolution No. 96/94 whereby it undertakes to perform all necessary acts to accomplish the transfer of title of registrable assets for such time as may be necessary, notifying Telefónica 60 days before the date that may be defined as the expiration of ENTel61607 UNKNOWNCHARSENDs commitment. This resolution recognized that the licensee companies will be entitled to claim the indemnity stipulated in the Transfer Contract for the real property whose title had not been conveyed to them by the time of the expiration of the above-mentioned period. As of December 31, 2005 these assets have a net book value of about 581 million and approximately 508 million (both amounts restated as described in note 2.1. ) of them have been registered in the Company’s name. In the Company’s Management opinion, the registration of title of a major portion of the most significant assets contributed by ENTel will be successfully completed. Accordingly, in Company Management's opinion the final outcome of this matter will not have a significant impact on the Company's results of operations and/or its financial position.

6.       SUBSIDIARIES AND AFFILIATES

          E-Commerce Latina S.A.

The Company holds together with Alto Palermo S.A. a 50% interest in E-Commerce Latina S.A. for the development of an e-commerce shopping center.

Additionally, the parties undertook to make a voluntary capital contribution for the development of new business lines for a maximum of 12 million, 75% of which is to be contributed by the Company.

7.       CAPITAL STOCK

Over the last fiscal years, the Company's capital stock has been as follows (amounts stated in Argentine Pesos):

Classes of shares	Capital stock as of December 31, 2001; 2002, 2003, 2004 and 2005 (1)
Class A	1,091,847,170
Class B	654,205,259
Total (2)	1,746,052,429

(1)	Subscribed and paid in, outstanding and authorized for public offering.
(2)	All shares have equal voting rights.

8.       LIST OF CONDITIONS AND THE TRANSFER CONTRACT. EXCLUSIVITY AND MAINTENANCE OF THE LICENSE

The List of Conditions (“List”) and the Transfer Contract established certain obligations of which the following are still in effect:

a)	The assets contributed to Telefónica used in providing telecommunications services may not be sold, assigned, transferred or encumbered in any way.

b)	Certain shareholders of Telefónica's parent company are required to retain a specified interest in that company’s common capital stock. In addition, Compañía Internacional de Telecomunicaciones S.A. (“COINTEL”), is obliged to hold Series A shares representing 51% of Telefónica's total capital stock.

c)	All or a substantial part of the provision of the telephone service is to be maintained, and Telefónica's main business and principal place of business in Argentina may not be changed.

d)	In addition, Telefónica is to meet certain objectives related to the services provided. The most important of these objectives are efficiency and service quality. In addition, suppliers of data and added value services are to be given equal access to telephone lines.

In case of serious noncompliance with the provisions in a) through d), Telefónica's license could be revoked once the procedures set forth in the List have been completed. Telefónica's license, however, would not be revoked, should Telefónica have obtained prior Regulatory Authority approval for any of the situations described above in a) and b).

In addition, Decree No. 264/98 set forth both optional and mandatory operating conditions with respect to the provision of basic telephone services. Such mandatory conditions include mainly permitting other providers to interconnect to the company’s network (including voice and data transmission service) and the installation of a minimum number of new lines.

Although the effectiveness of Decree No. 264/98 was subject to the conclusion of certain legal proceedings, the Company believes that is unlikely that the outcome of those proceedings would significantly slow the trend towards increasing competition.

In connection with the Company’s contractual situation, in the Memorandum of Understanding 2006, the CNC and the Executive Secretary’s Office of the UNIREN stated that, in conformity with current regulations, they have performed the analysis of the status and degree of compliance by the Company with its obligations provided for in the transfer contract and the regulatory framework, concluding that, so far, the Company has acceptably met –with only specific noncompliance events, which have given rise to penalties– and only issues related to the Company’s operations are pending resolution and are expected to be concluded prior to June 30, 2006.

In addition, in the Memorandum of Understanding 2006, it was agreed that as of December 31, 2010, the Company should achieve the goals established as long-term goals in Presidential Decree No. 62/90 and in the General Rules on Basic Telephone Service Quality. In addition, goals are established as from 2005 that will be effective through the date mentioned above.

Within the framework of the renegotiation of the Company’s agreement with the Government and within the 30 days subsequent to the execution of the Memorandum of Understanding for Renegotiation by the Federal Executive, the Company, and the shareholders representing at least 98% of the capital stock, should fully and expressly waive all the rights that they may potentially allege as well as all the lawsuits filed or in progress, founded on or related to the events or measures resulting from the emergency situation established in Law No. 25,561 in connection with the Transfer Contract and the Company’s license. The waiver provided for shall not be interpreted as the Company’s waiver to the rights that could apply to it based on possible future circumstances. Should such waiver not occur, this would give rise to the denouncement of the Memorandum of Understanding for Renegotiation for a cause attributable to the Company, thus resulting in the revocation or expiry of the license.

Company’s Management believes that the Company has met all the effective obligations.

9.       COMMITMENTS

9.1     IBM

On March 27, 2000, the Company’s Board of Directors approved the outsourcing through IBM of the operation and maintenance of the infrastructure of some of the Company’s information systems. Telefónica, Telinver S.A., Telefónica Comunicaciones Personales S.A. (“TCP S.A.”) and Telefónica Data Argentina S.A. (“TDA S.A.”) executed a contract with IBM whereby the Company outsourced the operation and maintenance of the information technology infrastructure to IBM for six and a half year term, and there is a transfer to IBM of the assets used to render the services outsourced under the contract at a stated price.

1. Service Price: over the duration of the contract, the Company committed to pay IBM a monthly charge as consideration for the base line services to be rendered under the contract, and other charges for the use of additional resources. The payment terms include decreasing monthly installments.

2. Transfer of Equipment: the agreement stipulated that at the inception of the contract, the Company should transfer to IBM, at a fixed price, the assets that were designated to provide the services at that date. In addition, the agreement stipulated that at contract expiration IBM shall transfer to the Company, at a fixed price, the assets that were designated to provide the services at that date.

3. Renewal of the Agreement: fifteen months before the expiration of the agreement, the parties shall meet to discuss a possible extension. The parties shall conduct negotiations for three months. If the parties do not agree to an extension prior to twelve months before the expiration of the agreement, the agreement shall be terminated on the termination date.

As of the date of these financial statements, the Company has started with the renegotiation process of the agreement.

The following is a summary of the primary contractual cash flows related to Company agreement with IBM, as it was originally stipulated in 2000:

(in millions of US
dollars from 2000
to 2006)

Assets acquired by IBM	23
Baseline monthly installments (service fee total
payments)	(213)
Repurchase of assets	(14)
Refund (only if contract is renewed)	3

As a result of the devaluation of the peso, the Company renegotiated the contract originally denominated in US dollars. On the basis of a supplementary contract agreed upon by the parties the Company undertook, among other obligations, to pay IBM for the services rendered pursuant to the contract from January 2004 to December 2006 the amount of 44.8 million and US$ 35.8 million in monthly installments. In addition, the referred agreement contemplates the possibility of renegotiating the amount in pesos semiannually upon request by the parties.

9.2     Other

Telefónica signed contracts for lease of satellites, real property and operation and maintenance of submarine cables, which include approximately 44 million of minimum future payments as of December 31, 2005.

10.       RATES

10.1    Rate regulations

Decree No. 764/00, issued to de-regulate telecommunications services, sets forth that providers may freely establish the tariffs and/or the prices of the services supplied to objective categories of clients, which must be applied non-discriminatorily. However, if there were no effective competition, as it is the case with the services that generate a substantial part of the Company’s income, historical providers shall respect the maximum tariffs laid down in the General Tariff Structure. Below the values established in such tariff structure, these providers may establish their tariffs freely. To determine the existence of effective competition, the historical providers shall demonstrate that another or other providers of the same service have obtained 20% of the total revenue for such service in the local area of the Basic Telephony Service involved. Additionally, in the case of national and international long distance services, effective competition shall be deemed to exist when customers in the area are able to choose through out the dialing selection method among more than two service providers offering more than one destination.

In 2000, the Company filed a request to the effect that effective competition be officially acknowledged in the Buenos Aires Multiple Area (“AMBA”). Pursuant to Resolution SC No. 304/03, the S.C. established that the Company should readjust the presentations submitted, supplying additional information. The Company has complied with this request and no resolution has yet been made in the case.

For the areas and services for which effective competition has not been declared to exist, tariff agreements established that the maximum tariff per pulse should be expressed in US dollars in addition to a right for the Company to choose whether to adjust such tariff from April 1 to October 1 of each year based on the variation in the Consumer Price Index of the United States of America. However, the Public Emergency and Exchange System Reform Law No. 25,561, dated January 6, 2002, provided that in the agreements executed by the Federal Administration under public law regulations, including public works and utilities, indexation clauses based on foreign countries’ price indexes and any other indexation mechanisms are annulled. Law No. 25,561 also established that the prices and tariffs resulting from such clauses are denominated in Pesos at the $1 to US$ 1 exchange rate. Furthermore, this law authorized the PEN to renegotiate the above contracts taking into account the following criteria in relation to public utilities: (a) the impact of tariffs on the competitiveness of the economy and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the systems comprised; and (e) the profitability of the companies.

The PEN, by means of Decree No. 293/02, entrusted the Economy Ministry with the renegotiation of such agreements, including agreements that govern the provision of basic (fixed) telephony services. Decree No. 311/03 created a UNIREN, which shall be headed by the Ministers of Economy and Production, National Planning, Public Investment and Services. The UNIREN is in charge of pursuing the renegotiation process.

Decree No. 120/03 authorized the Argentine Government to provide for interim tariff reviews or adjustments as may be deemed necessary or convenient for the purpose of ensuring the continued availability, safety and quality of services provided to users under these contracts until the conclusion of the renegotiation process.

Law No. 25,790 sets forth that the term to renegotiate the agreements for public works and utilities is to be extended until December 31, 2004, term that has been extended until December 31, 2005 pursuant to Law No. 25,972 and again until December 31, 2006 pursuant to Law No. 26,077. The PEN is responsible for submitting the renegotiation proposals to National Congress, which have to communicate its decision within a period of 60 running days counted from the date of reception of the proposal. In the event that the above-mentioned period expires without National Congress having reached a solution, the proposal is deemed accepted. If the proposal is rejected, the PEN should resume the process to renegotiate the respective agreement. This rule establishes that the decisions adopted by the PEN in this renegotiation process not be limited to, or subject to, the stipulations contained in the before mentioned regulatory frameworks currently governing the concession or licensing agreements for the respective public utilities. Renegotiation agreements may cover partial aspects of concession or licensing agreements, contain formulas to adjust such agreements or temporarily amend them and include the possibility of agreeing upon periodical reviews, as well as the establishment of conditions that must be met by the quality parameters applied to services. If there were temporary amendments, they should be taken into consideration in the terms of the final agreements reached with concessionaires or licensees. The legal provisions do not authorize public utilities contractors or concessionaires to suspend or alter compliance with their duties.

In accordance with Resolution No. 72/03, in February 2003 the Ministry of Economy approved a methodology to calculate and transfer to the Company’s customers the impact of the tax on bank account transactions imposed by Law No. 25,413 paid by the Company as from the date such resolution comes into force. Resolution No. 72/03 expressly refers to the Transfer Contract as the basis for the approval of such method. Pursuant to Resolution No. 72/03, all taxes paid prior to that date are included in the contractual renegotiation required by the Public Emergency Law.

Under the legal framework described, on May 20, 2004, the Company, Telecom Argentina S.A. (“Telecom S.A.”) and the Argentine Government signed a Memorandum of Understanding (the “Memorandum of Understanding”) pursuant to which they agreed to maintain the General Tariff Structure currently in force for the Basic Telephony Service until December 31, 2004, without waiving the Company’s rights. The parties also ratified their intent to reach a final contractual renegotiation before December 31, 2004, which finally did not happen. In addition, pursuant to the provisions of the Transfer Contract, they agreed that any new tax or charge, or any variation in those currently in force, subject to the control of Regulatory Authorities as established in sub-sections a), c) and d) under paragraph 12.15 of the List of Conditions, shall be broken down in the bills issued to customers for services in the jurisdictions levied with the respective tax or charge.

With the objective of establishing mechanisms to enhance access to telecommunications services, in the Memorandum of Understanding, an agreement was reached to implement the measures necessary to develop the following services:

a) Virtual telephony cards for the beneficiaries of the Head of Household Plan and for pensioners who do not have a telephone line and who meet the eligibility requirements set forth in the respective resolution.

b) Internet access service in all its provincial centers at discount prices.

c) Addition of the Heads of Household who own a telephone line and meet the respective eligibility requirements for registration, to be registered for the Program “Retirees, Pensioners and Low-Consumption Households”.

As stated in this Memorandum of Understanding, the S.C. issued Resolutions No. 261, No. 272 and No. 73, dated November 12, 2004, November 23, 2004, and March 31, 2005, respectively.

Resolution No. 261 approved the Company's promotional offer to provide dial-up Internet access service as described in sub-paragraph b) at lower prices to customers in urban areas located more than thirty (30) kilometers away from the Company's current hubs for the supply of 0610 Internet access service, in order to increase the number of areas that will have access to this service and based on discounts granted over telephone rates.

Pursuant to Resolution No. 272, the S.C. accepted the Company's proposal to implement the "Virtual Telephony" service for the beneficiaries of the Head of Household Plan mentioned in sub-paragraph a), consisting in the Value Added Voice Messaging Service, with a related telephone number, that allows users to receive and store messages, available in the Buenos Aires Multiple Area, La Plata, Mar del Plata, Mendoza, Bahía Blanca and Neuquén.

Pursuant to Resolution No. 73, dated March 31, 2005 and the clarifying Resolution No. 149 dated June 21, 2005, the Company and Telecom S.A. were instructed to include the beneficiaries of the Head of Household Plan who already own a telephone line in the customer category “Retirees, Pensioners and Low-Consumption Households” as long as they meet the respective requirements for such category. For that purpose, the Company is under the obligation to request the National Social Security Authorities (Anses) to supply it with the National Register of Beneficiaries of the Head of Household Plan.

In the opinion of the Company's Management, the application of the issues mentioned in sub-paragraphs a), b) and c) will not have a significant impact on the Company's future results.

The deep changes in the Argentine economic model experienced since early 2002 and the current legislative framework (Emergency Law) are to be considered extraordinary events that significantly altered the economic and financial equation and the regime applicable to the industry, therefore allowing the renegotiation of the agreement to adapt it to the new situation, in full compliance with the principles established in the List of Conditions and the Transfer Contract, in order to maintain a regular, continuous and efficient supply of telephony services. The Transfer Contract contemplates the possibility of automatically adjusting the tariffs in the case of extraordinary and unforeseen events thereby defined or government actions or decisions that significantly affect the Transfer Contract’s original financial equation. The Transfer Contract also establishes a compensation on the part of the Argentine Government when there are extraordinary events, including actions and decisions of the Argentine Government such as a freezing on tariffs or price controls, as well as the procedures to be followed to collect such compensation. The Company filed the information required by the Argentine Government and it has proposed to reestablish the tariff regime stipulated in the Transfer Contract, which contemplates Peso-denominated tariffs whose intangibility is safeguarded by the application of the monthly Consumer Price Index in Argentina or, if there were significant differences between this index and the variation of the US dollar, by the result obtained from the application of a polynomial formula that considers 40% of the monthly variation of the price of the US dollar and 60% of the variation of the monthly Consumer Price Index in Argentina, which had been annulled with the enactment of the Convertibility Law and the issuance of Decree No. 2,585/91. The Company proposed different alternatives to achieve such objective, especially to handle the transition from current tariffs to those resulting from the application of the Transfer Contract.

In the Memorandum of Understanding 2006, the parties agree to comply with and maintain the legal conditions provided in the Transfer Contract and regulations effective to date. Thirty days after the public hearing to be summoned by the UNIREN to discuss the Memorandum of Understanding 2006, both the Company and its shareholders should suspend for 210 working days all the claims, remedies, and lawsuits filed or in progress both before administrative, arbitral or any other court in Argentina or abroad, based on or related to the events occurred or measures taken as a result of the emergency situation under Law No. 25,561 regarding the Company’s license and Transfer Contract.

The Memorandum of Understanding 2006 provides that, in order to ensure the necessary foreseeability in the telecommunications sector and considering the telecommunications expertise and experience contributed by sector companies, the PEN committed its efforts to consolidating an adequate and consistent regulatory framework which, based on the legal and technical aspects of the industry, supplements and strengthens the regulations applicable to the sector.

In the opinion of Company’s Management and its legal advisors, under the general principles of administrative law applicable to the Bidding Terms and Conditions and the Transfer Contract, the future rates should be set at levels sufficient to cover the cost of the service in order to preserve regular, uninterrupted and efficient provision of the public telephony utility service. It is possible that, over time, such rates schedule would not maintain the rate values in US dollars or in constant pesos in relation to any future rise in the general price level. If a future regulatory framework did not provide for the rates to change at a pace allowing balancing the economic and financial equation that the Bidding Terms and Conditions and the Transfer Contract intended to preserve, such rate schedule could have an adverse impact on the Company’s financial position and future results of operations. As of the date of issuance of these financial statements, Company’s Management cannot predict the eventual outcome of the renegotiation pursuant to Public Emergency Law or the rates system that will apply in future or when it will be implemented.

10.2    Price Cap

Under the tariff regulation mechanism in effect known as Price Cap, to which the Company is subject, tariff discounts have been applied based on a formula made up by the U.S. Consumer Price Index and an efficiency factor. On October 4, 2001, Court Room IV of the Federal Appellate Court on Administrative Contentious Matters of the City of Buenos Aires, in relation to the complaint filed by Consumidores Libres Cooperativa Limitada de Provisión de Servicios Comunitarios ("Consumidores Libres") mentioned in note 11.d), awarded a precautionary measure ordering the National Government, the Company and Telecom S.A. "to refrain from applying the corrections set forth in Section 2 of the agreements approved by Decree No. 2,585/91 until final judgment is rendered in the case…", which meant that the rates could not be adjusted by the U.S. Consumer Price Index (see note 11.d).

The Company, Telecom S.A. and the S.C. entered into agreements for the application of the Price Cap for the 2000-2001, 2001-2002 and 2002-2003 periods. The Price Cap for the 2000-2001 period was established at 6.75%, of which 6% was allocated to rate reductions attributable to discount plans that were in effect in 2000 and the non-application of the semiannual adjustments to the pulse of that year value, among other items. The remaining 0.75% was to be applied as defined by the licensees. The Price Cap for the 2001-2002 period was established at 5.6%, and would be allocated to the non-application of the semiannual adjustments to the pulse value of 2001, plus the balance of the non-computation of the pulse value not applied in the price cap for the previous year. To date, the remaining amount has not been allocated to the services contemplated in the agreement. As concerns the Price Cap for the 2002-2003 period, it was established in an efficiency factor which could not exceed 5%, but its value was not fixed. The above-mentioned agreements require the approval of the Ministries of Economy and Production and Federal Planning, Public Investment and Services, which are still pending as of the date of issuance of these financial statements. Moreover, neither the effect of the reduction in rates previously implemented as compared to the rate reduction adjustments established by the S.C. nor the rate differences pending application under the referred agreements, have been established.

In the opinion of the Company’s Management and its legal counsel, the resolution of these issues related to the Price Cap might exclusively affect the maximum tariffs for future services that the Company is authorized to collect its customers for services, areas or customers in which effective competition has not been declared. As of December 31, 2005, these maximum tariffs are the result of the application to the tariffs in force as of November 7, 2000, the discounts applied as a result of the implementation of the Price Cap corresponding to period 2000 - 2001 and to the advanced decreases corresponding to the period 2001- 2002, as established in the mentioned agreements.

Under the Price Cap mechanism currently in effect, the rate reduction percentage and the services to which such reductions will eventually apply depend on the final approval of the above rate agreements, and on the outcome of the legal proceedings commenced by Consumidores Libres regarding the effective rate system above mentioned.

Based on current rate regulation mechanisms, and considering the Company’s defense against the above legal proceedings, in the opinion of the Company’s Management and its legal counsel, the outcome of these issues will not have a negative impact upon the Company’s financial position or a significant adverse effect on its results of operations.

10.3    Tariff restructuring

The tariff restructuring granted by Decree No. 92/97, effective on February 1, 1997, established an increase in the price of the monthly basic charge and in domestic service rates, and a decrease in the rates for domestic long distance and international services and for the Company’s local and domestic long distance public phone service for longer distances. The net impact of the rate restructuring was to be neutral on revenues during two years after its effectiveness. On December 1, 1999 the S.C. has issued Resolution No. 4,269/99, which established the S.C.’s final determination of the impact of the tariff restructuring as an excess in revenues of 18 million, in currency units of that date, (which had previously been provisionally determined by the S.C. in 14 million). In accordance with Resolution No. 18,968/99, the S.C.’s Resolution No. 4,269/99 also states that the S.C. will determine the form and time of implementation of the future rate reduction to compensate such excess revenues. The Company has filed an appeal for review of this resolution, on the grounds that the calculation method used by the S.C. to determine the impact of the tariff restructuring established by Decree No. 92/97 has defects and should be challenged. As of the date of these financial statements, such appeal has not been resolved.

In the opinion of the Company’s Management and its legal counsel, the outcome of these issues could exclusively affect the maximum rates for future services that the Company is authorized to charge its customers regarding services, areas, or customers in which the government did not declare the existence of effective competition. Therefore, in the opinion of the Company’s Management and its legal counsel the outcome of these issues will not have a negative impact upon the Company’s financial position or a significant adverse effect on its results of operations.

11.       LAWSUITS AND CLAIMS

Contingencies

The Company is presently facing various proceedings and claims in the areas of labor, tax, regulatory compliance and other matters, all of which arise in the ordinary course of business. Every situation of this type implies certain degree of uncertainty, and the outcome of individual matters is not predictable with certainty. If information available prior to the issuance of the financial statements, considering the opinion of the Company’s legal counsel, indicates that it is probable that a liability had been incurred at the date of issuance of these financial statements, and the amount of the loss, or the range of probable loss can be reasonably estimated, then such loss is accrued and charged to expenses and accrued in the reserve for contingencies. As of December 31, 2005, the total amount recorded as reserves for contingencies is 303 million.

The breakdown of the reserve for contingencies is as follows:

Labor contingencies:

The reserve for contingencies related to labor issues amounts to 199 million and 160 million as of December 31, 2005 and 2004, respectively. The closing balance of the reserve as of December 31, 2005 is mainly comprised of:

i) probable losses of 100 million resulting from a significant increase of claims brought by employees during the fiscal year 2004, related to salary differences, taking into account certain judgments at beginning of year of Appeals courts that were adverse to the Company.

ii) claims for alleged rights provided in the labor law and related costs which amount to 36.3 million. The Company intends to defend its rights vigorously in whichever instances are necessary.

iii) other matters assessed as probable to incur losses, relate to:

•	Joint and several liability with third parties

•	Labor accidents

•	Illnesses

•	Other severance payments

Tax contingencies:

The reserve for contingencies related to tax matters assessed as probable to lose amounted to 54 million and 53 million as of December 31, 2005 and 2004, respectively.

These tax issues are related to:

•	Municipal taxes

•	Provincial taxes

Civil, commercial and other contingencies

The reserve for contingencies related to civil, commercial, administrative, regulatory compliance and other matters assessed as probable to lose as of December 31, 2005 and 2004 amounts to 50 million and 54 million, respectively. These other matters relate to:

•	Damages

•	Regulatory compliance claims

•	Other claims for rescission of commercial agreements

a)       Labor lawsuits attributable to ENTel

The Transfer Contract provides that ENTel and not Telefónica is liable for all amounts owing in connection with claims based upon ENTel's contractual and statutory obligations to former ENTel employees, whether or not such claims were made prior to the Transfer Date if the events giving rise to such claims occurred prior to the Transfer Date. However, using a theory of successor enterprise liability that they assert is based upon generally applicable Argentine labor law, certain former employees of ENTel have brought claims against Telefónica, arguing that neither the Transfer Contract nor any act of the PEN can be raised as a defense to Telefónica's joint and several liability under allegedly applicable labor laws.

In an attempt to clarify the issue of successor liability for labor claims, Decree No. 1,803/92 was issued by the PEN. It states that various articles of the Work Contract Law of Argentina (the “Articles”), which are the basis for the foregoing claims of joint and several liability, would not be applicable to privatizations completed or to be completed under the State Reform Law. Although the issuance of Decree No. 1,803/92 should have been seen as favorable to the Company, it did not bring about a final solution to the above claims. In effect, in deciding a case brought before it, the Supreme Court of Justice upheld the provisions of the law and declared the Decree inapplicable.

As of December 31, 2005, the claims filed against the Company including accrued interest and expenses totaled approximately 44 million (in original currency). The Company has not booked an accrual for possible adverse judgments in such legal actions since: (a) in the Transfer Contract, ENTel has agreed to indemnify the Company in respect of such claims and (b) the Argentine Government has agreed to be jointly and severally liable with ENTel in respect of such indemnity obligations and has therefore authorized the Company to debit an account of the Government at Banco Nación Argentina for any amount payable by the Company. Under the Debt Consolidation Law, ENTel and the Argentine Government may discharge their above described indemnity obligations by the issuance to the Company of 16-year bonds. As of December 31, 2005 the Company has paid approximately 13 million (in original currency) in cash for the above-mentioned claims. The Company initiated a claim for indemnification and reimbursement in connection with this matter. The case is being argued in court, and no ruling has yet been issued.

Court decisions have followed the precedent laid down by the Supreme Court of Justice in the area of joint liability in labor matters mentioned in the second paragraph, criterion that the

Company and its legal counsel consider that will apply to pending cases. Notwithstanding this and the instruments that may be used by the Argentine Government to reimburse the amounts that would be paid, given the obligation incurred by the Argentine Government in the List of Conditions and in the Transfer Contract, on the one hand, and on the basis of the opinion of the Company’s legal counsel regarding the possible amount for which existing claims may be resolved, on the other, in the opinion of the Company’s Management and its legal counsel the final outcome of the issue should not have a material impact on the Company’s results of operations or financial position.

b)       U.I.T. Liability

On July 29, 2003, Telefónica received a communication sent by the National Communications Commission (“CNC”) requesting Telefónica and Telefónica Larga Distancia de Argentina S.A. (“TLDA S.A.”) a company currently merged with and into the Company, to deposit 51 million (that includes principal and interest as of July 31, 2003), which, according to such note, corresponds to the savings obtained, plus interest, by such companies as reductions in employers' social security contributions approved by Decree No. 1,520/98 and supplementary standards, that were applied to the salaries of such companies' personnel in the period April 1999 through June 2001.

Pursuant to Resolution S.C. N° 18,771/99, these savings were to be applied to the execution of programs or promotional projects in the framework of the presidential initiative argentin@internet.todos, to be managed by the U.I.T. Telefónica both with respect to its own operations and as successor of the rights and obligations of TLDA S.A. has recorded a liability related to these savings for the outstanding principal, amounting to 21 million (see note 3.1. j), which Telefónica understands is the full amount of its liability as of December 31, 2005. In the opinion of the Company61607 UNKNOWNCHARSENDs Management and its legal counsel, Telefónica has strong grounds to hold that this liability should not be considered in delinquency and so stated to the CNC in a note dated August 13, 2003 in which the Company challenged the calculation prepared by the agency and requested that the proceedings be remitted to the appropriate government agency.

c)       Fiber optic-cables

In December 2000, the Company was served with an ex officio assessment imposed by the Argentine Tax Authorities in relation to Income tax for the fiscal years 1994 through 1999. Such adjustment was due to differences in the criterion used to calculate the depreciation of fiber optic cables. Whereas the Company applies a useful life of 15 years, the Argentine Tax Authorities proceeded to the assessment based on a useful life of 20 years. Having analyzed the issue, the Company and its legal counsel appealed the assessment imposed by the National Tax Authorities in the Argentine Administrative Tax Court based on the Company's opinion that there are strong arguments against the Tax Authorities' assessment.

However, in November 2004 the Argentine Administrative Tax Court entered a judgment against the Company forcing it to amend the tax returns referred to above. Additionally, the judgment repealed the penalties imposed by the Tax Authorities on the grounds that there were admissible elements in support of the figure of excusable error. Given that judgment, the Company has been compelled to pay an amount of 6 million plus 17 million as compensatory interest in December 2004 which have been charged as of that date to the income statement as definitive payment. In the Company’s opinion this matter will not have any additional effects beyond these payments.

Notwithstanding the above paragraph, and although the final resolution is subject to the contingencies inherent in any pending court judgment, the Company and its legal counsel are of the opinion that there are legal grounds for a successful appeal of the judgment entered against the Company and they have presented an appeal to have this judgment reviewed by the National Court of Appeals in Administrative Contentious Matters. As of the date of issuance of these financial statements, the Court has not ruled on this matter.

d)       Others

Consumidores Libres initiated a legal action against the Company, Telecom S.A., Telintar Argentina S.A. (“Telintar S.A.”) and the Federal Government. The object of this action is to declare the nullity, unlawfulness and unconstitutionality of all standards and rate agreements issued since the Transfer Contract, the Cooperative’s object being to have the rates of the basic telephone service reduced and the amount supposedly collected in excess refunded, limiting them in such a way that the Licensees’ rate of return should not exceed 16% per annum on the assets as determined in point 12.3.2 of the List of Conditions approved by Decree No. 62/90.

Also, other points of the Company’s contracting policy have been called into question.

After analyzing the claim, the Company’s legal counsel answered it, petitioning that it should be dismissed on the grounds that it fails to state a claim with a basis in law. The court of original jurisdiction ruled in the Company’s favor, but this resolution was revoked by the Court of Appeals that resolved that the claim must not be dismissed but must be substantiated at the court of original jurisdiction. None of these courts have yet ruled on the substance of the claim. Through its legal counsel, the Company filed an appeal to the Supreme Court of Justice against the Appeal Court’s resolution, which was denied. The Company subsequently filed an appeal of such denial with the Supreme Court of Justice and has also been rejected.

In this scenario, on October 4, 2001, Court Room IV of the Federal Appellate Court on Administrative Contentious Matters of the City of Buenos Aires awarded a precautionary measure requested by the plaintiff ordering the Federal Government, the Company and Telecom S.A. "to refrain from applying the corrections set forth in Section 2 of the Agreements approved by Decree No. 2,585/91 until final judgment is rendered in the case", which meant that the rates could not be adjusted by the U.S. Consumer Price Index.

The Company appealed such decision before the Supreme Court of Justice rejecting the arguments stated therein, which has been adversely determined as of the date of issuance of these financial statements.

In the opinion of the Company’s Management and its legal counsel, it is unlikely and remote that the resolution of this issue could have a negative effect on the results of the Company’s operations or its financial position.

12.       NEGOTIABLE OBLIGATIONS

As of December 31, 2005, there were nine negotiable obligations issues outstanding:

Issuance Month/Year	Face Value as of December 31, 2005 (in millions)	Term (in years)	Maturity Month/Year	Rate per annum (%)	Use of proceeds
05/98	US$125.6	10	05/2008	9.125	a)
06/02	US$71.4	4	07/2006	9.875	b)
08/03	US$189.7	4	11/2007	11.875	b)
08/03	US$212.5	7	11/2010	9.125	b)
08/03	US$0.03 (c)	8	08/2011	8.85	b)
08/03	US$134.6	8	08/2011	8.85	b)
10/04	$65.2	1.5	04/2006	Badlar + 2.40 (d)	b)
02/05	$103.9 (f)	1	02/2006	8.00	b)
02/05	$50	2	02/2007	Encuesta + 2.50 (e)	b)

a)	Financing of investments in fixed assets in Argentina.
b)	Refinancing of liabilities.
c)	On August 1, 2004 they were converted to US dollars and started to accrue interest at a nominal rate of 8.85% per annum.
d)	Corresponds to notes with a variable interest coupon based on the BADLAR rate (average interest rate paid by banks in public and private sectors on deposits in excess of 1 million for a term of 30 to 35 days) + 2.4% with a nominal annual minimum of 7% and a nominal annual maximum of 15%.
e)	Corresponds to notes with a variable interest coupon based on the Encuesta rate (interest rate published by the Central Bank of Argentina (“BCRA”) for fixed-term deposits for a term of up to 59 days for deposits ranging from 100,000 to 499,999) + 2.5% with a nominal annual minimum of 7% and a nominal annual maximum of 15%.
f)	Net of 96.1 million repurchased during 2005. As of the date of issuance of these financial statements, this issuance was completely cancelled.

The prospectuses related to the issuance of these negotiable obligations describe the issuance conditions in detail. The main stipulations concern: a) commitment of the Company not to create liens, except certain permitted liens, over its present or future assets or revenues, unless the Company's commitments under the negotiable obligations meet certain requirements; b) conditions for the early redemption of the issuance and c) events of default whereby the note holders could accelerate the due dates, such causes being, among others, failure to pay on the securities, default on other debts in amounts equal to or exceeding US$ 20 million, attachments which in the aggregate exceed US$ 10 million, etc. On July 22, 2003, the meetings of the Company’s noteholders approved the amendments to the terms and conditions of the notes issued in 1998 in order to delete almost all the events of default and certain information requirements other than those related to non-payment of principal and interest.

As of the date of issuance of these financial statements, in the opinion of the Company’s Management, the Company has met all obligations arising from the agreements signed in connection with these issuances.

The Company issued negotiable obligations in dollars under the Company’s Global Program of up to US$ 1.5 billion or its equivalent in other currencies and the commitments are those customary for this kind of transactions.

Issuance of Negotiable Obligations under the December 2003 Program

The shareholders’ meeting held on December 19, 2003 approved the creation of a global program (the “Program”) for the issuance of simple negotiable obligations not convertible into shares, denominated in pesos or in any other currency, with ordinary guarantee, in various series and/or successive tranches, either cumulative or non-cumulative, for a maximum outstanding amount of 1.5 billion pesos or its equivalent amount in other currencies, and delegated to the Board of Directors the ability to set the remaining issue conditions and to decide to request or not authorization to quote in the Stock Exchange of Buenos Aires (“BCBA”) and the MAE (automated over-the-counter market in Argentina) and/or other foreign exchange markets.

On April 23, 2004 the Company's Board of Directors resolved to issue the LESEP Class of Negotiable Obligations under the Program, for a nominal amount of 163.3 million, which have been cancelled as of the date of these financial statements.

On October 28, 2004 the Company proceeded to issue the Second Class of Negotiable Obligations for 200 million under the above mentioned Program. The issue comprises a Series A for an amount of 134.8 million, with a 365-day term (which was fully cancelled upon maturity) and a Series B for an amount of 65.2 million, with a 548-day term and a variable annual interest rate based on the BADLAR index plus 2.4% annual with a nominal annual minimum rate interest of 7% and a nominal annual maximum rate interest of 15%.

On February 11, 2005 the Company issued the third class of negotiable obligations for 250 million in two Series, the Fixed Rate series at 365 days for 200 million with a 8% nominal interest rate coupon (which was fully cancelled upon maturity, after December 31, 2005) and the Variable Rate Series at 730 days for 50 million with a variable interest rate coupon based on the Tasa Encuesta plus a spread of 2.5%, with a nominal annual minimum of 7% and a nominal annual maximum of 15%.

13.       FINANCING

As of December 31, 2005 Telefónica's current assets are lower than its current liabilities in 570 million, the latter including approximately 3% (US$ 13 million) of debt owed to the Company's indirect controlling company.

The Company’s general financing policy is to cover future fund needs to continue its investment plan and repay short and long-term debt mainly with funds generated by the operations plus, if it is necessary, with bank loans and/or access to capital markets and ultimately applying for financing from the Company's indirect parent company.

During 2004 and 2005, as well as in prior periods, the Company managed to gradually reduce its short-term indebtedness through a combination of partial payments and short and long-term refinancings. In February 2005, the Company issued Class 3 (fixed rate and variable rate series) Negotiable Obligations for a total amount of 250 million (see note 12.), of which the Fixed Rate Series was totally cancelled as of the date of issuance of these financial statements. Additionally, the Company expects to arrange for additional placements in the future. Those placements, in conjunction with internally-generated cash flows and possible refinancings options and/or other financing alternatives that the Company may consider will, in the opinion of the Company’s Management, enable the Company, to settle or successfully refinance the remaining balance of its short-term indebtedness.

In 2005, TISA refinanced some liabilities, and has advised to the Company that, as of the date of issuance of these financial statements, it was still assessing other financing alternatives for the Company including, if necessary, providing additional financing.

      -Long-term bank financing

As of December 31, 2005, the Company held long term funds from major financial institutions in an amount equivalent to 175 million. These funds have been borrowed under terms and conditions customary in this kind of transactions, which generally refer to the commitment not to encumber or grant security interests on its assets or on present or future revenues, other than certain permitted encumbrances or unless certain predetermined conditions are met.

Additionally, the Company uses other long-term bank credit lines to finance long-term imports from different commercial banks.

      - Other financing – Related parties

As of December 31, 2005 Telefónica owed, approximately 38 million (about US$ 13 million) to related parties with maturity on December 2006, interest at one-month LIBOR plus an approximately 1% per annum. The agreement currently in force provides the usual commitments for these kind of transactions, as well as clauses that establish that the creditor may accelerate the terms of the Company’s payables if there are changes in the Company’s equity, economic and financial situation that due to their adverse nature may affect the Company’s capacity to comply with the obligations assumed in the agreement or if there are restrictions that may limit the capacity of the Company to repay its debts.

Additionally, the loan agreement currently in effect contains acceleration clauses that would be triggered in the event of certain court or out-of-court procedures being initiated in connection with claims exceeding a certain percentage of the Company shareholders’ equity or one of its significant subsidiaries. The Company has obtained a waiver in respect of procedures of this nature that were pending against the Company until the maturity of the loan, subject to a condition that no other debt be accelerated on similar grounds.

14.       DISCOUNT BOND - FORMER PATRIOTIC BOND

In 2001, the Company signed a Patriotic Bond subscription commitment (bond issued by the Argentine Government) for a total amount of US$ 30 million, which was fully paid in the subscription month. This bond was denominated in US dollars, was made out to bearer, and was negotiable in local and foreign stock markets. The terms and conditions of the issue allowed for the use of these securities to pay national taxes in the event of default to pay the principal and/or interest when due. Since January 2002 the National Government did not honor the payment commitments related to the interest coupons of that bond, the Company proceeded to offset them against taxes. As from October 2003 such offset feature was suspended and ratified by the Decree No. 493/04 until completion of the voluntary exchange of Argentine sovereign debt securities.

As of December 31, 2004, the Company valued and disclosed its Patriotic Bond holdings taking into consideration what is mentioned in the previous paragraph and note 2.3. b).

On February 23, 2005 the Company accepted the sovereign debt-restructuring proposal made by the Argentine Government exchanging its holdings of Patriotic Bonds for US$ denominated Discount Bonds, having received US$ 8.8 million in nominal value and the payment as interest in arrears for approximately US$ 0.3 million during June 2005.

15.       PARENT COMPANY AND RELATED COMPANIES

15.1.       COINTEL

COINTEL is the controlling shareholder of the Company, as it holds approximately 64.8% of the capital stock as of December 31, 2005. COINTEL, therefore, has the votes required to prevail in shareholders’ meetings. COINTEL owns class A shares representing 62.5% and 40.2 million class B shares representing 2.3% .

In addition, on December 15, 2000 TSA acquired the majority interest of the capital stock of COINTEL. Consequently, TSA indirectly controls 98% of the voting rights of the Company’s outstanding shares.

In 1997, some of the common shareholders of COINTEL, who, as of the date of the signed agreement, owned an 83.36% equity interest in COINTEL executed an agreement to regulate certain corporate decisions such as the dividend policy or preferential rights held by some of them (members of the consortium, as defined in the Transfer Contract, and its affiliates) to provide goods and services under terms equal or more favorable than those offered by third parties. The Company made certain transactions with COINTEL shareholders and companies related thereto including the services rendered by TSA (the “operator”) and those rendered by third parties related to the shareholders of COINTEL (see note 15.4. ).

15.2.       COMMITMENTS RELATED TO TCP S.A.

In July 1999, the Company provided to the Argentine Government for the benefit to TCP S.A. performance guarantees under the PCS licenses obligations in the amounts of US$22.5 million individually and $45 million jointly with Telecom S.A. As informed by TCP S.A., the duties arising from its PCS licenses have been complied with. Although the CNC has finished the technical review of existing network, as of the date of issuance of these financial statements the file of this technical review was on the administrative course and as a result the Company is still subject to these guarantees. The outstanding performance guarantees denominated in foreign currency have been converted into pesos.

15.3. -       COMMIMENTS RELATED TO THE SALE OF THE EQUITY INTEREST IN TELINVER S.A.

As part of the sale transaction of Telinver S.A. described in note 17., the Company granted usual guarantees in this type of transactions to the TPI Group including the inexistence of liabilities or encumbrances not disclosed in Telinver S.A.’s financial statements as of the date of the transaction and the responsibility on legal, tax, and labor contingencies prior to the acquisition, among others.

In addition, the Company guarantees to the TPI Group, during a five-year term, that the price of the transaction will be adjusted in the event of changes in the economic and financial conditions of the telephone directory advertising exploitation and publishing agreement, as well as in the event that the Company is prohibited from rendering the service stipulated in the Offering Letter for the collection and billing through the telephone bill services.

As mentioned in the financial statements of Telinver S.A. as of September 30, 2005, on February 14, February 28, and June 14, 2002, the DGR (Buenos Aires Province tax authorities) issued three resolutions, whereby turnover tax ex-officio assessment and summary proceedings were filed against Telinver S.A. for the 1996, 1997, 1998, 1999, 2000 and 2001 (January through July) periods. The amounts claimed in those notifications are 4.4 million, 0.3 million, and 1.7 million, respectively, plus the interest provided in the Buenos Aires Province tax code. On January 22, 2004, Telinver S.A. filed an appeal with the Buenos Aires Province Administrative Tax Appellate Court.

On November 15, 2005, the Administrative Tax Appellate Court issued a ruling on the third resolution whereby it determined that Telinver S.A. should pay a total amount of 15 million on account of principal and interest. Telinver S.A. paid 2 million in principal claimed by the DGR as previous requirement to appeal the decision of the Administrative Tax Appellate Court before the contentious administrative courts. In addition, Telinver S.A. requested a precautionary measure based on the unconstitutional nature of the interest calculation method provided in the Buenos Aires Province Tax Code. Telinver S.A.’s legal counsel believes that there are sound arguments to be granted the precautionary measure. As of the date of issuance of these financial statements, such precautionary measure has not been issued.

On the progress of the case as of the date of issuance of these financial statements and although the final outcome is subject to the uncertainties inherent to any pending court judgment, to date there is an uncertainty on whether it will be probable that the Company be granted the economic benefits related to the sale in connection with the contingency mentioned herein and, therefore, 49 million were deferred until the uncertainty described is resolved (see note 2.3. m)).

15.4. OUTSTANDING BALANCES AND TRANSACTIONS WITH PARENT COMPANY AND RELATED COMPANIES

During the years ended December 31, 2005 and 2004, the following transactions were made with the indirect controlling shareholder of the Company and companies related to the parent in addition to that described in note 17.:

	December 31, 2005	December 31, 2004

	Income / (Loss)
Management Fee
Telefónica S.A. - Sucursal Argentina	(75)	(68)
Net income (loss) from goods and services
TCP S.A.	210	140
TDA S.A.	36	46
Telinver S.A.	14	15
Atento Argentina S.A. (“Atento”)	(16)	(20)
Telefónica Ingeniería de Seguridad S.A. (“TIS S.A.”)	(4)	(3)
Emergia Argentina S.A. (“Emergia”)	6	4
Telcel Venezuela (“Telcel”) (1)	6	-
C.P.T. Telefónica del Perú (“CPT”)	19	12
Compañía de Radiocomunicaciones Móviles S.A. (1)	41	-
Telefónica S.A. – Sucursal Argentina	(5)	(6)
Televisión Federal S.A. – TELEFE	(5)	(4)
Telefónica International Wholesale Services (“TIWS España”)	-	1
Telefónica International Wholesale Services América S.A.	1	1
Telefónica Investigación y Desarrollo S.A. (“TID S.A.”)	-	(1)
TSA	7	-
CTC Mundo S.A. (“CTC”)	(4)	-
Telefónica Gestión de Servicios Compartidos S.A. (“T-Gestiona S.A.”)	2	1
Terra Networks Argentina S.A. (“Terra S.A.”)	(1)	(1)
Pléyade S.A.	-	1
Telecomunicaciones de San Pablo S.A. (“Telesp”)	3	1
Atlántida Comunicaciones S.A. (“ATCO”)	1	-
Telefónica Servicios Audiovisuales	1	-
Communication Technologies Inc. (“CTI USA”) (3)	(1)	(1)

	311	186
Net loss on financial charges
TISA	(12)	(85)
TPI (2)	1	-

Telinver S.A.		5	-

		(6)	(85)

Sales of good and services
Telinver S.A.		(1)	-

		(1)	-
Purchases of good and services
TDA S.A.		7	7
Telefónica Soluciones S.A.		-	16
TIS S.A.		1	1

		8	24
(1) Company incorporated to the group in 2005.
(2) See note 17.
(3) Company belonging to the group until August 2005.

Balances of Telefónica with the Operator (TSA) and other COINTEL shareholders and related companies as of December 31, 2005 and 2004 are:

	December 31, 2005	December 31, 2004

ASSETS

Trade receivables

TCP S.A.	6	-
Telcel (3)	3	-
CTI USA (4)	-	7
T-Gestiona S.A.	4	5
TIWS España	1	1
TSA	6	-
Telinver S.A.	3	11
ATCO	3	-
Telesp	1	-
Emergia	4	-
CPT	3	9
Other	1	-

Total Trade receivables	35	33

Other receivables

TDA S.A.	9	18
Telinver S.A.	34	-
Telefónica Media Argentina S.A.	2	2
TISA	1	1
TPI	193	-
TPII	10	-
Atento	3	-
Other	1	-

Total Other receivables	253	21

TOTAL ASSETS	288	54

LIABILITIES

Trade payables

TSA	-	2
Telefónica S.A. – Sucursal Argentina (1)	80	70
CTC	8	3
Emergia	62	65
Compañía de Radiocomunicaciones Móviles S.A. (3)	16	-
Telefónica Servicios Audiovisuales	1	1
Televisión Federal S.A. – TELEFE	2	1
TIS S.A.	1	1
TCP S.A.	-	1
Telefónica DATA USA	-	1
Telefónica Soluciones S.A.	-	16
TID S.A.	4	4
Atento	3	-

Total Trade payables	177	165

Bank and financial payables
TISA (2)	38	478

Total Bank and financial payables	38	478

Other payables
TSA	10	11
Telefónica S.A. - Sucursal Argentina	1	2

Total Other payables	11	13

TOTAL LIABILITIES	226	656

(1)	Corresponding to liabilities related to management fee.
(2)	See note 13.
(3)	Company incorporated to the group in 2005.
(4)	Company belonging to the group until August 2005.

16.       RULES GOVERNING THE PROVISION OF BASIC TELEPHONE AND OTHER SERVICES

As from March 1992 and in compliance with its specific functions, the CNC, formerly known as National Telecommunications Commission (“CNT”), and the S.C. have regulated certain aspects related to the basic and international telephone services such as the procedure to make claims, contracting, billing and service quality, some of which have been the object of appeals by the Company.

In the context of the transition to competition in telecommunications, the PEN has issued the Decree No. 764/00 which repealed, among others, Resolutions No. 18,971/99 and No. 16,200/99 and approved the Universal Service Regulations to promote the access to telecommunications services by customers either located in high-cost access or maintenance areas, or with physical limitations or special social needs. Such Regulation effective from January 1, 2001, establishes that the deficit for the provision of these services by the Company will be through a “Universal Service Fund”, to be financed by all telecommunications providers (including the Company) through the payment of 1% of total revenues for telecommunications services net of any applicable tax and automatic deductions provided by the related regulation. As of the date of these financial statements, the S.C. has not yet ruled on the mechanism by which the Company should recover the cost incurred for rendering these services (see note 2.3. b).

The supply of telecommunications services is governed by the regulations that the National Legislative Power and the agencies under the PEN regulating such activities are empowered to issue. In addition, the Company is subject to the rules and regulations inherent to any business conducted at the National, Provincial and Municipal level according to the respective rules and regulations in each jurisdiction. In particular, telecommunications services are regulated by the S.C. and are supervised by the CNC subject to the involvement, in certain cases, of the National Commission for the Defense of Competition and the Under Secretary of Consumers’ Protection. The S.C. establishes the legal framework and the policies applicable. The CNC applies the legal framework and the policies and supervises the telecommunications industry. The National Commission for the Defense of Competition enforces and supervises the regulations related to competition issues and the Under Secretary of Consumers’ Protection applies and supervises regulations related to consumer protection.

Regulations governing the supply of telecommunications services enacted by the National Legislative Power as laws are enacted after the following process: submission of a bill, study and/or modification of such bill by the applicable legislative commissions, a favorable vote by both Houses of the National Congress and enactment of the bill into a law if no veto has been issued by the PEN. At present there are various legislative initiatives of proposed legislation, including:

•	bills aimed at regulating all public utilities, based on the definition of utilities proposed (which includes the activities subject to regulation carried out by the Company) and establishing the manner in which concessions are granted as well as the possibility of revoking such concessions, imposing regulations in the area of tariffs such as, for instance, the prohibition of automatic tariff adjustment, imposing an obligation to make investments as a condition to mantain the concession granted,

•	legislative bills aimed at regulating the utilities’ ability to discontinue the supply of services to customers in arrears,

•	legislative bills aimed at establishing new municipal taxes, among others.

One of the legislative bills aimed at establishing a National Regime of Utilities (the “Bill”), includes provisions related to the service delivered by private suppliers, always through concessions, licensing agreements or permits for specific terms and establishes that the assets assigned to the supply of the service must be transferred to the State upon the expiration of such term. At present, the Company renders its service under a perpetual license and has title to the assets assigned to the supply of the service.

Pursuant to the Memorandum of Understanding 2006, the PEN has undertaken to make efforts to establish in the future a stable legal framework allowing to regulate the activities in the sector. To that end, it shall send a bill of proposed legislation to the Legislative Power which shall include the following minimum contents:

•	Assurance of a stable and effective regulatory framework applicable to the industry;
•	Maintenance and assurance of legal stability for the benefit of service development;
•	Strengthening of the Nation's common welfare;
•	Assurance of adequate service supply;
•	Assurance of effective protection for the rights of users and consumers;
•	Incentives to the involvement of the private sector in telecommunications;
•	Promotion of a sustainable technological evolution in the sector with a view to fixed and wireless connectivity;
•	Development of the Argentine telecommunications industry;
•	Promotion of job creation;
•	Promotion of investment commitments that guarantee sustainable development in telecommunications infrastructures based on respect for the principle of technological freedom and;
•	Establishment of an equal treatment for all providers.

The Company is unable to foresee if, in the future, the legislative bills or other regulation to be proposed will be enacted into laws or if they will become part of the regulatory framework that governs the Company's activities. Nor can the Company foresee if the original version of the proposals mentioned and/or future projects shall be amended or not, or if there will be amendments that may have a lesser or greater impact on the conditions and the framework in which the Company currently operates.

The financial statements consider the effects derived, and foreseen by Management from the regulations enacted as of the date of issuance of these financial statements. The effects of any new regulation that may be issued will be considered when they effectively come into force and become a part of the regulatory framework applicable to the Company's activities.

17.       SALE OF THE COMPANY’S EQUITY INTEREST IN TELINVER S.A.

Capitalization of loans

As of December 31, 2004, Telinver S.A.'s current liabilities in foreign currency exceeded its current assets in foreign currency by approximately US$ 36.4 million, and, additionally, total liabilities exceeded total assets, thus, as of that date there was negative shareholders equity for 36 million.

On January 3, 2005, Telinver S.A. assigned to Telefónica, pursuant to three assignment agreements, an amount of US$ 39 million corresponding to Telinver S.A.’s total indebtedness to TISA, which in turn tendered its express consent to the assignments. In addition, pursuant to the agreements referred, Telefónica and TISA agreed to renegotiate the interest rate imposed on the indebtedness assigned. In consideration for the assignment, Telinver S.A. subscribed two loan agreements in Argentine Pesos for an amount of approximately 71 million and 45 million, respectively.

Subsequently, on February 14, 2005, Telinver S.A.'s Ordinary Shareholders' Meeting approved a capital increase of 71,519,163. The Company subscribed this increase through the capitalization of the first loan agreement mentioned in the previous paragraph. The remaining debt of 45 million as of the date of the capitalization mentioned in the above paragraph is to be repaid by Telinver S.A. in 8 semi-annuall installments and at an 11% annual nominal interest.

Disposal of Company’s interest in Telinver S.A.

On November 11, 2005, the Company sold 100% of its shares in Telinver S.A. and other related assets to TPI and TPII, which acquired 95% and 5% of the shares, respectively, Spanish companies members of the Telefónica Group and Companies affiliates. The transaction was approved by the Company’s Audit Committee prior to the discussion thereof by the Board of Directors. The Audit Committee concluded that the transaction, the conditions of which are summarized below, may be fairly considered as meeting the normal and usual market conditions:

Price: US$ 74 million (value of assets), from which the financial debt (net of treasury) and allowances are deducted for approximately US$ 7.5 million.

Term: the purchase price will be paid by TPI Group over a term of 2 years and 6 months as from the date of execution, plus an interest rate equivalent to 5.03% per annum. This payment is secured by two promissory notes issued by TPI and TPII.

Guarantees: the Company has granted the guarantees customary in these kinds of purchase and sale agreements (see note 15.3. )

Other contracts: before the sale of the shares, the Company and Telinver S.A. signed new agreements for the edition, publication, distribution and exploitation of the telephone directories and the provision of billing services on account and behalf of other parties. Both agreements have been implemented on the basis of the following conditions:

- Edition Agreement: the Company has entrusted Telinver S.A. with the edition, publication, distribution and advertising exploitation of the telephone directories. Under this agreement, the Company will receive compensation for the net revenues derived from advertising exploitation of the telephone directories and shall continue to be liable for the costs of the directories’ white-page section.

- Billing agreement on account and behalf of other parties: the Company will bill and collect on account and behalf of Telinver S.A. the sale of advertising space to the Company’s customers.

     The Company has recorded income from this transaction for 109 million disclosed in the Income statement under "Income/(loss) of discontinued operations”.

     As a result of this disposition, the Company has discontinued operations in the advertising exploitation business segment, as the Company continues only with the telecommunications segment. The following table illustrates the financial position, as of October 31, 2005 and December 31, 2004 and the net result and cash flows for the ten-month period ended October 31, 2005 and for the fiscal year ended December 31, 2004, in connection with the discontinued operations:

a) Balance sheet of discontinued operations:

	Oct-05 (2)		Dec-04

Current assets	85		90
Noncurrent assets	30		33

Total assets	115		123

Current liabilities	58		159
Noncurrent liabilities	28		-

Total liabilities	86		159

Shareholders’ equity	29	(1)	(36	)(1)

Total liabilities and shareholders’ equity	115		123

(1)	Includes gain/loss from intercompany transactions (see note 21.c).
(2)	Unaudited information.

b) Net results of discontinued operations:

	Oct-05 (2)		Dec-04

Net revenues	32		81
Cost of services provided	(15)		(47)
Administrative expenses	(10)		(13)
Selling expenses	(8)		(7)
Other expenses, net	1		(7)
Holding and financial income on assets	1		2
Holding and financial loss on liabilities	(6)		(16)

Net loss for the period	(5	)(1)	(7	)(1)

(1)	Includes gain/loss from intercompany transactions (see note 21.c).
(2)	Unaudited information.

c) Cash flows from discontinued operations:

	Oct-05 (2)	Dec-04

Cash and cash equivalents at beginning of year	18	14
Cash and cash equivalents at end of year	22	18

Increase in cash and cash equivalents	4	4

Total net cash flows provided by operating activities	14	17

Total net cash flows used in financing activities	(9)	(12)

Total net cash flows used in investing activities	(1)	(1)

Increase in cash and cash equivalents	4	4

(1)     Unaudited information.

18.       RESTRICTED ASSETS

Pledged shares of Intelsat

Under the agreement signed between the Company and Intelsat U.K., a company registered under the laws of England, the common shares held by the Company in Intelsat had been pledged as collateral for the payment of the obligations arising in relation to segment capacity utilized. In October 2004, the Shareholders’ Meeting of Intelsat Ltd. decided to sell 100% of its stock capital to “Zeus Holding Limited”, which came to an end on January 28, 2005. In consideration for this sale, the shareholders received, shortly after the transaction, US$ 18.75 per share. The Company recognized the effects of the sale of Intelsat in the current fiscal year, which did not have a significant impact on the Company’s results.

As of the date of issuance of these financial statements, the Company exchanged the guarantee of the pledge agreement mentioned above, for a guarantee in cash for an amount of US$ 0.66 million, which has been recorded under the caption Other receivables.

19.       ACCOUNTING PRINCIPLES APPLIED

These financial statements are presented on the basis of accounting principles generally accepted in Argentina approved by the CPCECABA, as adopted by the CNV. Certain accounting practices applied by the Company do not conform with generally accepted accounting principles in the United States of America. Accordingly, these financial statements are not intended to present the information on the Company’s financial position and the related results of its operations and cash flows in accordance with generally accepted accounting principles in the United States of America.

20.       INCENTIVE PLAN FOR EXECUTIVES WITH PAYMENT IN CASH

On August 8, 2005 the Company’s Board approved an Incentives Program to be paid to Executive officers in cash (the “Program”), designed by TSA at a global level and consisting in an incentive in cash payable at the end of the Program. The Program, which shall be in force from January 1, 2005 through December 31, 2007, provides the definitions and basis to select the executives who will participate, based on the criteria of contribution, strategic importance and personal performance.

The Company recognizes its obligation associated with the execution of the program in accordance with the straight line method over its term of duration, based on estimations on the level of achievement of the objectives set in the Program (see note 3.1. h)).

21.       OTHER FINANCIAL STATEMENT INFORMATION

The following tables present additional financial statement disclosures required under Argentine GAAP:

a)	Fixed assets

b)	Intangible assets

c)	Investments in shares, securities issued in series and holdings in other companies

d)	Other investments

e)	Allowances and accruals

f)	Cost of services provided

g)	Assets and liabilities in foreign currency

h)	Expenses incurred

a) Fixed assets

TELEFONICA DE ARGENTINA S.A.
AS OF DECEMBER 31, 2005
(amounts stated in millions of Argentine Pesos, restated as described in note 2.1.)

				Original value

Main account	Amounts at beginning of year	Discontinued operations (3)	Amounts at beginning of year of continuing activities	Increases	Net Retirements	Transfers	Amounts at the end of year

Land	117	(4)	113	-	-	-	113
Buildings	1,740	(17)	1,723	-	-	2	1,725
Switching equipment	4,149	-	4,149	-	(11)	54	4,192
Transmission equipment	3,890	-	3,890	1	(1)	168	4,058
Network installation	7,559	-	7,559	-	-	29	7,588
Telephones, switchboards and booths	626	-	626	28	(5)	11	660
Furniture, software and office
equipment	1,054	(31)	1,023	13	-	208	1,244
Automobiles	33	-	33	24	-	-	57
Work in process (1)	396	-	396	327	-	(413)	310
Materials (2)	87	-	87	73	(44)	(59)	57
Prepayments to vendors	12	-	12	7	-	-	19

Total	19,663	(52)	19,611	473	(61)	-	20,023

				Depreciaion

Main account	Amounts at beginning of year	Discontinued operations (3)	Amounts at beginning of year of continuing activities	Useful life (in years)	For the year	Retirements	Accumulated at the end of year	Net book value at the end of year

Land	-	-	-	-	-	-	-	113
Buildings	535	(10)	525	50	41	-	566	1,159
Switching equipment	3,557	-	3,557	10	205	(11)	3,751	441
Transmission equipment	2,770	-	2,770	10	277	(1)	3,046	1,012
Network installation	4,526	-	4,526	15	434	-	4,960	2,628
Telephones, switchboards and booths	621	-	621	5 – 7	11	(5)	627	33
Furniture, software and office
equipment	1,031	(30)	1,001	1 – 5	88	-	1,089	155
Automobiles	27	-	27	5	7	-	34	23
Work in process	-	-	-	-	-	-	-	310
Materials (2)	-	-	-	-	-	-	-	57
Prepayments to vendors	-	-	-	-	-	-	-	19

Total	13,067	(40)	13,027		1,063	(17)	14,073	5,950

(1)	Capitalized interests in work in process amount to 11 million. See note 2.3.g).
(2)	Net of 21 million of obsolescence allowance.
(3)	See note 17.

a) Fixed assets (Cont.)

TELEFONICA DE ARGENTINA S.A.
AS OF DECEMBER 31, 2004
(amounts stated in millions of Argentine Pesos, restated as described in note 2.1.)

				Original value

Main account	Amounts at beginning of year	Discontinued operations (4)	Amounts at beginning of year of continuing activities	Increases		Net Retirements	Transfers	Amounts at the end of year

Land	117	(4)	113	-		-	-	113
Buildings	1,740	(17)	1,723	-		-	-	1,723
Switching equipment	4,131	-	4,131	-		-	18	4,149
Transmission equipment	3,796	-	3,796	-		-	94	3,890
Network installation	7,543	-	7,543	-		(1)	17	7,559
Telephones, switchboards and booths	626	-	626	24		(32)	8	626
Furniture, software and office
equipment	1,033	(31)	1,002	3		-	18	1,023
Automobiles	27	-	27	6		-	-	33
Work in process (1)	215	-	215	293		-	(112)	396
Materials (3)	77	-	77	109	(2)	(56)	(43)	87
Prepayments to vendors	10	-	10	2		-	-	12

Total	19,315	(52)	19,263	437		(89)	-	19,611

				Depreciaion

Main account	Amounts at beginning of year	Discontinued operations (4)	Amounts at beginning of year of continuing activities	Useful life (in years)	For the year	Retirements	Accumulated at the end of year	Net book value at the end of year

Land	-	-	-	-	-	-	-	113
Buildings	495	(10)	485	50	40	-	525	1,198
Switching equipment	3,301	-	3,301	10	256	-	3,557	592
Transmission equipment	2,488	-	2,488	10	282	-	2,770	1,120
Network installation	4,091	-	4,091	15	436	(1)	4,526	3,033
Telephones, switchboards and booths	609	-	609	5	44	(32)	621	5
Furniture, software and office
equipment	964	(29)	935	1 – 3	66	-	1,001	22
Automobiles	25	-	25	5	2	-	27	6
Work in process	-	-	-	-	-	-	-	396
Materials (3)	-	-	-	-	-	-	-	87
Prepayments to vendors	-	-	-	-	-	-	-	12

Total	11,973	(39)	11,934		1,126	(33)	13,027	6,584

(1)	Capitalized interests in work in process amount to 8 million. See note 2.3.g).
(2)	Includes 9 million corresponding to assets transferred from inventories.
(3)	Net of 21 million of obsolescence allowance.
(4)	See note 17.

b) Intangible assets

TELEFONICA DE ARGENTINA S.A.
AS OF DECEMBER 31, 2005
(amounts stated in millions of Argentine Pesos, restated as described in note 2.1.)

			Original cost

Main account	At beginning of year	Discontinued operations (3)	Amounts at beginning of year of continuing activities	Net Retirements (1)	Increases	At the end of year

Licenses to use the logo and trademarks	50	(3)	47	(7)	-	40
Assignment of rights	22	(22)	-	-	-	-
No competition obligation	6	(5)	1	-	1	2
Deferred expenses	76	-	76	-	-	76
License (frequencies)	59	-	59	-	-	59

Total	213	(30)	183	(7)	1 (2)	177

			Amortization

Main account	At beginning of year	Discontinued operations (3)	Amounts at beginning of year of continuing activities	For the year	Retirements (1)	At the end Of year	Net book value

Licenses to use the logo and trademarks	19	(2)	17	3	(6)	14	26
Assignment of rights	16	(16)	-	-	-	-	-
No competition obligation	4	(4)	-	-	-	-	2
Deferred expenses	54	-	54	8	-	62	14
License (frequencies)	53	-	53	2	-	55	4

Total	146	(22)	124	13	(6)	131	46

(1)	See note 2.3.h).
(2)	Includes 1 million transferred from other receivables.
(3)	See note 17.

b) Intangible assets (Cont.)

TELEFONICA DE ARGENTINA S.A. AS OF DECEMBER 31, 2004

(amounts stated in millions of Argentine Pesos, restated as described in note 2.1. )

			Original cost

Main account	At beginning of year	Discontinued operations (1)	Amounts at beginning of year of continuing activities	Increases	At the end of year

Licenses to use the logo and trademarks	50	(3)	47	-	47
Assignment of rights	22	(22)	-	-	-
No competition obligation	5	(5)	-	1	1
Deferred expenses	75	-	75	1	76
License (frequencies)	59	-	59	-	59

Total	211	(30)	181	2	183

			Amortization

Main account	At beginning of year	Discontinued operations (1)	Amounts at beginning of year of continuing activities	For the year	At the end Of year	Net book value

Licenses to use the logo and trademarks	16	(2)	14	3	17	30
Assignment of rights	14	(14)	-	-	-	-
No competition obligation	3	(3)	-	-	-	1
Deferred expenses	45	-	45	9	54	22
License (frequencies)	51	-	51	2	53	6

Total	129	(19)	110	14	124	59

(1) See note 17.

c) Investments in shares, securities issued in series and holdings in other companies

TELEFONICA DE ARGENTINA S.A.
AS OF DECEMBER 31, 2005 AND 2004
(amounts stated in millions of Argentine Pesos)

			2005			2004

Name and features	Class of shares	Face value of shares	Number of shares or securities	Inflation adjusted cost	Book Value	Book Value

Current assets (1)

Government securities	-	US$1.0	9,011,821	-	25	-
Other investments	-	-	-	-	-	8

Total current					25	8

Noncurrent assets (2)

Subsidiaries and affiliates
E-Commerce Latina S.A. (3)	Common	$1.0	12,000	33	1	1

Total noncurrent					1	1

Total					26	9

(1)	See note 2.3.e).
(2)	See note 2.3.f) and 17.
(3)	Financial Statements as of September 30, 2005 approved by E-Commerce Latina S.A.'s Board of Directors on October 17, 2005, with auditor’s limited review report by Abelovich, Polano & Asociados dated October 17, 2005 with no observations.

d) Other investments

TELEFONICA DE ARGENTINA S.A.
AS OF DECEMBER 31, 2005 AND 2004
(amounts stated in millions of Argentine Pesos)

	Dec-05	Dec-04

Main account and features	Book value

Current investments:

Foreign currency deposits (note 21.g)	260	235
Local currency deposits	33	-
Mutual funds	23	-

Total	316	235

e) Allowance and accruals

TELEFONICA DE ARGENTINA S.A.

AS OF DECEMBER 31, 2005 AND 2004
(amounts stated in millions of Argentine Pesos)

				2005

Account	Balance at beginning of year	Discontinued operations (6)	Amounts at beginning of year of continuing activities	Increases		Transfers	Decreases		Balance at the end of year

Deducted from current assets:
For doubtful accounts	149	(6)	143	77	(1)	-	(83	)(2)	137
For impairment in value and slow turnover	3	-	3	-		-	(1)		2

	152	(6)	146	77		-	(84)		139
Deducted from noncurrent assets:
For doubtful accounts	10	(1)	9	4	(1)	-	(9	)(2)	4
For other receivables – Impairment of						-
Patriotic Bond	56	-	56	3	(3)		(59)		-
For other receivables – Deferred tax
assets (5)	26	(26)	-	-			-		-

	92	(27)	65	7		-	(68)		4

Total	244	(33)	211	84		-	(152)		143

Included in current liabilities:
Reserves	4	(4)	-	-		100	-		100

Included in noncurrent liabilities:
Allowance of deferred tax assets	474	-	474	-		-	(474	)(5)	-
Reserves	267	-	267	71		(100)	(35)		203

Total	745	(4)	741	71	(4)	-	(509)		303

			2004

Account	Balance at beginning of year	Discontinued operations (6)	Amounts at beginning of year of continuing activities	Increases		Decreases		Balance at the end of year

Deducted from current assets:
For doubtful accounts	216	(8)	208	60	(1)	(125	)(2)	143
For impairment in value and slow turnover	7	-	7	-		(4)		3

	223	(8)	215	60		(129)		146
Deducted from noncurrent assets:
For doubtful accounts	8	(1)	7	2	(1)	-		9
For other receivables – Impairment of
Patriotic Bond	60	-	60	-		(4)		56
For other receivables – Deferred tax
assets (5)	38	(38)	-	-		-		-

	106	(39)	67	2		(4)		65

Total	329	(47)	282	62		(133)		211

Included in current liabilities:
Reserves	3	(3)	-	-		-		-

Included in noncurrent liabilities:
Allowance of deferred tax assets	476	-	476	-		(2)		474
Reserves	219	-	219	121		(73)		267

Total	698	(3)	695	121	(4)	(73)		741

(1)	Included in selling expenses in the income statements.
(2)	In 2005 and 2004, includes 61 million and 85 million, respectively, for recovery of doubtful accounts.
(3)	In 2005, net of 2 million, disclosed under “Holding and financial income/(loss) on assets – Exchange differences” in the income statement.
(4)	In 2005 and 2004, includes 56 million and 99 million disclosed under “Other expenses, net” and 13 million and 22 million disclosed under “Holding and financial income/(loss) on liabilities”, respectively, in the income statements.
(5)	See note 2.3.k).
(6)	See note 17.

f) Cost of services provided

TELEFONICA DE ARGENTINA S.A.

AS OF DECEMBER 31, 2005 AND 2004
(amounts stated in millions of Argentine Pesos)

	December-05	December-04

Inventories at beginning of year	11	20

Inventories at beginning of year of discontinued operations	(3)	(3)

Purchases	13	14

Transfers (1)	-	(9)

Subtotal	21	22

Inventories at the end of year	(5)	(8)

Total (note 3.1.l)	16	14

(1) Assets transferred to fixed assets.

g) Assets and liabilities in foreign currency

TELEFONICA DE ARGENTINA S.A.
AS OF DECEMBER 31, 2005 AND 2004
(amounts stated in millions of Argentine Pesos)

		2005				2004

	Amount in units of foreign currency (1) (in millions)	Currency	Exchange rate	Book value in millions of pesos	Amount in units of foreign currency (1) (in millions)	Currency	Book value in millions of pesos

ASSETS
Current assets
Cash and Banks
Banks	4	US$	3.032000	13	-	US$	1

Investments
Foreign currency deposits	86	US$	3.032000	260	79	US$	235
Government securities	8	US$	3.032000	25	-	-	-
Other investments	-	-	-	-	3	US$	8

Trade receivables	7	US$	3.032000	21	10	US$	31
	2	SDR	4.333547	8	2	SDR	9
Other receivables
Related companies	3	US$	3.032000	9	3	US$	8
Financial prepayments	-	-	-	-	4	US$	10
Prepayment to vendors (2)	-	US$	3.032000	1	-	US$	1
	3	EURO	3.586900	11	3	EURO	12
Financial instruments	-	US$	3.032000	1	-	US$	1
Other	1	US$	3.032000	2	-	-	-

Total current assets				351			316

Noncurrent assets

Other receivables
Patriotic Bond	-	-	-	-	10	US$	28
Financial instruments	-	US$	3.032000	1	1	US$	3
Related companies	67	US$	3.032000	203	-	-	-
Other	1	US$	3.032000	2	-	-	-

Total noncurrent assets				206			31

Total assets				557			347

LIABILITIES
Current liabilities
Trade payables	32	US$	3.032000	97	38	US$	114
	2	SDR	4.333547	8	1	SDR	4
	3	EURO	3.586900	10	2	EURO	8

Bank and financial payables	99	US$	3.032000	301	203	US$	604
	2	EURO	3.586900	7	2	EURO	8
	1,096		¥0.025751	28	1,103		¥32
Other payables
Related companies	-	US$	3.032000	1	-	-	-
	3	EURO	3.586900	10	3	EURO	12
Financial instruments	4	US$	3.032000	12	3	US$	10

Total current liabilities				474			792

Noncurrent liabilities
Trade payables	1	US$	3.032000	2	-	-	-

Bank and financial payables	665	US$	3.032000	2,016	738	US$	2,199
	15	EURO	3.586900	55	17	EURO	70
	4,667		¥0.025751	120	5,704		¥166

Other payables
Financial instruments	6	US$	3.032000	17	1	US$	4

Total noncurrent liabilities				2,210			2,439

Total liabilities				2,684			3,231

(1)	Includes figures less than 1 million in foreign currency.
(2)	Includes 12 million, in 2005 and 2004, respectively, corresponding to prepayment to vendors for purchases of fixed assets (see note 21.a).

US$:	US dollars	¥:	Yens
EURO:	European Currency	SDR:	Special Drawing Rights

h) Expenses incurred

TELEFONICA DE ARGENTINA S.A.

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2005 AND 2004

(amounts stated in millions of Argentine Pesos)

			2005			2004

ACCOUNT	OPERATING EXPENSES	ADMINISTRATIVE EXPENSES	SELLING EXPENSES	OTHER EXPENSES, NET	TOTAL	TOTAL

Salaries and social security taxes	330	57	60	-	447	393
Other payroll expenses	3	5	1	-	9	8
Fixed assets depreciation	941	104	18	-	1,063	1,126
Fees and payments for services	380	158	70	-	608	517
Advertising	-	-	75	-	75	63
Directors’ and statutory auditors’ payments	-	5	-	-	5	6
Insurance	-	13	-	-	13	12
Material consumption and other expenditures	49	8	9	-	66	71
Management fee	67	8	-	-	75	68
Transportation	23	-	2	-	25	17
Taxes	44	1	155	-	200	60
Rentals	25	3	1	-	29	38
Commissions	-	-	25	-	25	22
Allowance for doubtful accounts	-	-	81	-	81	62
Recovery of doubtful accounts (1)	-	-	(75)	-	(75)	(105)
Tax on bank account credits and debits	-	32	-	-	32	32
Intangible assets amortization (2)	5	-	-	-	5	5
Employee terminations	-	-	-	13	13	37
Other	-	-	-	51	51	93

Total 2005	1,867	394	422	64	2,747

Total 2004	1,888	323	184	130		2,525

(1)	In 2005 and 2004, includes 14 million and 20 million corresponding to collections from customers written off as of December 31, 2004 and 2003, respectively.
(2)	In 2005 and 2004, not including 8 million and 9 million, respectively, corresponding to depreciation of deferred expenses, which are disclosed under “Other Holding and Financial income/(loss) on liabilities” in the income statements.

Item 4

Operating and Financial Review and Prospects

Telefónica de Argentina S.A.

Operating and Financial Review and Prospects

     The following discussion should be read together with the financial statements of Telefónica de Argentina S.A. (the “Company” or “Telefónica”) for the fiscal years ended December 31, 2005 and 2004. Those financial statements have been prepared in accordance with accounting principles generally accepted in Argentina approved by the Professional Council of Economic Sciences of the City of Buenos Aires (“CPCECABA”), as adopted by the National Securities Commission (“CNV”) (“Argentine GAAP”), which differ in certain respects from U.S. generally accepted accounting principles (see notes 2.1. and 19. to the financial statements).

     Until September 30, 2005, the Company filed consolidated financial statements with its subsidiary Telinver S.A. As from December 31, 2005, and as a consequence of the disposition of the Company's equity interest in Telinver S.A. described in note 17, the Company no longer files consolidated financial statements. In addition, the assets and liabilities of Telinver as of December 31, 2004, and revenue, costs and expenses, and cash flows for the years ended December 31, 2005 and 2004, have been excluded from the respective captions in the accompanying balance sheet as of December 31, 2004, and income statements and statements of cash flows for the years ended December 31, 2005 and 2004, and have been reported separately in such financial statements as of those dates, under Discontinued Operations (see note 17. to the financial statements).

Critical Accounting Policies

     This information summary is based upon the Company’s financial statements, which have been prepared in accordance with Argentine GAAP.

     The Company believes the following represents its critical accounting policies. The Company’s accounting policies are more fully described in Notes 2. and 13. to the financial statements. The most critical accounting policies adopted in preparing the financial statements according to accounting principles generally accepted in Argentina relate to:

  the depreciable lives for each category of fixed assets. The Company believes that the accounting estimate related to the establishment of asset depreciable lives is a “critical accounting estimate” because: (1) it requires Management to make estimates about technology evolution and competitive uses of assets, and (2) the impact of changes in these estimates could be material to its financial position, as well as its results of operations. Company’s Management estimates about technology and its future development require significant judgment because the impacts of technology advances are difficult to predict;

  the evaluation of fixed assets and limited life intangible assets for impairment whenever indicators of impairment exist. Argentine GAAP require that the recorded value of assets be evaluated for impairment against its recoverable value, which for a prolonged lived asset is generally defined as its economic use value. According to those accounting standards, if an impairment indicator is present, the Company must assess whether the carrying amount of the assets is recoverable, estimating the amount of discounted cash flows (future inflows of funds minus future outflows of funds discounted at a rate that reflects the time value of money and the risks specifically inherent in the asset) and before financial charges and income tax. If the amount recorded exceeds the recoverable amount, an adjustment charge is to be recognized based on the fair value of the asset. As a consequence of the unification of accounting standards as described in Note 2.2. to the Company’s financial statements, the method applicable to the assessment of recoverability is the discounted cash flows method. The Company believes that the accounting estimate related to asset impairment is a “critical accounting estimate” because: (1) it requires Management to make estimates about future revenues and costs over the life of the asset; and (2) the impact of recognizing an impairment could be material to its financial position, as well as its results of operations.
  Company Management’s estimates about future revenues require significant judgment because actual revenues have fluctuated in the past and may continue to do so especially due to the pending tariff renegotiation.

  In estimating future revenues, the Company mainly uses its internal business forecasts and additionally any current information they may have regarding changes in significant variables affecting such forecasts. The Company develops its forecasts based on recent revenue data for existing products and services, planned timing of new products and services, estimates of tariff increases and other industry and macroeconomic factors.

  Fixed assets have been valued based on their recoverable value on the basis of the Company Management’s best estimate of future discounted cash flows of its telecommunications business, considering current information and future telephone service rates estimates. The Company has monitored the evolution of the macroeconomic variables that affect its business and, from time to time, it has adjusted its projections based on the latest trends. As explained in note 1. to the financial statements, the main macroeconomic variables have shown relative stabilization. In the opinion of the Company’s Management, based on the preparation of projections based on such trends and the consideration of operating strategies available for these scenarios, the Company will obtain future cash flows enough to recover the balances corresponding to its fixed assets. Notwithstanding the foregoing, as explained in note 10.1. to the financial statements, the Company will continue to monitor the projected situation and will assess the effect of any new future developments.

  the creation of reserves for contingencies assessed as likely by the Company’s Management, based on its estimates and in the opinion of its legal counsel (see note 11. to the financial statements).

  the Company’s Management assesses the recoverability of deferred tax assets based on estimates. The recoverability of deferred tax assets ultimately depends on the Company’s ability to generate enough taxable income during the periods in which the temporary differences are expected to be deductible. In making its assessment, the Company’s Management considers the reversal time period of deferred tax liabilities, projected taxable income and tax planning strategies. This assessment is based on a series of internal projections which are updated to reflect the trends. In accordance with accounting principles in force, the Company must recognize deferred tax assets when future deductibility is likely. As of December 31, 2005, on the basis of the information and projections available as of that date and considering the reversal of deferred tax assets and liabilities and the variables having an impact on future taxable income, including the renegotiation of the Argentine debt, the evolution of the balance of tax loss carryforwards for the past three years, the stability and predictability in relation to the exchange rate and inflation for the next two years, as well as a reduction in foreign-denominated indebtedness, the Company considers that the balance of net deferred tax assets is likely to be recovered (see note 2.4. to the Company’s financial statements).

  the creation of allowances, amounting to 141 million set up to cover doubtful accounts based on the Company’s estimates regarding the terms and conditions of their potential future collection; and

  the Company’s Management has made certain assumptions with respect to debt obligations, tax credits and accounts receivable with all levels of the Argentine Government (federal, provincial and municipal governments and governmental agencies) that they will be honored either through collection or by delivery of alternative instruments, or by set off against taxes owed or future taxes payable.

     The preparation of financial statements in accordance with Argentine GAAP requires the Company’s Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of issuance of these financial statements and the reported amounts of revenues and expenses during the year being reported. Final results may differ from those estimated by the Company’s Management. See notes 2.3. g, 2.3. k, 2.4. , 10., 13. and 16. to the Company’s financial statements.

     Among others, these financial statements reflect the effects derived from economic and exchange regulations known as of the date of issuance of such financial statements. All of Company Management’s estimates have been prepared taking such effects into consideration. The effects of any additional action that the Argentine Government may undertake in the future will be recognized in the financial statements in the moment that Management becomes aware of them.

Overview

     Some of the more significant influences that have historically affected, and that continue to affect the Company's business and its results of operations are:

•	the manner in which the Argentine Government has managed the Argentine economy and directed exchange, monetary and fiscal policies, including the manner in which it has attempted to restrain Argentine inflation;

•	the regulated nature of the Argentine telecommunications market, including a framework of decrees of the National Executive Power (“PEN”) and various resolutions that the Telecommunications Regulatory Authority has adopted that impact the management and performance of the Company’s business and;

•	the long-term strategic vision of the Company, which has guided the various steps that it has taken over the years to improve profitability and to expand and modernize its operations and prepare itself for the competitive environment.

Evolution of the current macroeconomic situation and financial system in Argentina

     After the 2001-2002 crisis, political uncertainty lost intensity, a circumstance that contributed to a partial restoration of the institutional balance. Néstor Kirchner, of the Justicialist Party ("PJ") took office as President of Argentina on May 25, 2003, and in the second half of 2003, authorities were elected for executive and legislative offices. The PJ not only gained control of most of the provincial governorships but also obtained absolute majority in both Houses of the Argentine Congress.

     In the recent legislative elections of October, the PJ retained its dominant position in both Houses of Congress; however, the internal fragmentation within the party has forced the official wing called Frente para la Victoria (“FV”) to depend on the will of the rest of the PJ, in particular in the Lower House, where the official wing holds 107 seats, while the required quorum for holding sessions is 129.

     As far as the renegotiation of the defaulted sovereign debt is concerned, the Government presented, on March 18, 2005 the outcome of the exchange process that concluded on February 25, 2005. The acceptance rate was 76.15% even though the Government’s expected level had been, at minimum, a two-thirds acceptance level and the international financial community demanded a minimum of 80%. As a result, Argentina’s total sovereign debt decreased from US$ 189.8 billion to US$ 126.5 billion (equivalent to 77% of Gross Domestic Product (“GDP”), according to the official figures). Anyway this level of indebtedness is still above the one prevailing as of December 2001, but the terms have been considerably extended and the amounts corresponding to the service of the debt are also lower.

     On December 15, 2005, President Kirchner announced the pre-settlement of the debt owed to the International Monetary Fund (“IMF”); to such end, about US$ 9.5 billion were disbursed on January 3, 2006. Consequently, the Government applied to this disbursement all the “unrestricted” reserves (those exceeding the support to the monetary base); such resources would be reinforced by several domestic and foreign financing sources such as founds from Argentine Treasury, loans granted by the Government of Venezuela and other. In addition, the financial imbalance of the Central Bank's reserves was compensated through the issuance of non-transferable US dollars-denominated securities. This measure entails for further improvements in Argentina's fiscal and monetary discipline since in the event of smaller reserves (even though temporary), the confidence in the system tends to deteriorate. However, the excess in US dollars demand is precise, while the excess in the supply of US dollars is a structural reality.

     Economic activity continues recovering at a fast pace. The GDP (measured in real terms) increased to 8.8% in 2003 and 9% in 2004, while it grew by 9.2% in the first eleven months of 2005, reaching absolute values higher that the one for 1998. The country’s annualized inflation rate continues in 2-digit; in 2005, retail prices accumulated a 12.3% increase (higher than for the same period of 2003 and 2004) while wholesale prices accumulated a 10.7% increase in the same period. In 2004, the Consumer Price Index (“CPI”) increased 6.1% and the Wholesale Price Index (“WPI”) increased by 7.9% .

     The employment continues to improve. The unemployment rate was 11.1% in the third quarter of 2005 falling down from levels of over 20% as presented during the worst periods of the Argentine crisis 2001-2002. But the increase in the activity rate, i.e., the population that enters the labor market looking for a job, is the main reason for the deceleration in the declining trend that has been shown by the unemployment rate. In contrast, the social situation does not show significant improvements compared to the economic activity. Poverty still stands at very high levels close to 38.5% of population and indigence represents the 13.6% of population. In addition, the work of non-registered employees continuous being high and both unemployment and public insecurity are the main demands of the society.

     As far as the main financial variables are concerned, the situation seems stabilized. The dollar exchange rate fluctuates from $3.00 to $3.05 per US dollar. Capital flight is not significant and controls on speculative capital have been established. The Merval index closed December 31, 2005 above 1,500 points. Interest rates are still low, even with negative values in real terms. The excess liquidity resulting from the increase in deposits and the gradual pace in the expansion of loans generates low needs of funding in the local financial system. Still, money supply margins are reduced and a tightening in monetary policy should be the most probable future scenario.

     The perspectives for the next months indicate that economic activity will continue increasing though at a slower pace than in the last quarters, affected by the restrictions on installed capacity and the energy crisis. Regarding the price scenario, the retail inflation rate would reach 2-digit annualized levels and the wholesale inflation rate will continue to be influenced by the change in the international price of oil and the rest of the relevant commodities. In turn, the employment rate will continue to improve although it is not expected to experience the high employment-product elasticity recorded in the 2002-2004 period. Therefore, the unemployment rate will probably record annual slight declines.

      In the financial markets the Peso is expected to maintain its appreciation against the US dollar, while interest rates will tend to increase slightly, following increases in international rates. Both the variable and fixed income market would range according to with the volatility that implies the sustainability of public and external accounts, as well as the conditions of the World economy, in order to satisfy funding needs for the rest of the 2006-2007 period.

     The following table sets forth rates of inflation, as measured by the Argentine WPI and the rate of real growth of Argentine GDP for the periods shown:

	December 31,

	2005	2004

WPI (% change) (1)	10.7	7.9
(1)	Price index figures are for the fiscal years ended December 31, 2005 and 2004.

	December 31,

	2005(3)	2004(2)

GDP (annual % change)	9.1	9.0
(2)	Official data.
(3)	Projection estimated by the Company.

Telecommunication rate regulations

     Decree No. 764/00, issued to de-regulate telecommunications services, sets forth that providers may freely establish the tariffs and/or the prices of the services supplied to objective categories of clients, which must be applied non-discriminatorily. However, if there were no effective competition, as it is the case with the services that generate a substantial part of the Company’s income, historical providers shall respect the maximum tariffs laid down in the General Tariff Structure. Below the values established in such tariff structure, these providers may establish their tariffs freely. To determine the existence of effective competition, the historical providers shall demonstrate that another or other providers of the same service have obtained 20% of the total revenue for such service in the local area of the Basic Telephony Service involved. Additionally, in the case of national and international long distance services, effective competition shall be deemed to exist when customers in the area are able to choose through out the dialing selection method among more than two service providers offering more than one destination.

     In 2000, the Company filed a request to the effect that effective competition be officially acknowledged in the Buenos Aires Multiple Area (“AMBA”). Pursuant to Resolution SC No. 304/03, the Secretary of Communications (“S.C”). established that the Company should readjust the presentations submitted, supplying additional information. The Company has complied with this request and no resolution has yet been made in the case.

     For the areas and services for which effective competition has not been declared to exist, tariff agreements established that the maximum tariff per pulse should be expressed in US dollars in addition to a right for the Company to choose whether to adjust such tariff from April 1 to October 1 of each year based on the variation in the Consumer Price Index of the United States of America. However, the Public Emergency and Exchange System Reform Law No. 25,561, dated January 6, 2002, provided that in the agreements executed by the Federal Administration under public law regulations, including public works and utilities, indexation clauses based on foreign countries’ price indexes and any other indexation mechanisms are annulled. Law No. 25,561 also established that the prices and tariffs resulting from such clauses are denominated in Pesos at the $1 to US$ 1 exchange rate. Furthermore, this law authorized the PEN to renegotiate the above contracts taking into account the following criteria in relation to public utilities: (a) the impact of tariffs on the competitiveness of the economy and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the systems comprised; and (e) the profitability of the companies.

     The PEN, by means of Decree No. 293/02, entrusted the Economy Ministry with the renegotiation of such agreements, including agreements that govern the provision of basic (fixed) telephony services. Decree No. 311/03 created a Renegotiation and Analysis of Public Utilities Agreements Unit (“UNIREN”), which shall be headed by the Ministers of Economy and Production, National Planning, Public Investment and Services. The UNIREN is in charge of pursuing the renegotiation process.

     Decree No. 120/03 authorized the Argentine Government to provide for interim tariff reviews or adjustments as may be deemed necessary or convenient for the purpose of ensuring the continued availability, safety and quality of services provided to users under these contracts until the conclusion of the renegotiation process.

     Law No. 25,790 sets forth that the term to renegotiate the agreements for public works and utilities is to be extended until December 31, 2004, term that has been extended until December 31, 2005 pursuant to Law No. 25,972 and again until December 31, 2006 pursuant to Law No. 26,077. The PEN is responsible for submitting the renegotiation proposals to National Congress, which have to communicate its decision within a period of 60 running days counted from the date of reception of the proposal. In the event that the above-mentioned period expires without National Congress having reached a solution, the proposal is deemed accepted. If the proposal is rejected, the PEN should resume the process to renegotiate the respective agreement. This rule establishes that the decisions adopted by the PEN in this renegotiation process not be limited to, or subject to, the stipulations contained in the before mentioned regulatory frameworks currently governing the concession or licensing agreements for the respective public utilities. Renegotiation agreements may cover partial aspects of concession or licensing agreements, contain formulas to adjust such agreements or temporarily amend them and include the possibility of agreeing upon periodical reviews, as well as the establishment of conditions that must be met by the quality parameters applied to services. If there were temporary amendments, they should be taken into consideration in the terms of the final agreements reached with concessionaires or licensees. The legal provisions do not authorize public utilities contractors or concessionaires to suspend or alter compliance with their duties.

     Pursuant to Resolution No. 72/03, in February 2003, the Ministry of Economy approved the methodology to calculate and transfer to the Company’s customers the impact of tax on bank account transactions introduced by Law No. 25,413 paid by the Company as from the date of effectiveness of such resolution. Resolution No. 72/03 explicitly mentions the Transfer Contract as base to approve such method. In conformity with Resolution No. 72/03, any tax paid before such date is included in the contractual renegotiation required by the Public Emergency Law.

     Under the legal framework described, on May 20, 2004, the Company, Telecom Argentina S.A. (“Telecom S.A.”) and the Argentine Government signed a Memorandum of Understanding (the “Memorandum of Understanding”) pursuant to which they agreed to maintain the General Tariff Structure currently in force for the Basic Telephony Service until December 31, 2004, without waiving the Company’s rights. The parties also ratified their intent to reach a final contractual renegotiation before December 31, 2004, which finally did not happen. In addition, pursuant to the provisions of the Transfer Contract, they agreed that any new tax or charge, or any variation in those currently in force, subject to the control of Regulatory Authorities as established in sub-sections a), c) and d) under paragraph 12.15 of the List of Conditions, shall be broken down in the bills issued to customers for services in the jurisdictions levied with the respective tax or charge.

     With the objective of establishing mechanisms to enhance access to telecommunications services, in the Memorandum of Understanding, an agreement was reached to implement the measures necessary to develop the following services:

a)       Virtual telephony cards for the beneficiaries of the Head of Household Plan and for pensioners who do not have a telephone line and who meet the eligibility requirements set forth in the respective resolution.

b)       Internet access service in all its provincial centers at discount prices.

c)       Addition of the Heads of Household who own a telephone line and meet the respective eligibility requirements for registration, to be registered for the Program “Retirees, Pensioners and Low-Consumption Households”.

     As stated in this Memorandum of Understanding, the S.C. issued Resolutions No. 261, No. 272 and No. 73, dated November 12, 2004, November 23, 2004, and March 31, 2005, respectively.

     Resolution No. 261 approved the Company's promotional offer to provide dial-up Internet access service as described in sub-paragraph b) at lower prices to customers in urban areas located more than thirty (30) kilometers away from the Company's current hubs for the supply of 0610 Internet access service, in order to increase the number of areas that will have access to this service and based on discounts granted over telephone rates.

     Pursuant to Resolution No. 272, the S.C. accepted the Company's proposal to implement the "Virtual Telephony" service for the beneficiaries of the Head of Household Plan mentioned in sub-paragraph a), consisting in the Value Added Voice Messaging Service, with a related telephone number, that allows users to receive and store messages, available in the Buenos Aires Multiple Area, La Plata, Mar del Plata, Mendoza, Bahía Blanca and Neuquén.

     Pursuant to Resolution No. 73, dated March 31, 2005 and the clarifying Resolution No. 149 dated June 21, 2005, the Company and Telecom S.A. were instructed to include the beneficiaries of the Head of Household Plan who already own a telephone line in the customer category “Retirees, Pensioners and Low-Consumption Households” as long as they meet the respective requirements for such category. For that purpose, the Company is under the obligation to request the National Social Security Authorities (Anses) to supply it with the National Register of Beneficiaries of the Head of Household Plan.

     In the opinion of the Company's Management, the application of the issues mentioned in sub-paragraphs a), b) and c) will not have a significant impact on the Company's future results.

     The deep changes in the Argentine economic model experienced since early 2002 and the current legislative framework (Emergency Law) are to be considered extraordinary events that significantly altered the economic and financial equation and the regime applicable to the industry, therefore allowing the renegotiation of the agreement to adapt it to the new situation, in full compliance with the principles established in the List of Conditions and the Transfer Contract, in order to maintain a regular, continuous and efficient supply of telephony services. The Transfer Contract contemplates the possibility of automatically adjusting the tariffs in the case of extraordinary and unforeseen events thereby defined or government actions or decisions that significantly affect the Transfer Contract’s original financial equation. The Transfer Contract also establishes a compensation on the part of the Argentine Government when there are extraordinary events, including actions and decisions of the Argentine Government such as a freezing on tariffs or price controls, as well as the procedures to be followed to collect such compensation.

     The Company filed the information required by the Argentine Government and it proposed to reestablish the tariff regime stipulated in the Transfer Contract, which contemplates Peso-denominated tariffs whose intangibility is safeguarded by the application of the monthly Consumer Price Index in Argentina or, if there were significant differences between this index and the variation of the US dollar, by the result obtained from the application of a polynomial formula that considers 40% of the monthly variation of the price of the US dollar and 60% of the variation of the monthly Consumer Price Index in Argentina, which had been annulled with the enactment of the Convertibility Law and the issuance of Decree No. 2,585/91. The Company proposed different alternatives to achieve such objective, especially to handle the transition from current tariffs to those resulting from the application of the Transfer Contract.

     In the Memorandum of Understanding 2006, the parties agree to comply with and maintain the legal conditions provided in the Transfer Contract and regulations effective to date. Thirty days after the public hearing to be summoned by the UNIREN to discuss the Memorandum of Understanding 2006, both the Company and its shareholders should suspend for 210 working days all the claims, remedies, and lawsuits filed or in progress both before administrative, arbitral or any other court in Argentina or abroad, based on or related to the events occurred or measures taken as a result of the emergency situation under Law No. 25,561 regarding the Company’s license and Transfer Contract.

     The Memorandum of Understanding 2006 provides that, in order to ensure the necessary foreseeability in the telecommunications sector and considering the telecommunications expertise and experience contributed by sector companies, the PEN committed its efforts to consolidating an adequate and consistent regulatory framework which, based on the legal and technical aspects of the industry, supplements and strengthens the regulations applicable to the sector.

     In the opinion of Company’s Management and its legal advisors, under the general principles of administrative law applicable to the Bidding Terms and Conditions and the Transfer Contract, the future rates should be set at levels sufficient to cover the cost of the service in order to preserve regular, uninterrupted and efficient provision of the public telephony utility service. It is possible that, over time, such rates schedule would not maintain the rate values in US dollars or in constant pesos in relation to any future rise in the general price level. If a future regulatory framework did not provide for the rates to change at a pace allowing balancing the economic and financial equation that the Bidding Terms and Conditions and the Transfer Contract intended to preserve, such rate schedule could have an adverse impact on the Company’s financial position and future results of operations. As of the date of issuance of these financial statements, Company’s Management cannot predict the eventual outcome of the renegotiation pursuant to Public Emergency Law or the rates system that will apply in future or when it will be implemented.

Taxes

     Turnover Tax: the rate of the tax on gross revenues depends on the jurisdiction in which revenue is generated and ranges from 2% to 6%. By its Resolution No. 2,345/94, the National Telecommunications Commission (“CNT”) required to the Company, based on clause 16.9.3 of the Transfer Contract, to pass through to consumers the turnover tax rate reduction enforced by the City of Buenos Aires effective 1991. While the Company met the requirement contained in the resolution by depositing in a special bank account $5.2 million relating to excess amounts purportedly collected and applying the required rate reduction, it also filed a motion for reconsideration and an appeal in the alternative against that resolution. The CNT rejected the remedy sought by the Company in Resolution No. 1,513/95, as did the ME y OSP through its Resolution No. 139, of which the Company was formally notified on January 30, 1996. On February 14, 1996, the CNT issued Resolution No. 86/96, which provided that, in the first billing falling due on or after April 1, 1996, the Company should refund to owners of telephone lines in the City of Buenos Aires approximately $8 million in principal and $17.5 million in interest. While the Company has complied with the requirement, it still believes that the procedure that the CNT used to calculate the refundable capital and interest can be questioned and has filed a motion for reconsideration and an Ancillary Appeal requesting that Resolution No. 86/96 be revoked. The National Communications Commission (“CNC”) replied to the formal notice and attached thereto a certified copy of CNC Resolution No. 84/99, which dismissed the request for reconsideration of Resolution No. 86/96 made by the Company at the time. In view of this situation, the judge hearing the constitutional protection action declared a nonsuit and ruled that the Company should bear court costs and expenses and fees of legal counsel.

     Subsequently, through Resolution No. 4,583/99, the S.C. dismissed the Ancillary Appeal against Resolution No. 86/96 that the Company had filed. The Company then filed a motion for reconsideration against Resolution SC No. 4,583/99, the outcome of which is pending.

     Additionally, the Company calculates the Tax on minimum presumed income. This tax will be in effect for ten fiscal years and is supplementary to Income tax, because while the latter is levied on the year’s taxable income, minimum presumed income tax is a tax floor, calculated on the potential income from certain productive assets at a rate of 1%, with the effect that the Company’s tax liabilities are the higher of these two taxes. However, should minimum presumed income tax be higher than Income tax in any given fiscal year, the excess may be considered a prepayment on account of any excess of Income tax over minimum presumed income tax that may arise in any of the four subsequent fiscal years.

     Valued Added Tax: VAT does not have a direct impact on the results of operations of the Company. VAT rates for revenues are 21%, 27%, 40.5% and 44.1%, depending on the type and tax situation of the customer. The weighted average rate for current customers is between 24% and 26% of revenues. Beginning April 1, 1995, banks must withhold, on behalf of the Argentine Government, 8% of revenues on the bills they collect on behalf of the Company. VAT actually deposited by the Company is the net amount resulting from the amount billed to customers minus the sum of the amounts withheld by banks and the amounts charged to the Company by its suppliers in connection with the purchase of goods and services.

     Other Taxes: The tax assessed on the Company to finance the activities of the Regulatory Authority is levied on total monthly revenues from the Company for the provision of telecommunications services, net of any applicable tax on the revenues.

     Decree No. 764/2000 approved the Rules for Universal Service Regulation, which provide a subsidy mechanism for certain customer categories and zones considered to be relatively high-cost as to the provision of basic telephonic service, financed with a special contribution called the “investment contribution commitment” equal to 1% of the revenues received from the provision of telecommunications services, net of any applicable tax and automatic deductions provided by the related regulation.

Tax Reform:

     The National Congress and PEN, in the exercise of the powers thereto delegated, passed a tax reform law that introduced the following amendments:

Income tax

     Law No. 25,784, in effect for fiscal years current as of October 22, 2003 modifies aspects related to transfer pricing, accrual of expenses by companies residing in Argentina that benefit related companies residing abroad, “thin capitalization” rules and aspects related to payments of interests to foreign beneficiaries.

     Decree No. 916/04 regulated Law No. 25,784 in the aspects related to transfer pricing of international transactions and the rules on exiguous capitalization. Concerning the latter, the new regulations establish that interest paid to related companies will be treated as dividends in the proportion in which the liabilities from financial transactions or other transactions assimilated with those entities is two times higher than the net shareholders’ equity as shown in the company’s balance sheet. The regulations define debts with related companies that are subject to the above mentioned treatment, including the cases in which the creditor is resident of countries that have executed agreements with Argentina to avoid international double taxation.

      VAT

     Law No. 25,865, published in the Official Bulletin (Argentine Government daily publishing enacted acts, decrees, administrative orders, as well as resolutions of federal government and municipal agencies, and judicial documents requiring publication, etc. Under Argentine law, legal provision become effective and binding once they have been published in this Bulletin for some specified time as provided by the related statute) on January 19, 2004 amended the regulations applicable to VAT and the Simplified Scheme for Small Taxpayers (Monotributo), which introduces, among others the following amendments: a) the category known as “unregistered liable parties” for VAT purposes to be eliminated; and b) regarding telecommunication services billed to persons under the Simplified Scheme, the tax increase is not included in the bill.

     Pursuant to Decree No. 806/04, this law shall come on July 1, 2004. AFIP (Federal Public Revenues Administration) regulated the above mentioned rules and the re-registration of taxpayers under General Resolutions No. 1,695, 1,697 and 1,699.

     Under General Resolution No. 1,730, the AFIP reduced, with respect to transactions closed as from September 16, 2004, the withholding rates applicable under General Resolution No. 3,337 of the DGI from 5% to 3% and from 2.5% to 1.5%, and increasing from $426 to $710 and from $852 to $1,420, respectively, the limit for applying the withholding.

      Social security contributions

     Decree No. 491/04 published in the Official Bulletin on April 22, 2004 ordered a gradual increase in the maximum computable compensation for purposes of determining social security contributions, increasing it to $6,000 with respect to contributions accrued until September 30, 2004; to $8,000 from October 1, 2004 to March 31, 2005; to $10,000 from April 1, 2005 to September 30, 2005, and the elimination of such ceiling as from October 1, 2005.

      Royalties to be paid to municipalities for public space occupancy

     In May 2004, the lower House of the National Congress has passed a bill to modify Section 39 of the National Telecommunications Law No. 19,798 suppressing the exemption of any charges that may be imposed on the differential use of the ground, underground and air space in the national, provincial or municipal public utility for the set-up of telecommunications facilities and networks.

     This proposed legislation is now to be debated by the Senate. Should such bill become a law, the municipalities and the City of Buenos Aires would be empowered, as soon as the law is enacted, to impose royalties on such use, in accordance with the provisions of any applicable tax and tariff ordinances.

     The Company considers that if such were the case, such taxes shall be transferable to the rates for telephony service in accordance with the tax stability rules in force in the current regulatory regime.

Comparison of results of operations for the fiscal years ended December 31, 2005 and 2004

     All references made below to 2005 and 2004 are to the Company’s for the fiscal years ended December 31, 2005 and 2004, restated as described in note 2.1. to the financial statements.

     In addition, references to “in real terms” and “in constant pesos” are to figures restated as described in note 2.1. to the financial statements. References to “in current terms” are to figures not restated by inflation.

Net Revenues

      Net revenues increased by 12.9% to $3,367 million in 2005 from $2,983 million in 2004.

     The increase in revenues was principally due to an increase in the consumption of sundry services and an increase in the average plant and to the consideration of certain related taxes in fiscal 2004.

     The following table shows operating revenues in millions of pesos by category of services for the fiscal years ended December 31, 2005 and 2004:

	2005		2004		Variation

Basic telephone service
Measured service	923	27.4%	857	28.7%	7.7%
Monthly basic charges (1)	787	23.4%	719	24.1%	9.5%
Special services	565	16.8%	459	15.4%	23.1%
Public phones	185	5.5%	188	6.3%	-1.6%
Access charges	517	15.4%	388	13.0%	33.2%
International long-distance service	125	3.7%	108	3.6%	15.7%
Direct Lines	79	2.3%	84	2.8%	-6.0%
Other	186	5.5%	180	6.1%	3.3%

Total	3,367	100%	2,983	100%	12.9%

(1)       Includes basic charges and charges for supplemental services.

      The main variations refer to:

     Measured service includes revenues that the Company collects from the traffic consisting of local and domestic long-distance calls made by its own customers to other of its own customers through the Company’s network, to customers of other operators routed through the Company’s network as well as other operators’ networks. In this last case, the Company bills and collects revenues for the termination of those calls (included in Access charges revenues), and pays to the other operators the cost of using their network (see cost of services provided “Fees and payments for services”).

     Measured service increased by $66 million or 7.7% to $923 million in 2005 from $857 million in 2004. The variation was mainly due to: (i) an increase of $48 million or by 4.4% in the total average number of billable lines, partially offset by (ii) a decrease in average urban and interurban consumption per line of approximately $20 million, and (iii) by an increase in tariff discounts of approximately $8 million in 2005 as compared to 2004.

     Monthly basic charges increased by $68 million or 9.5% to $787 million in 2005 from $719 million in 2004. The variation was mainly due to (i) an increase in the Company’s average number of billable lines of approximately $25 million, (ii) an increase in revenues from supplemental services of approximately $21 million, mainly due to the increase in the average price of these services of approximately 9.7%, and (iii) a decrease in 2005 in the average number of lines out of service as compared to last year that generates an increase of $8 million in the monthly basic charges, partially offset by an increase in tariff discounts of approximately $5 million in 2005 as compared to 2004.

     Special services increased in $106 million or 23.1% to $565 million in 2005 from $459 million in 2004. The variation was mainly due to an increase of: (i) $91 million in Internet service subscriptions billed, due to the rise in the number of ADSL (broad band) users of 78.9% and, (ii) $8 million in services provided to suppliers of audiotext and free calls, partially offset by a decrease of $11 million in services provided to other suppliers for agreements signed in 2004.

     Revenues from public phones decreased by $3 million or 1.6% to $185 million in 2005 from $188 million in 2004. The variation mainly results from: (i) a drop in the consumption in third party calling centers, and (ii) an increase in discounts and rebates therein granted as a result of growing competition in mobile telephone services, partially offset by an increase in subscriptions.

     Access charges: the Company bills and collects income resulting from call termination of other operators through the Company’s network, and pays to the other operators the cost of using their networks (see costs of services provided “Fees and payments for services”).

     Revenues resulting from access charges (interconnection) in 2005 amounted to $517 million, as compared to $388 million in 2004, representing an increase of $129 million or by 33.2% . The variation mainly results from a 18.9% increase in interconnection traffic, in particular with mobile telephone companies, both in transit and in access, and an increase in interconnection subscriptions of 21.7% or by $15 million.

     International long-distance service revenues increased by $17 million or 15.7% to $125 million in 2005 from $108 million in 2004. This variation was mainly due to a 27.3% increase in traffic to customers and carriers.

     Revenues from Direct Lines decreased by $5 million or 6.0% to $79 million in 2005 from $84 million in 2004. This variation was mainly due to a decrease in sales due to the increase in discounts granted.

      “Other” revenues increased to $186 million in 2005 from $180 million in 2004 which represents an increase of $6 million or 3.3% . This variation is mainly due to connection revenues (see note 2.3. m) to the financial statements). This variation was partially offset by an increase in computer assistance services and other management services provided, among others.

Cost of Services provided, Administrative expenses and Selling expenses (“Operating cost”)

     Cost of services provided, administrative expenses and selling expenses increased by 12.0% to $2,699 million in 2005 from $2,409 million in 2004.

     The following table shows the breakdown of expenses for the fiscal years ended December 31, 2005 and 2004, in million pesos:

	2005		2004

Salaries and social security taxes	447	16.6%	393	16.3%
Depreciation and amortization of fixed assets
and intangible assets (1)	1,068	39.6%	1,131	46.9%
Fees and payments for services	683	25.3%	580	24.1%
Material consumption and other expenditures	66	2.4%	71	2.9%
Allowance for doubtful accounts	6	0.2%	(43)	-1.8%
Taxes	200	7.4%	60	2.5%
Management fee	75	2.8%	68	2.8%
Other	154	5.7%	149	6.2%

Total	2,699	100%	2,409	100%

(1)       Excluding the portion corresponding to financial expenses.

      The main variations of operating costs refer to:

     Salaries and social security taxes increased by 13.7% or $54 million to $447 million in 2005 from $393 million in 2004. The variation was mainly due to an increase in salaries granted by the Company and by a decree of the PEN to employees, both those included and not included in the collective bargaining agreement, during the first quarter of 2005 and to the employees included in the collective bargaining agreement, during the last quarter of 2005. Additionally, this variation includes the effect of the agreements between the Company and the unions, which represent the employees governed by collective bargaining agreements, that took place in December 2004. These increases were slightly accompanied by an increase in Telefónica’s average headcount, which varied approximately 1% to 8,812 in 2005 from 8,728 in 2004.

     The productivity index, measured as lines in service by employee grew from 494.3 in 2004 to 509.6 in 2005, which represents approximately a 3.1% increase.

     Total depreciation and amortization of fixed assets and intangible assets decreased to $1.068 million in 2005 from $1,131 million in 2004. The decrease was mainly due to assets that were no longer depreciated as from December 2004 (mainly transmission, switching and radio equipment), partially offset by the depreciation of investments in fixed assets applied during 2005.

     Fees and payments for services increased by 17.8% or $103 million to $683 million in 2005 from $580 million in 2004. In relation to the above mentioned variation, the main increases should be highlighted:

•	temporary personnel expenses for $20 million, mainly due to the need to hire temporary personnel and salary increases granted by the Company and decree of the PEN;
•	network maintenance expenses for $21 million, mainly due to repair charges caused by cable theft, increase in preventive maintenance due to the lines in service;
•	advertising expenses for $12 million, mainly generated by an increase in the number of advertising and telemarketing campaigns, accompanied by an increase in the average cost of them;
•	Interconnection fees to providers amounting to $15 million due to the increase in traffic, mainly outgoing international internet calls as a consequence of the increase in Internet services supplied by the Company;
•	$11 million in advice and consulting fees mainly due to higher consulting fees;
•	technical services and systems of 11 million mainly due to an increase in the capacity hired from service providers;
•	commissions for sales and building maintenance of $8 million;
•	security, communication and travel expenses of $5 million.

     Costs for material consumption and other expenditures decreased from $71 million in 2004 to $66 million in 2005. The main cause for the change was the reduction in the consumption of materials that the Company kept in stock. These decreases were compensated by increases in the prices of certain materials used and of certain expenditures.

     The change in the charge for the allowance for doubtful accounts can be summarized as follows: (i) in 2005 allowance for doubtful accounts was of $81 million, as compared to $62 million in 2004, representing an increase of $19 million; and (ii) a total recovery of collection of past-due customers in 2005 of $75 million, as compared to $105 million recovered in 2004, representing a decrease of $30 million. These variations are due to an increase of activity during 2005 and the new collection plans implemented by the Company.

     The charge to income for taxes increased from $60 million in 2004 to $200 million in 2005. This variation is mainly due to an increase in the Company’s revenues, the taxable base of certain taxes and certain taxes that impacted on sales revenues in 2005.

     The charge to income for management fee increased from $68 million in 2004 to $75 million in 2005, representing a 10.3% increase. This is mainly due to an increase in the income considered for fee calculation.

     The charge to income of other operating costs increased from $149 million in 2004 to $154 million in 2005, representing a 3.4% increase. The variation is due to an increase in transportation expenses of $8 million, cost of services provided of 2 million, commission expenses of $3 million and other payroll expenses of $1 million. This increase is partially offset by a $9 million decrease in lease charges as a result of the expiration of the leases of vehicles.

Financial incomes and losses

     In 2005 and 2004 interest capitalized in fixed assets totaled $11 million and $8 million, respectively (see note 2.3. g) to the financial statements).

      For 2005 and 2004, net financial incomes and losses amounted to losses of $315 million and $448 million, respectively, representing a decrease of $133 million. This decrease was mainly due to: (a) $73 million for exchange difference gain resulting from the effect of changes in the exchange rate experienced in both periods, from a loss of $65 million in 2004, to a gain of $8 million in 2005 and (b) a reduction in interest and financial charges, of $100 million, to a loss of $270 million in 2005 from a loss of $370 million in 2004, mainly due to a decrease in the average exchange rate for the fiscal year, a decrease in financial payables and in interest rate applied to the debt of the Company with its indirect controlling company Telefónica International S.A. (“TISA”) partially offset by a decrease in the interest rate applied to customers for payments in arrears.

Other expenses, net

     Other expenses, net decreased from $130 million in 2004 to $64 million in 2005, representing a 50.8% decrease. The variation is mainly explained by a reduction in employee termination charges and by a decrease in reserve for contingencies.

Results of discontinued operations

     Operations discontinued in 2005 resulted in a profit of 103 million. In 2004, this result had been a loss of 3 million. This increase mainly reflects the income derived from the sale of the Company’s equity interest in Telinver S.A. (see notes 2.3. m) and 17. to the financial statements).

Net income (loss)

     Net income (loss) increased from a loss of $8 million in 2004 to a gain of $767 million in 2005. The main causes of this change were the increase in sales revenues, the exchange difference, the income derived from the disposition of the Company’s equity interest in Telinver S.A. and income tax (see note 2.3. k) to the financial statements).

Liquidity and capital resources

     In 2005 and 2004, the Company used cash from operating activities, borrowed funds from financial institutions and used long-term bank credit lines to manage its liquidity and to finance its capital expenditures.

Cash and cash equivalents

     Company’s cash and cash equivalents increased by 89 million, or 35.7%, up from 249 million as of December 31, 2004 (net of 8 million corresponding to Other investments) to 338 million as of December 31, 2005 (net of 25 million corresponding to the Discount Bond, see Note 14. to the financial statements). As of December 31, 2005, 80.8% of Company’s cash and cash equivalents are in foreign currency. As a percentage of total assets, cash and cash equivalents represented a 4.7% as of December 31, 2005.

Financial resources and investments

     Cash provided by operating activities in 2005 increased by $198 million, from $1,554 million in 2004 to $1,752 million in 2005.

     The Company’s general financing policy is to cover future fund needs to continue its investment plan and repay short and long-term debt mainly with funds generated by the operations plus, if it is necessary, with bank loans and/or access to capital markets and ultimately of applying for financing from the Company’s indirect parent company.

     Main funds used in 2005 were to purchase fixed assets and to repay loans. The funds used to purchase fixes assets in 2005 and 2004 amount to $441 million and $387 million, respectively (net in 2005 and 2004 of $32 million and $41 million, respectively, financed with trade payables and in 2004 net of $9 million of inventories transferred to fixed assets).

     As of December 31, 2005, the Company has borrowed long term funds from major financial institutions in an amount equivalent to 175 million as of December 31, 2005. These funds have been borrowed under terms and conditions customary in this kind of transactions, which generally refer to the commitment not to encumber or grant security interests on its assets or on present or future revenues, other than certain permitted encumbrances or unless certain predetermined conditions are met.

Issuance of Negotiable Obligations under the December 2003 Program

     The shareholders’ meeting held on December 19, 2003 approved the creation of a global program (the “Program”) for the issuance of simple negotiable obligations not convertible into shares, denominated in pesos or in any other currency, with ordinary guarantee, in various series and/or successive tranches, either cumulative or non-cumulative, for a maximum outstanding amount of 1.5 billion pesos or its equivalent amount in other currencies, and delegated to the Board of Directors the ability to set the remaining issue conditions and to decide to request or not authorization to quote in the Stock Exchante of Buenos Aires (“BCBA”) and the MAE (automated over-the-counter market in Argentina) and/or other foreign exchange markets.

     On April 23, 2004 the Company's Board of Directors resolved to issue the LESEP Class of Negotiable Obligations under the Program, for a nominal amount of 163.3 million, which have been cancelled as of the date of these financial statements.

     On October 28, 2004 the Company proceeded to issue the Second Class of Negotiable Obligations for 200 million under the above mentioned Program. The issue comprises a Series A for an amount of 134.8 million, with a 365-day term (which was fully cancelled upon maturity) and a Series B for an amount of 65.2 million, with a 548-day term and a variable annual interest rate based on the BADLAR index plus 2.4% annual with a nominal annual minimum rate interest of 7% and a nominal annual maximum rate interest of 15%.

     On February 11, 2005 the Company issued the third class of negotiable obligations for 250 million in two Series, the Fixed Rate series at 365 days for 200 million with a 8% nominal interest rate coupon (which was fully cancelled after December 31, 2005) and the Variable Rate Series at 730 days for 50 million with a variable interest rate coupon based on the Tasa Encuesta plus a spread of 2.5%, with a nominal annual minimum of 7% and a nominal annual maximum of 15%.

      As of December 31, 2005, there were nine negotiable obligations issues outstanding:

Issuance Month/Year	Face Value as of December 31, 2005 (in millions)	Term (in years)	Maturity Month/ Year	Rate per annum (%)	Use of proceeds
05/98	US$125.6	10	05/2008	9.125	a)
06/02	US$71.4	4	07/2006	9.875	b)
08/03	US$189.7	4	11/2007	11.875	b)
08/03	US$212.5	7	11/2010	9.125	b)
08/03	US$0.03 (c)	8	08/2011	8.85	b)
08/03	US$134.6	8	08/2011	8.85	b)
10/04	$ 65.2	1.5	04/2006	Badlar + 2.40 (d)	b)
02/05	$103.9 (f)	1	02/2006	8.00	b)
02/05	$50	2	02/2007	Encuesta + 2.50 (e)	b)

a)	Financing of investments in fixed assets in Argentina.
b)	Refinancing of liabilities.
c)	On August 1, 2004 they were converted to US dollars and started to accrue interest at a nominal rate of 8.85% per annum.
d)	Corresponds to notes with a variable interest coupon based on the BADLAR rate (average interest rate paid by banks in public and private sectors on deposits in excess of 1 million for a term of 30 to 35 days) + 2.4% with a nominal annual minimum of 7% and a nominal annual maximum of 15%.
e)	Corresponds to notes with a variable interest coupon based on the Encuesta rate (interest rate published by the Central Bank of Argentina (“BCRA”) for fixed-term deposits for a term of up to 59 days for deposits ranging from 100,000 to 499,999) + 2.5% with a nominal annual minimum of 7% and a nominal annual maximum of 15%.
f)	Net of 96.1 million repurchased during 2005. As of the date of issuance of these financial statements, this issuance was completely cancelled.

     As of December 31, 2005 Telefónica owed, approximately 38 million (about US$ 13 million) to related parties with maturity on December 2006, interest at one-month LIBOR plus an approximately 1% per annum. The agreement currently in force provides the usual commitments for these kind of transactions, as well as clauses that establish that the creditor may accelerate the terms of the Company’s payables if there are changes in the Company’s equity, economic and financial situation that due to their adverse nature may affect the Company’s capacity to comply with the obligations assumed in the agreement or if there are restrictions that may limit the capacity of the Company to repay its debts.

     Additionally, the loan agreement currently in effect contains acceleration clauses that would be triggered in the event of certain court or out-of-court procedures being initiated in connection with claims exceeding a certain percentage of the Company shareholders’ equity or one of its significant subsidiaries. The Company has obtained a waiver in respect of procedures of this nature that were pending against the Company until the maturity of the loan, subject to a condition that no other debt be accelerated on similar grounds.

     The following table contains a breakdown of the Company’s investments in fixed assets (1) for the fiscal years ended December 31, 2005 and 2004.

	Millions of Argentine pesos

	December 2005	December 2004

Land, buildings and equipment	11	10
Transmission and switching equipment	192	191
External plant	35	26
Telephone equipment	28	24
Materials	73	109
Other	134	77

Total (2)	473	437

(1)   Allocation of work in process and prepayments to vendors to each line item has been estimated.
(2)   In 2004, includes 9 million of assets transferred to Inventory.

     Fixed assets and intangible assets relating to Telefónica’s telecommunications business were assessed for impairment based on their recoverable value on the basis of the Company Management’s best estimate of future discontinued cash flows of its telecommunications business, considering current information and future telephone service rates estimates. The Company has monitored the evolution of the macroeconomic variables that affect its business and, from time to time, it has adjusted its projections based on the latest trends. As explained in note 1. to the financial statements, the main macroeconomic variables have shown relative stabilization. In the opinion of the Company’s Management, based on the preparation of projections based on such trends and the consideration of operating strategies available for these scenarios, the Company will generate future cash flows sufficient to recover the balances corresponding to its fixed assets and intangible assets. Notwithstanding the foregoing, as explained in note 10.1. to the financial statements, the Company will continue to monitor the projected situation and will assess the effect of any new future developments.
Foreign-denominated debt, receivables and investments

     The Company’s bank and financial payables in foreign currencies as of December 31, 2005 amounted to approximately US$764 million (approximately $2.3 billion), 17 million Euros (approximately $62 million), and 5.8 billion Yens (approximately $148 million). As of December 31, 2005, the Company also had the equivalent of approximately $157 million of trade and other payables denominated in foreign currencies. Approximately $544 million of the Company’s receivables and investments are denominated in foreign currency.

Exposure to foreign exchange rates

     On September 1999, the Company entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the yen-US dollar exchange rate, in connection with the loan amounting whose nominal amount as of December 31, 2005 was 5.7 billion Yens granted by The Export Import Bank of Japan (currently the Japan Bank for International Cooperation) and maturing in February 2011, which accrues interest at a rate of 2.3% per annum. Such swap agreement provides a fixed exchange rate of 104.25 yens per US dollar. The interest rate to be paid to Citibank N.A. during the validity of the loan for the US dollars received is 7.98% per annum. As of December 31, 2005 the related liability, taking into account the effect of the above mentioned swap and the additional interest accrued, amounts to US$58 million. The contract establishes, among other provisions for this type of transaction, certain events of default under which the creditor may accelerate payment terms. Events of default include failure to pay financial debts for amounts in excess of 2% of the Company's shareholders' equity.

     Additionally, during December 1999, the Company entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the euro-US dollar exchange, in connection with a portion of the net position of assets and liabilities in Euros, including the balance of the loan granted by Istituto Centrale per il Credito a Medio Termine (“Mediocredito Centrale”) which matures in November 2017, and accrues interest at a rate of 1.75% per annum. Such swap agreement has an 8-year term until November 2007 and provides a fixed exchange rate of 0.998 Euro per US dollar. The interest rate paid to Citibank N.A. during the validity of the loan for the US dollars to be received is 2.61% per annum.

     In September 2004 the Company entered into an agreement with TISA for two new strategies of exchange rate options, known as “Call Spread”, with maturities in January and February 2005. These Call Spreads consisted of an acquisition of a call option and a sale of a call option with different strike prices for a specific amount of currency.

     Options could be exercised only upon maturity thereof. Upon each maturity date, in January and February 2005, the options were not exercised because the exchange rate prevailing at those dates was outside the strike band of the options. The cost of the premium paid has been charged to the income statement.

      As of December 31, 2005 there are no pending option transactions.

Contractual obligations and commercial commitments

     The following table represents a summary of the contractual obligations and commercial commitments of the Company and its controlled company:

	Payments due by period in millions of Argentine Pesos

		Less than	1-3	3-4	4-5	After 5
	Total	1 year	years	years	years	years

Contractual obligations
Bank and financial payables	3,494	704	1,400	131	775	484
Other obligations	819	765	45	6	3	-

Total contractual obligations	4,313	1,469	1,445	137	778	484

Other commercial commitments	106	81	21	1	1	2

Total commercial commitments	106	81	21	1	1	2

     Bank and financial payables include principal and interest. A sizable portion of these debts bears an interest at variable rates. Consequently, the Company estimated interest payable based on interest rates in effect at December 31, 2005. Actual interest payments may significantly differ from these estimates on account of interest rate fluctuations. In addition, approximately 92% of these obligations are denominated in foreign currency, and therefore principal and interest payments are estimated based on exchange rates in effect at December 31, 2005. Actual foreign currency debt payments may significantly differ from these estimates due to exchange rate fluctuations.

Research and development, patents and licenses

     The Company does not incur in any research and development expenses. It holds no material patents and does not license to others any of its intellectual property. In connection with its provision of telecommunication services, the Company plans infrastructure development based upon present and projected future demand of such services. The Company acquires the necessary technology, including equipment, from third parties.

Statistical data

     The following table provides certain basic information relating to the development of the Company’s domestic telephone system.

	Operating Data

	December-05	December-04

Lines installed	4,728,439	4,615,470
Lines in service	4,534,844	4,328,513
Lines in service per 100 inhabitants	26	25.1
Lines in service per employee	509.6	494.3
Percentage of lines connected to digital
exchanges	100%	100%
Public telephones installed	120,625	117,028

Prospects of Telefónica de Argentina S.A.

     During 2004 and 2005, the telecommunications industry continued to adapt itself to the changes occurred since the beginning of 2002. The companies reacted to the new scenario by carrying out liability restructurings, mergers and acquisitions, among others. Despite cash flow constraints, the existing installed capacity generated a level of competition that affected the raise of prices in the industry.

     In this scenario, the Company has the following management priorities for the short and medium term and maintains its vision: “to be Argentina’s most admired company in terms of personnel enthusiasm, customer satisfaction and contribution to the country’s development”:

•	further strengthening the traditional fixed telephony business by increasing the number of residential customers;

•	continuing to tap Internet’s growth opportunities by forerunning broadband (ADSL) development, considered to be the main growth leverage for the residential segment. In the coming years the Company will implement a plan for growth that will allow it to maintain leadership in the access market in the areas it serves, maintaining quality and service standards comparable to the most developed markets around the world, with the aim of reaching one million ADSL customers in 2008

•	consolidating the Company as a comprehensive supplier for corporate customers, i.e., shifting from a vision focused on product development to a vision focused on the development of integrated offerings tailored to the needs of each segment;

•	applying selective criteria to expenditures and investment projects

•	continuing with adequate cash management, honoring assumed commitments;

•	encouraging the Company’s conversion into an organization focused on, and committed to, the customer; and

•	confirming the Company’s commitment to Argentina’s growth capitalizing the opportunities resulting from such growth.

     In connection with the regulations governing the supply of telecommunication services, at present there are several legislative initiatives in the form of bills including:

1) a bill for establishing the National Regime of Utilities (the “Bill”). The Bill defines public services as a kind of service that is supplied by the public administration either directly or indirectly to satisfy a public interest necessity, and provides that the National Government has exclusive authority to supply public services per se or through third parties.

The Bill seeks to introduce substantial changes in the regulatory framework under which the Company currently supplies its services. Should it be finally enacted, it might be applicable to the renegotiation of public service contracts. The Bill includes provisions on the supply of services by private providers, always in the form of concessions, licenses or permits for specific terms, and establishes that the assets assigned to supply of the services must be transferred to the State upon the expiration of such term. At present, the Company renders its services under a perpetual license and has the title to the assets assigned to supply of the services.

In addition, although the Bill states that rates must give the service supplier the chance to obtain a reasonable return on invested capital, it grants certain powers to the State that in practice could affect significant aspects such as rates (revenues) and service supply conditions, besides allowing it to impose investment obligations, the requirement that the private supplier must assume a portion of the cost of preferential rates charged to certain categories of users, “rescue” the supply of service for public interest reasons without any default in the payment of its obligations by the supplier etc.

2) a bill that changes the treatment to be given to customers in arrears that was approved by the Senate on October 21, 2004. This proposal establishes that before the payment demand is sent to the customer in arrears, the public service supplier company must invite the customer to a mediation instance aimed at determining the actual difficulty to pay the service and giving the customer the possibility of exercising his right to be heard. At such instance a payment schedule will be established without imposition -for that time only- of default interest if the payment is agreed upon and documented in such opportunity.

     Pursuant to the Memorandum of Understanding 2006, the PEN has undertaken to make efforts to establish in the future a stable legal framework allowing to regulate the activities in the sector. To that end, it shall send a bill of proposed legislation to the Legislative Power which shall include the following minimum contents:

•	Assurance of a stable and effective regulatory framework applicable to the industry;
•	Maintenance and assurance of legal stability for the benefit of service development;
•	Strengthening of the Nation's common welfare;
•	Assurance of adequate service supply;
•	Assurance of effective protection for the rights of users and consumers;
•	Incentives to the involvement of the private sector in telecommunications;
•	Promotion of sustainable technological evolution in the sector with a view to fixed and wireless connectivity;
•	Development of the Argentine telecommunications industry;
•	Promotion of job creation;
•	Promotion of investment commitments that guarantee sustainable development in telecommunications infrastructures based on respect for the principle of technological freedom and;
•	Establishment of an equal treatment for all providers.

     The Company is unable to foresee if, in the future, the legislative bills or other regulation to be proposed will be enacted into laws or if they will become part of the regulatory framework that governs the Company's activities. Nor can the Company foresee if the original version of the proposals mentioned and/or future projects shall be amended or not, or if there will be amendments that may have a lesser or greater impact on the conditions and the framework in which the Company currently operates.

     As from the second semester of 2003 there has been an improvement in the macroeconomy, including stabilization of the peso with respect to the US dollar. Although in 2005 retail prices already recorded an accumulated increase of 12.3%, it is a priority issue, deserving the Government’s special attention in order to keep such index under control. In particular, the Company expects that the outcome of the renegotiations of the agreement with the Argentine Government; and how the government will regulate tariffs; may have a material effect on the results of its operations in future years accompanying the macroeconomic situation in Argentina, including inflation, devaluation and unemployment.

     In particular, the Company’s results of operations are very sensitive to changes in the peso/ US dollar exchange rate because its primary assets and revenues are denominated in pesos while 64% all of its liabilities are denominated in US dollars.

     The Company’s current long-term business strategy is to maintain and enhance its position in Argentina’s competitive telecommunications market. The implementation of this strategy involves the introduction of service offerings in new geographic areas, improving and expanding the services in the markets currently served by the Company and its continuous development as a provider of telecommunications services for corporate and residential customers, among other aspects.

     In the long term, the Company intends to continue to solidify its position as the leading provider of integrated business solutions in Argentina by providing a full range of services including voice, value added services, and particularly in ADSL, and other high-technology products for corporate users of various sizes through different marketing channels. The Company also intends to continue to invest substantial resources and expects investments in 2006 to be in the region of 500 million, both in traditional service and in ADSL as well as in training and personnel development and in incentive programs to reduce costs and improve efficiency.

     The Company considers that the implementation of these short- and long-term business strategies, hand in hand with current stability in Argentina’s economic situation, will continue having a positive impact on the competitiveness of its telecommunications activities, reducing the adverse effects of growing competition.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica de Argentina S.A.

Date: April 3, 2005	By:	/s/ Pablo Luis Llauró

		Name:	Pablo Luis Llauró
		Title:	Assistant General Counsel